NEWALTA


08006057

November 17, 2008


Section
Washington, DC

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:


SUPPL

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Material Change Report dated November 14, 2008;

2. Letter of Instruction;

3. Letter of Transmittal; and

4. Management Information Circular with respect to a Plan of Arrangement dated November 12, 2008.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

Signed by Vivian Zipchian
in the absence of:

Took Whiteley
Vice President and General Counsel

TBW/VZ
Encl.

NEWALTA CORPORATION
211 - 11 Avenue S.W.
Calgary, AB T2R 0C6

TEL 403.806.7000
FAX 403.806.7348
WEB www.newalta.com

File No. 82-34834

FORM 51-102F3
MATERIAL CHANGE REPORT

1. Reporting Issuer:




Newalta Income Fund ("Newalta")
211 – 11th Avenue S.W.
Calgary, Alberta
T2R 0C6

2. Date of Material Change:

November 4, 2008

3. News Release:

On November 5, 2008, a news release was issued and disseminated through the facilities Canada Newswire and filed on SEDAR.

4. Summary of Material Change:

Newalta announced that its Board of Trustees (the "Board of Trustees" or "Board") has approved the conversion of Newalta from an income trust into a dividend-paying corporation (the "Conversion") to be positioned to take advantage of the various internal growth opportunities available to Newalta.

5. Full Description of Material Change:

Newalta announced that its Board of Trustees has approved the Conversion to be positioned to take advantage of the various internal growth opportunities available to Newalta.

Conversion Rationale

Since the October 31, 2006 announcement by the federal government and subsequent legislation to impose income taxes on publicly traded income trusts and limited partnerships, Newalta's management and Board of Trustees have been continuously reviewing Newalta's strategic objectives and available options to ensure that Newalta's capital structure is efficient and that unitholder value is being maximized. Over the past year, management has carried out a more detailed analysis in relation to the growth opportunities and strategic direction for Newalta.

As a result of this analysis, the Board of Trustees and management believe that the proposed corporate structure best enables Newalta to execute its 2009 budget and its strategic plan and to deliver strong growth and capital appreciation for its unitholders. Given the diminished value of the income fund structure, management and the Board of Trustees believe that the best opportunity for creating value is to reinvest a significant portion of overall funds from operations into the business and to focus on increasing overall earnings per share. At the same time, management and the Board of Trustees recognize that many investors require or prefer an element of cash yield from their investment. By converting to a growth-oriented, dividend-paying corporation, management and the Board believe that Newalta will be best positioned to aggressively invest in attractive growth opportunities while at the same time providing income-oriented investors with an attractive cash yield.

Newalta intends to continue monthly distributions of $0.185 per trust unit of Newalta for the remainder of 2008. Upon completion of the Conversion, Newalta plans to pay a quarterly dividend of $0.20 per common share ($0.80 on an annualized basis). The dividend payment represents a current yield of 8.9% based on the closing price on November 4, 2008. It is expected

that the dividends will be "eligible dividends" for income tax purposes and thus qualify for the enhanced gross-up and tax credit regime for certain shareholders.

Management and the Board of Trustees believe that the Conversion provides a number of compelling and strategic benefits, including, without limitation, the expectation that a conversion to a public corporation would:

(i) position Newalta to invest in attractive internal opportunities for growth and expansion;

(ii) result in paying a dividend to its shareholders with a view to sustainability while at the same time delivering strong returns through capital appreciation;

(iii) enable more self-funding of its growth capital on a non-dilutive basis while prudently managing its balance sheet;

(iv) permit its financial and operational performance to be more easily valued relative to its corporate peers;

(v) attract new investors and provide a more liquid market for Newalta's common shares;

(vi) remove Newalta from the uncertainty that exists in the income trust marketplace today; and

(vii) remove the federal government's "normal growth" and "undue expansion" limitations.

Over the last five years, Newalta has made $316.4 million in growth capital investments, resulting in the accumulation of a significant dollar amount of tax pools. After conversion, based on current performance and investment, Newalta does not anticipate paying any Canadian cash taxes until 2012 at the earliest. This tax horizon is dependent on a number of factors including, but not limited to, the amount of tax loss carryforwards and total undepreciated capital cost ("UCC") and eligible cumulative expense ("ECE") pools accumulated. As at December 31, 2007, Newalta had $80.0 million in tax loss carryforwards and $423.0 million in UCC and ECE pools. Due to the tax efficiencies created by Newalta's tax pools, the need to create tax shelter through Newalta's income trust structure has been substantially mitigated. Furthermore, under a corporate structure wherein a larger percentage of cash flow will be reinvested in growth capital investments, tax pool balances will be further enhanced, thereby providing additional shelter against taxable income.

Fairness Opinion

The Board of Trustees retained CIBC World Markets Inc. ("CIBC World Markets") as financial advisor to address the fairness, from a financial point of view, of the consideration to be received by unitholders under the Conversion. In connection with this mandate, CIBC World Markets has provided the Board of Trustees with a verbal opinion that the consideration to be received by unitholders under the Conversion is fair, from a financial point of view, to such unitholders.

Board Recommendation

The Board of Trustees, based upon its own review, including consideration of the fairness opinion provided by CIBC World Markets, has unanimously determined that the Conversion is fair to unitholders and that it is in the best interests of Newalta and its unitholders, and unanimously recommends that unitholders vote in favour of the Conversion.

Mechanics of the Conversion

If approved, the Conversion would result in the reorganization of Newalta into a publicly-listed corporation that would own all of the units of Newalta. Pursuant to the Conversion, unitholders would receive, for each unit held, one common share of the corporation on December 31, 2008. In order to receive the common shares on a tax-deferred basis, eligible unitholders will be required to file a tax election under Section 85 of the *Income Tax Act* (Canada).

Further, pursuant to the Conversion, the resulting public corporation will assume all obligations of Newalta including the outstanding convertible debentures.

The Conversion is subject to unitholder and other approvals and will be undertaken pursuant to a statutory plan of arrangement under the *Business Corporations Act* (Alberta) at a special meeting to be held on or about December 17, 2008. Following the Conversion, the composition of the Board of Directors of the resulting public corporation would be the same as the current Board of Trustees.

A management information circular will be mailed to unitholders on or about November 13, 2008, in connection with the Conversion and other matters to be considered at the special meeting. Newalta expects, subject to receipt of required approvals, that the Conversion will be effective on December 31, 2008.

Application will be made to list the public corporation's common shares and convertible debentures on the Toronto Stock Exchange on a substitutional basis.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable

7. Omitted Information:

Not Applicable

8. Executive Officer:

Took Whiteley, Vice President, General Counsel and Corporate Secretary of Newalta Corporation, the administrator of Newalta, is knowledgeable about the material change and may be reached at (403) 806-7000.

9. Date of Report:

November 14, 2008



LETTER OF INSTRUCTION FOR ELIGIBLE NEWALTA INCOME FUND (the "**Newalta Fund**") UNITHOLDERS (the "**Unitholders**")

Dear Unitholders:

This package (the "**Tax Election Package**") is made available to all Eligible Unitholders (as defined herein) who will exchange their units of Newalta Fund ("**Trust Units**") for common shares ("**Common Shares**") of 1434518 Alberta Ltd. ("**New Newalta**") and the Cash Consideration (as defined hereinafter) as part of a plan of arrangement involving Newalta Fund, Newalta Corporation, Newalta Industrial Services Inc., Newalta Services Holdings Inc. and New Newalta announced on November 5, 2008 (the "**Arrangement**"), which will become effective December 31, 2008.

Eligible Unitholders that acquired Trust Units pursuant to the trust unit rights incentive plans of Newalta Fund adopted by the Unitholders on March 1, 2003 and May 18, 2006, as respectively amended (collectively, the "**Trust Unit Incentive Rights Plans**") may be affected by certain income tax considerations specific to such Trust Units. Such Eligible Unitholders should consult their own tax advisors before making the joint tax election described herein (the "**Tax Election**").

THIS MATTER REQUIRES YOUR IMMEDIATE ATTENTION. THE DEADLINE TO SUBMIT DOCUMENTS FOR EXECUTION BY NEW NEWALTA IS MARCH 31, 2009.

General Disclaimer

The following instructions are of a general nature only, may not be exhaustive and are not intended to be, nor should they be construed as, legal or tax advice to any particular Eligible Unitholder concerning the Tax Election. Furthermore, neither Newalta Fund nor New Newalta has provided or will provide Eligible Unitholders with any advice respecting the Tax Election or the manner of completion or execution of the required forms by virtue of the following:

- the following instructions;
- the enclosed partially completed Canada Revenue Agency (the "**CRA**") form T2057; or
- New Newalta's execution of said forms.

Accordingly, Eligible Unitholders are urged to consult with their own tax advisors for specific advice in respect of making the Tax Election and the proper completion and execution of the required forms, having regard to their personal circumstances. For further information, you may wish to review Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA, the text of which can be found on CRA's website at **www.cra-arc.gc.ca**.

Provincial Election Forms

Eligible Unitholders may be required to file additional elections in order to comply with provincial income tax laws analogous to or respecting section 85 of the *Income Tax Act* (Canada) (the "**Tax Act**"). Eligible Unitholders are urged to consult their own tax advisors for advice on any additional provincial filing requirements.

211 - 11 Avenue S.W.
Calgary, AB T2R 0C6
TEL 403.806.7000
FAX 403.806.7031
WEB www.newalta.com

Contents of this Package

This Tax Election Package contains two copies of CRA form T2057 applicable for Unitholders that are not partnerships. If an Eligible Unitholder is a partnership, two copies of CRA form T2058 (not included) must be completed and forwarded to New Newalta for execution. CRA form T2058 is available on the CRA website mentioned above.

This package does not contain forms that may be required to be filed in compliance with provincial tax legislation. Eligible Unitholders are responsible for obtaining and completing such provincial forms and must submit any such forms to New Newalta for signature no later than March 31, 2009.

Who is Eligible to File a Tax Election

ONLY ELIGIBLE UNITHOLDERS ARE PERMITTED TO MAKE THIS ELECTION JOINTLY WITH NEW NEWALTA.

An Eligible Unitholder is a Unitholder who is: (i) not a non-resident of Canada for the purposes of the Tax Act; and (ii) an individual, partnership, association, body corporate, trust, unincorporated organization, government, regulatory authority or other entity that is subject to income tax under Part I of the Tax Act.

Purpose of the Election

One of the transaction steps necessary to achieve the final structure under the Arrangement is to have Unitholders exchange their Trust Units for Common Shares and an amount of cash consideration equal to 0.0001% of the weighted average trading price of each Trust Unit so exchanged (the "**Cash Consideration**"). For Canadian federal income tax purposes, the exchange of Trust Units for Common Shares and the Cash Consideration would normally be a taxable event resulting in a capital gain (or capital loss) to the extent that the fair market value of the Common Shares and the amount of Cash Consideration received is greater than (or less than) a Unitholder's tax cost of the Trust Units plus any reasonable costs incurred by the Unitholder in connection with the exchange. However, each Eligible Unitholder has the option to elect to have the provisions of section 85 of the Tax Act apply to this exchange in order to defer all, or a portion of, the gain that would otherwise arise and be subject to Canadian federal income tax.

Section 85 Election

In order to have section 85 apply to defer any potential gain on the exchange of Trust Units for Common Shares and the Cash Consideration, the Tax Act requires that a joint election be filed between the Eligible Unitholder and New Newalta. Each Unitholder, under the Arrangement, will automatically transfer his, her or its Trust Units held on December 31, 2008 to New Newalta. In exchange for the Trust Units, New Newalta will issue the Common Shares and pay the Cash Consideration to each former Unitholder on the basis of 0.999999 of a Common Share and the Cash Consideration for each Trust Unit. If an Eligible Unitholder chooses to have section 85 of the Tax Act apply to this exchange, it is necessary to complete a specific election form which is prescribed under Canadian tax law. This form is to be completed in part by the Eligible Unitholder and in part by New Newalta. Although New Newalta must be a party to the election, determining the amount at which the disposition of Trust Units is deemed to occur for tax purposes (the "**Agreed Amount**"), within the limits provided under section 85 of the Tax Act, is the responsibility of each Eligible Unitholder. To prevent any gain from being recognized, the


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Agreed Amount will usually equal the Eligible Unitholder's tax cost in the Trust Units for Canadian tax purposes.

Prescribed Election Form

The form prescribed under Canadian federal tax law which must be completed in order to make a section 85 election is CRA form T2057 "*Election on Disposition of Property by a Taxpayer to a Taxable Canadian Corporation*". Unfortunately, this form is complex due to the inherent complexity of this section of the Tax Act and is usually prepared by tax professionals. However, as described below, we are attempting to simplify the process of completing these forms to the extent possible. There are no short-form versions of these forms available. This form, in its entirety, must be properly completed and delivered to New Newalta by the Eligible Unitholder no later than March 31, 2009. If the Eligible Unitholder is a partnership, CRA form T2058 "*Election on Disposition of Property by a Partnership to a Taxable Canadian Corporation*" must be used, which is not provided and instructions to complete this form are not included.

Timing of Election

NEW NEWALTA MUST RECEIVE TWO (2) COPIES OF THE DULY COMPLETED ELECTION FORM (AND TWO (2) COPIES OF ANY APPLICABLE PROVINCIAL TAX ELECTIONS) NO LATER THAN MARCH 31, 2009. NEW NEWALTA AGREES ONLY TO EXECUTE AND FILE DULY COMPLETED FORMS RECEIVED BY IT ON OR BEFORE MARCH 31, 2009.

Who Should File the Election

Making the Tax Election to take advantage of the tax deferral is at the discretion of each Eligible Unitholder. It is up to each Eligible Unitholder to decide whether filing the Tax Election is in the Eligible Unitholder's best interest. Since the effect of the Tax Election under these circumstances is to defer any income tax payable on the disposition of Trust Units, there is usually no need for residents of Canada to file a Tax Election in respect of Trust Units held in tax-deferred accounts including, trusts governed by registered retirement savings plans ("**RRSPs**"), registered retirement income funds ("**RRIFs**"), registered education savings plans ("**RESPs**") and tax-free savings accounts ("**TFSIs**")

For non-residents of Canada, the exchange of Trust Units should not be subject to taxation in Canada unless the Trust Units constitute "taxable Canadian property" and the non-resident Unitholder is not afforded relief under an applicable tax treaty between Canada and the non-resident Unitholder's jurisdiction of residence. We do not believe the Trust Units would be considered to be taxable Canadian property for any of our non-resident Unitholders and therefore a non-resident would not normally receive any benefit from filing the Tax Election.

Adjusted Cost Base of Trust Units

Perhaps the most important piece of information to be provided by each Eligible Unitholder on the tax election form is the Agreed Amount. Provided the Agreed Amount is not: (i) greater than the fair market value of the Trust Unit at the time of the exchange; (ii) less than the lesser of the fair market value of the Trust Units and the adjusted cost base (the "**ACB**") of such Trust Units to the Eligible Unitholder at the time of the exchange; and (iii) less than the amount of non-share consideration, including the Cash Consideration, received on the exchange, the Agreed Amount is then deemed to be the proceeds of disposition for purposes of calculating any gain (or loss) on the


NEWALTA

disposition of the Trust Units to New Newalta. Normally, to take maximum advantage of the tax deferral, an Eligible Unitholder would choose an Agreed Amount equal to the ACB of their Trust Units for Canadian tax purposes.

Each Eligible Unitholder's ACB calculation may be considerably complex. It is the sole responsibility of each Eligible Unitholder to calculate the ACB of the Trust Units he, she or it holds. Eligible Unitholders should consult their own tax advisors if they have any questions concerning this aspect of the Tax Election. New Newalta will not provide assistance in determining an Eligible Unitholder's ACB outside of the information already provided to the public. With respect to the ACB of the Trust Units, Newalta Fund will post on its website at www.newalta.com the returns of capital on distributions paid in 2008.

Fair Market Value of Trust Units

The fair market value of the Trust Units exchanged for Common Shares and the Cash Consideration must be determined on a reasonable basis. There is no specific method prescribed by the CRA for determining the fair market value of a share or unit, nor is there any clear published guidance in this respect. Newalta Fund has determined, based on the facts and circumstances of the Arrangement, that it is appropriate for Canadian federal and provincial tax purposes to value the disposition of the Trust Units using the closing price for Trust Units on December 31, 2008, being the last complete trading day ending before the Arrangement is effective. Newalta Fund will post this information on its website at www.newalta.com. New Newalta agrees to execute only those tax elections which use that value. Although Newalta Fund believes the above value is reasonable, it makes no explicit representation as to its accuracy and notes that the value is not binding on any party (including the CRA) and has not been pre-approved by the CRA.

Instructions for Completing CRA Form T2057

Each Eligible Unitholder who chooses to make a Tax Election is solely responsible for ensuring CRA form T2057 or T2058, as applicable, is properly completed. The following section illustrates the information required to be included by Eligible Unitholders on CRA form T2057 only. Although the instructions may be useful for those completing CRA form T2058, or applicable provincial forms, please consult your tax advisor regarding the completion of such forms. The information should be typed or legibly printed on the form. **Do not write the required information on these instruction pages.**

Page 1 of CRA Form T2057

Complete the information in this first box for the Eligible Unitholder making the election:

Name of taxpayer (transferor) (print)				Social insurance number or Business Number
Address				Postal Code
Taxation year of taxpayer for the period from	Year Month Day / /	to	Year Month Day / /	Tax services office



For individuals, the "taxation year" is typically the calendar year. Corporations may have taxation year-ends that do not coincide with the calendar year. The "Tax Services Office" is where you typically file your annual tax return.

Complete this box if your Trust Units are held in joint ownership, otherwise enter "N/A":

Name of co-owner(s), if any (if more than one, attach schedule giving similar details)		Social insurance number
Address	Postal code	Tax services office

We have completed certain portions of the next section. Please do not mark this section.

Name of corporation (transferee) (print)				Business Number
Address 211 – 11th Avenue S.W., Calgary, Alberta				Postal code T2R 0C6
Taxation year of corporation for the period from	Year Month Day	to	Year Month Day	Tax services office Calgary

Complete the next section, by filling in your name and telephone number or, if appropriate, the name and telephone number of your tax advisor:

Name of person to contact for additional information	Area code	Telephone number

The last section of page 1 of CRA form T2057 relates to late filed elections and is to be completed only by those who submit an election form after the filing deadline prescribed in the Tax Act. This section should not be applicable to any Unitholders.

Page 2 of CRA Form T2057

The first 5 questions should be answered as follows:

1 – Is there a written agreement relating to this transfer? ☐Yes ☒No

2 – Does a price adjustment clause apply to any of the properties? (See the Interpretation Bulletin IT-169 for details) ☐Yes ☒No

3 – Do any persons other than the taxpayer own or control directly or indirectly any shares of any class of the transferee? ☒Yes ☐No

4 – Does a non-arm's length rollover exist between 2 or more corporations? Have all or substantially all (90% or more) of all the properties of the corporation(s) been transferred to the recipient corporation? ☐Yes ☒No

5 – Is the taxpayer a non-resident of Canada? ☐Yes ☒No

Question 6 should be answered based on each Eligible Unitholder's particular circumstances.

Whether a Trust Unit was capital property to a particular Eligible Unitholder is a question of fact and law that must be determined by each Eligible Unitholder based on a consideration of all the surrounding circumstances. If you are unsure of whether your Trust Units were capital property, contact your tax advisor. New Newalta is unable to assist you in making this determination.

6 – Are any of the properties transferred capital properties? ☐Yes ☐No

The remaining questions should be answered as follows:

If yes,

a) have they been owned continuously since Valuation-Day (V-Day)? ☐Yes ☒No

b) have they been acquired after V-Day in a transaction considered not to be at arm's length? ☐Yes ☒No

c) since V-Day, has the taxpayer or any person from whom shares were acquired in a non-arm's length transaction received any subsection 83(1) dividends for transferred shares? (if yes, provide details of amounts and dates received and attach a schedule.) ☐Yes ☒No

7 – Is the agreed amount of any of the transferred properties based on an estimate of fair market value on V-Day? ☐Yes ☒No

8 – Has an election under subsection 26(7) of the Income Tax Application Rules (Form T2076) been filed by or on behalf of the taxpayer? ☐Yes ☒No

The next section is not applicable – leave this blank.

Where shares of the capital stock of a private corporation are included in the property disposed of, provide the following:		
Name of corporation (print)	Business number	Paid up capital of shares transferred

Eligible Unitholders must complete the information in the two blank boxes in the next section, as follows:

Number of shares transferor received	Class of shares	Redemption value per share	Paid-up capital	Voting or nonvoting	Are shares retractable?
(1)	Common	N/A	(2)	Voting	No

(1) Enter the number of Common Shares you received on the exchange. This will be equal to the product obtained when the number of Trust Units exchanged is multiplied by 0.999999.

(2) The "paid-up capital" amount will generally be equal to the Agreed Amount less the aggregate amount of the Cash Consideration received. Once you have completed Page 3, return to this section and enter the Agreed Amount, less the amount of aggregate Cash Consideration received.


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Page 3 of CRA Form T2057

The date of the transaction, December 31, 2008, has been entered in the following section:

	Year	Month	Day
Date of sale or transfer of all properties listed below:	2008	December	31

Complete the information in the following section according to the instructions below:

	Property Disposed of			Agreed Amount B	Amount to be reported B-A (if > 0 see Note 4)	Consideration Received		
	Description	Elected Amount Limits				Non-share	Share	Fair Market Value of Total Consideration
		Fair Market Value	A			Description	Number and Class	
Capital Property Excluding Depreciable Property	(1) Newalta Income Fund Trust Units	(2)	(3)	(4)	(5)	(6)	(7)	(8)

This section should be completed if the Trust Units were held as capital property. If the Trust Units were held as inventory, complete the section with the sidebar entitled "Inventory Excluding Real Property" in a similar manner.

(1) Enter the number of Trust Units you owned immediately prior to the Arrangement.

(2) Enter the total fair market value of the Trust Units you owned immediately prior to the Arrangement (this amount will be posted on a per Trust Unit basis at www.newalta.com).

(3) Enter your ACB (or cost amount in the case of inventory) in the Trust Units you owned immediately prior to the Arrangement.

(4) Agreed Amount: Eligible Unitholders who wish to defer all tax arising on the exchange will typically choose an agreed amount equal to the ACB of their Trust Units (or cost amount, if the Trust Units are inventory). However, the Agreed Amount must be determined in accordance with the following rules:

(a) The Agreed Amount may not exceed the fair market value of the Trust Units at the time of the exchange.

(b) The Agreed Amount may not be less than the lesser of:

(i) The ACB of the Trust Units (or the cost amount, if the Trust Units are inventory) at the time of the exchange; and

(ii) The fair market value of the Trust Units at that time.

(c) The Agreed Amount may not be less than the aggregate amount of the Cash Consideration received.


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Also, enter the amount obtained when the aggregate Cash Consideration received is subtracted from the Elected Amount in the "paid-up capital" box on Page 2 of this form. Eligible Unitholders should consult their tax advisors regarding the selection of the Agreed Amount in respect of the disposition of their Trust Units.

(5) Subtract B – A and enter any positive result.

(6) Enter the amount of Cash Consideration you received on the exchange. Newalta Fund will post this amount on a per Trust Unit basis on its website at www.newalta.com. The aggregate Cash Consideration will be equal to the product obtained when the number of Trust Units exchanged is multiplied by the Cash Consideration on a per Trust Unit basis.

(7) Enter the total fair market value of the Common Shares you received on the exchange. This should be the same number that you entered in (2) on Page 2 of this form, less the aggregate amount of Cash Consideration received.

(8) Add (6) + (7) and enter the result.

The Eligible Holder must sign in the last box as indicated. New Newalta will fill in the date.

ELECTION AND CERTIFICATION

The taxpayer and corporation hereby jointly elect under subsection 85(1) in respect of the property specified, and certify that the information given in this election, and in any documents attached, is to the best of their knowledge, correct and complete.

Signature of Transferor of Authorized Officer or Authorized Person*	Signature of Authorized Officer or Transferee	Date

*attach a copy of an authorizing agreement

Submission of the CRA Form T2057

Once you have properly completed and executed the form, you should submit two copies (and two copies of any applicable provincial tax forms), no later than March 31, 2009 directly to the following address:

Attention: Jonathan Baskeyfield
1434518 Alberta Ltd.
c/o Newalta Corporation
211 – 11th Avenue SW
Calgary, AB T2R 0C6
Re: Tax Election

New Newalta will execute the form and file a copy with the CRA within 30 days after the receipt thereof. A duplicate executed form will be returned to you for your records.

 Canada Revenue Agency / Agence du revenu du Canada

ELECTION ON DISPOSITION OF PROPERTY BY A TAXPAYER TO A TAXABLE CANADIAN CORPORATION

- For use by a taxpayer and a taxable Canadian corporation to jointly elect under subsection 85(1) where the taxpayer has disposed of eligible property within the meaning of subsection 85(1.1) to the corporation and has received as consideration shares of any class in that corporation.
- File one completed copy of the election and related schedules (if any) as follows:
  1 - a) one copy by the transferor, or
  b) two or more copies if two or more transferors elect regarding the transfer of the same property (co-ownership), or two or more members of the same partnership elect for the transfer of their partnership interests. In these situations, one transferor designated for the purpose should file simultaneously one copy for each transferor, together with a list of all transferors electing. This list should contain the address and Social Insurance number or Business Number of each transferor;
  2 - on or before the earlier date on which any one of the parties to the election is required to file an income tax return for the taxation year in which the transaction occurred, taking into consideration any election under subsection 99(2) (due date);
  3 - at the tax centre where the transferor's income tax return is normally filed. Where two or more co-owners or members of a partnership referred to above elect, the elections will be processed in bulk and should be filed at the tax centre of the transferee; and
  4 - separate from any tax returns. You may put it in the same envelope with a return, but do not insert it in or attach it to the return.
- Sections and subsections referred to on this form are from the *Income Tax Act*.

Do not use this area

Name of taxpayer (transferor) (print)			Social insurance number or Business Number
Address			Postal code
Taxation year of taxpayer for the period from	Year Month Day	to Year Month Day	Tax services office

Name of co-owner(s), if any (if more than one, attach schedule giving similar details) (print)		Social insurance number
Address	Postal code	Tax services office

Name of corporation (transferee) (print)			Business Number
Address 211 - 11th Avenue SW, Calgary, Alberta		Postal code T2R 0C6	
Taxation year of corporation for the period from Year Month Day to Year Month Day		Tax services office Calgary	
Name of person to contact for additional information		Area code	Telephone number

Penalty for late-filed and amended elections

An election that is filed after its due date is subject to a late-filing penalty. Form T2057 can be filed within 3 years after its due date if an estimate of the penalty is paid at the time of filing. Form T2057 can also be amended or filed after the 3-year period, but in these situations, a written explanation of the reason for why the election is amended or late-filed must be attached for consideration by the Minister and an estimate of the applicable penalty must be paid at the time of submission.

Do not use this area

Calculation of late-filing penalty:

Fair market value of property transferred .... ________

Less: agreed amount .... ________

Difference .... ________ A

Amount A ________ x 1/4 x 1% x N* .... = ________ B

$100 x N* .... = ________ C

*N represents the sum of each month or each part of a month in the period from the due date to the actual filing date. Amount C cannot exceed $8,000.

Late-filing penalty is the lesser of B and C above .... ________

Make cheque or money order payable to the Receiver General. Specify "T2057" on the remittance and, to ensure proper credit, indicate the name and social insurance number of the taxpayer, or Business Number if a corporation.

Amount enclosed ________

Unpaid amounts including late-filing penalties are subject to daily compound interest, at a prescribed rate.

Information required

On the following page, list, describe, and state the fair market value of transferred properties. The description and fair market value of the consideration received has to be shown opposite the related property transferred. Where the transferred property is a partnership interest, attach a schedule of the calculation of the adjusted cost base. If space on the form is insufficient, attach schedules giving similar details. You have to designate the order of disposition of each depreciable property. With this election you do not have to file the following materials: schedules supporting this designation, documentation relating to the responses to the questions below, and a brief summary of the method of evaluating the fair market value of each property transferred. However you have to keep them as the Canada Revenue Agency may ask to see them at a later date.

1 - Is there a written agreement relating to this transfer? ☐ yes ☐ no

2 - Does a price adjustment clause apply to any of the properties? (See the Interpretation Bulletin IT-169 for details.) ☐ yes ☐ no

3 - Do any persons other than the taxpayer own or control directly or indirectly any shares of any class of the transferree? ☐ yes ☐ no

4 - Does a non-arm's length rollover exist between 2 or more corporations? ☐ yes ☐ no

a) Have all or substantially all (90% or more) of all the properties of the corporation(s) been transferred to the transferee corporation? ☐ yes ☐ no

5 - Is the taxpayer a non-resident of Canada? ☐ yes ☐ no

6 - Are any of the properties transferred capital properties? ☐ yes ☐ no

If *yes*,

a) have they been owned continuously since Valuation-Day (V-Day)? ☐ yes ☐ no

b) have they been acquired after V-Day in a transaction considered not to be at arm's length? ☐ yes ☐ no

c) since V-Day, has the taxpayer or any person from whom shares were acquired in a non-arm's length transaction received any subsection 83(1) dividends for transferred shares? (If *yes*, provide details of amounts and dates received and attach a schedule.) ☐ yes ☐ no

7 - Is the agreed amount of any of the transferred properties based on an estimate of fair market value on V-Day? ☐ yes ☐ no

a) If *yes*, does a formal documented V-Day value report exist? ☐ yes ☐ no

8 - Has an election under subsection 26(7) of the *Income Tax Application Rules* (Form T2076) been filed by or on behalf of the taxpayer? ☐ yes ☐ no

Where shares of the capital stock of a private corporation are included in the property disposed of, provide the following:

Name of corporation (print)	Business Number	Paid-up capital of shares transferred

Description of shares received

Number of shares transferor received	Class of shares	Redemption value per share	Paid-up capital	Voting or non-voting	Are shares retractable? *
	Common	N/A		Voting	☐ yes ☑ no
					☐ yes ☐ no
					☐ yes ☐ no
					☐ yes ☐ no
					☐ yes ☐ no

* Retractable means redeemable at the option of the holder.

Informative notes

- The rules for section 85 elections are complex. Essential information is contained in Information Circular, IC76-19 and Interpretation Bulletins, IT-169, IT-291, and IT-378.
- Complete all the information areas and answer all questions. If this form is incomplete, the Canada Revenue Agency may consider the election invalid, and subsequent submissions may be subject to a late-filing penalty.
- If the agreed amount exceeds the adjusted cost base of the property in the election, you must report the difference as a capital gain, as income or a combination of both, whichever applies.

File No. 82-34834

Particulars of Eligible Property Disposed of and Consideration Received

Date of sale or transfer of all properties listed below:	Year	Month	Day	Note: For properties sold or transferred on differnet dates, use separate T2057s.
	2008	December	31	

	Property Disposed of			Agreed Amount B	Amount to be reported B - A (If > 0 see Note 4)	Consideration Received		
	Description	Elected Amount Limits* Fair Market Value	Elected Amount Limits* A			Non-share Description	Share Number and Class	Fair Market Value of Total Consideration
Capital Property Excluding Depreciable Property	(Brief legal)	$	(See Note 1) $	$	$			$
Depreciable Property	(Description and prescribed Class)		(See Note 2)					
Eligible Capital Property	(Kind)		(See Note 3)					
Inventory Excluding Real Property	(Kind)		(Cost Amount)					
Resource Property	(Brief legal)		NIL					
			NIL					
Security or Debt Obligation Property	(Description)		(Cost Amount)					
Specified Debt Obligation (For financial institutions only)								
Capital Property That is Real Property Owned by a Non-Resident Person								
NISA Fund No. 2								

Note 1: Adjusted cost base (which is subject to adjustment per section 53).

Note 2: The lesser of undepreciated capital cost of all property of the class and the cost of the property.

Note 3: The lesser of 4/3 x cumulative eligible capital and the cost of the property. (New rules will apply on subsequent dispositions of eligible capital property occurring after December 20, 2002).

Note 4: This amount is to be reported either as a capital gain or as income, whichever applies. Also, in the case of depreciable property or eligible capital property, a portion of the amount may have to be reported as a capital gain while another portion may have to be reported as income.

*Refer to current Interpretation Bulletin IT-291 for more information on eligible property and an explanation of the limits.

Election and Certification

The taxpayer and corporation hereby jointly elect under subsection 85(1) in respect of the property specified, and certify that the information given in this election, and in any documents attached, is to the best of their knowledge, correct and complete.

______________________ and ______________________ ______________

Signature of Transferor, of Authorized Officer or Authorized Person* | Signature of Authorized Officer of Transferee | Date

* Attach a copy of authorizing agreement

Printed in Canada

 Canada Revenue Agency / Agence du revenu du Canada

ELECTION ON DISPOSITION OF PROPERTY BY A TAXPAYER TO A TAXABLE CANADIAN CORPORATION

- For use by a taxpayer and a taxable Canadian corporation to jointly elect under subsection 85(1) where the taxpayer has disposed of eligible property within the meaning of subsection 85(1.1) to the corporation and has received as consideration shares of any class in that corporation.
- File one completed copy of the election and related schedules (if any) as follows:
  1 - a) one copy by the transferor, or
  b) two or more copies if two or more transferors elect regarding the transfer of the same property (co-ownership), or two or more members of the same partnership elect for the transfer of their partnership interests. In these situations, one transferor designated for the purpose should file simultaneously one copy for each transferor, together with a list of all transferors electing. This list should contain the address and Social Insurance number or Business Number of each transferor;
  2 - on or before the earlier date on which any one of the parties to the election is required to file an income tax return for the taxation year in which the transaction occurred, taking into consideration any election under subsection 99(2) (due date);
  3 - at the tax centre where the transferor's income tax return is normally filed. Where two or more co-owners or members of a partnership referred to above elect, the elections will be processed in bulk and should be filed at the tax centre of the transferee; and
  4 - separate from any tax returns. You may put it in the same envelope with a return, but do not insert it in or attach it to the return.
- Sections and subsections referred to on this form are from the *Income Tax Act*.

Do not use this area

Name of taxpayer (transferor) (print)	Social Insurance number or Business Number
Address	Postal code
Taxation year of taxpayer for the period from Year Month Day to Year Month Day	Tax services office

Name of co-owner(s), if any (if more than one, attach schedule giving similar details) (print)		Social insurance number
Address	Postal code	Tax services office

Name of corporation (transferee) (print)		Business Number
Address 211 - 11th Avenue SW, Calgary, Alberta	Postal code T2R 0C6	
Taxation year of corporation for the period from Year Month Day to Year Month Day	Tax services office Calgary	
Name of person to contact for additional information	Area code	Telephone number

Penalty for late-filed and amended elections

An election that is filed after its due date is subject to a late-filing penalty. Form T2057 can be filed within 3 years after its due date if an estimate of the penalty is paid at the time of filing. Form T2057 can also be amended or filed after the 3-year period, but in these situations, a written explanation of the reason for why the election is amended or late-filed must be attached for consideration by the Minister and an estimate of the applicable penalty must be paid at the time of submission.

Do not use this area

Calculation of late-filing penalty:

Fair market value of property transferred .... ______

Less: agreed amount .... ______

Difference .... ______ A

Amount A ______ x 1/4 x 1% x N* .... = ______ B

$100 x N* .... = ______ C

*N represents the sum of each month or each part of a month in the period from the due date to the actual filing date. Amount C cannot exceed $8,000.

Late-filing penalty is the lesser of B and C above .... ______

Make cheque or money order payable to the Receiver General. Specify "T2057" on the remittance and, to ensure proper credit, indicate the name and social insurance number of the taxpayer, or Business Number if a corporation.

Amount enclosed ______

Unpaid amounts including late-filing penalties are subject to daily compound interest, at a prescribed rate.

Information required

On the following page, list, describe, and state the fair market value of transferred properties. The description and fair market value of the consideration received has to be shown opposite the related property transferred. Where the transferred property is a partnership interest, attach a schedule of the calculation of the adjusted cost base. If space on the form is insufficient, attach schedules giving similar details. You have to designate the order of disposition of each depreciable property. With this election you do not have to file the following materials: schedules supporting this designation, documentation relating to the responses to the questions below, and a brief summary of the method of evaluating the fair market value of each property transferred. However you have to keep them as the Canada Revenue Agency may ask to see them at a later date.

1 - Is there a written agreement relating to this transfer? ☐ yes ☐ no

2 - Does a price adjustment clause apply to any of the properties? (See the Interpretation Bulletin IT-169 for details.) ☐ yes ☐ no

3 - Do any persons other than the taxpayer own or control directly or indirectly any shares of any class of the transferree? ☐ yes ☐ no

4 - Does a non-arm's length rollover exist between 2 or more corporations? ☐ yes ☐ no

a) Have all or substantially all (90% or more) of all the properties of the corporation(s) been transferred to the transferee corporation? ☐ yes ☐ no

5 - Is the taxpayer a non-resident of Canada? ☐ yes ☐ no

6 - Are any of the properties transferred capital properties? ☐ yes ☐ no

If *yes*,

a) have they been owned continuously since Valuation-Day (V-Day)? ☐ yes ☐ no

b) have they been acquired after V-Day in a transaction considered not to be at arm's length? ☐ yes ☐ no

c) since V-Day, has the taxpayer or any person from whom shares were acquired in a non-arm's length transaction received any subsection 83(1) dividends for transferred shares? (If *yes*, provide details of amounts and dates received and attach a schedule.) ☐ yes ☐ no

7 - Is the agreed amount of any of the transferred properties based on an estimate of fair market value on V-Day? ☐ yes ☐ no

a) If *yes*, does a formal documented V-Day value report exist? ☐ yes ☐ no

8 - Has an election under subsection 26(7) of the *Income Tax Application Rules* (Form T2076) been filed by or on behalf of the taxpayer? ☐ yes ☐ no

Where shares of the capital stock of a private corporation are included in the property disposed of, provide the following:

Name of corporation (print)	Business Number	Paid-up capital of shares transferred

Description of shares received

Number of shares transferor received	Class of shares	Redemption value per share	Paid-up capital	Voting or non-voting	Are shares retractable? *
	Common	N/A		Voting	☐ yes ☑ no
					☐ yes ☐ no
					☐ yes ☐ no
					☐ yes ☐ no
					☐ yes ☐ no

* Retractable means redeemable at the option of the holder.

Informative notes

- The rules for section 85 elections are complex. Essential information is contained in Information Circular, IC76-19 and Interpretation Bulletins, IT-169, IT-291, and IT-378.
- Complete all the information areas and answer all questions. If this form is incomplete, the Canada Revenue Agency may consider the election invalid, and subsequent submissions may be subject to a late-filing penalty.
- If the agreed amount exceeds the adjusted cost base of the property in the election, you must report the difference as a capital gain, as income or a combination of both, whichever applies.

Particulars of Eligible Property Disposed of and Consideration Received

Date of sale or transfer of all properties listed below:	Year	Month	Day	Note: For properties sold or transferred on differnet dates, use separate T2057s.
	2008	December	31	

	Property Disposed of			Agreed Amount	Amount to be reported	Consideration Received		
		Elected Amount Limits*				Non-share	Share	Fair Market Value of Total Consideration
	Description	Fair Market Value	A	B	B - A (If > 0 see Note 4)	Description	Number and Class	
Capital Property Excluding Depreciable Property	(Brief legal)	$	(See Note 1) $	$	$			$
Depreciable Property	(Description and prescribed Class)		(See Note 2)					
Eligible Capital Property	(Kind)		(See Note 3)					
Inventory Excluding Real Property	(Kind)		(Cost Amount)					
Resource Property	(Brief legal)		NIL					
			NIL					
Security or Debt Obligation Property	(Description)		(Cost Amount)					
Specified Debt Obligation (For financial institutions only)								
Capital Property That is Real Property Owned by a Non-Resident Person								
NISA Fund No. 2								

Note 1: Adjusted cost base (which is subject to adjustment per section 53).

Note 2: The lesser of undepreciated capital cost of all property of the class and the cost of the property.

Note 3: The lesser of 4/3 x cumulative eligible capital and the cost of the property. (New rules will apply on subsequent dispositions of eligible capital property occurring after December 20, 2002).

Note 4: This amount is to be reported either as a capital gain or as income, whichever applies. Also, in the case of depreciable property or eligible capital property, a portion of the amount may have to be reported as a capital gain while another portion may have to be reported as income.

*Refer to current Interpretation Bulletin IT-291 for more information on eligible property and an explanation of the limits.

Election and Certification

The taxpayer and corporation hereby jointly elect under subsection 85(1) in respect of the property specified, and certify that the information given in this election, and in any documents attached, is to the best of their knowledge, correct and complete.

Signature of Transferor, of Authorized Officer or Authorized Person* and Signature of Authorized Officer of Transferee — Date

* Attach a copy of authorizing agreement

THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONJUNCTION WITH THE PLAN OF ARRANGEMENT INVOLVING NEWALTA INCOME FUND, NEWALTA CORPORATION, NEWALTA INDUSTRIAL SERVICES INC., NEWALTA SERVICES HOLDINGS INC., 1434518 ALBERTA LTD. AND THE UNITHOLDERS OF NEWALTA INCOME FUND

THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, VALIANT TRUST COMPANY. IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

NEWALTA

LETTER OF TRANSMITTAL FOR UNITHOLDERS OF NEWALTA INCOME FUND

Please read the Instructions commencing on page 5 of this Letter of Transmittal carefully before completing this Letter of Transmittal.

TO: NEWALTA INCOME FUND
TO: 1434518 ALBERTA LTD.
AND TO: VALIANT TRUST COMPANY, AS DEPOSITARY

This Letter of Transmittal is for use by registered holders ("**Unitholders**") of trust units ("**Trust Units**") of Newalta Income Fund (the "**Fund**") in connection with the proposed arrangement ("**Arrangement**") to be effected in accordance with Section 193 of the *Business Corporations Act* (Alberta) involving, among others, the Fund, 1434518 Alberta Ltd. ("**New Newalta**") and the Unitholders pursuant to an Arrangement Agreement dated November 12, 2008, as described in the Management Information Circular of the Fund dated November 12, 2008 (the "**Information Circular**"). Pursuant to the Arrangement, Unitholders will receive, for each Trust Unit held, one common share of New Newalta ("**Common Share**").

A Letter of Transmittal together with certificates representing the Trust Units held by such Unitholder must be submitted in accordance with the instructions contained herein in order for such Unitholder to receive Common Shares pursuant to the Arrangement.

Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Information Circular have the respective meanings set out in the Information Circular.

A Unitholder that is not a non-resident of Canada for purposes of the *Income Tax Act* (Canada) (the "Tax Act") and is not exempt from Part I tax under the Tax Act (referred to herein as an "Eligible Unitholder") may elect to have the exchange of Trust Units for Common Shares and the Cash Consideration pursuant to the Arrangement carried out as a tax-deferred exchange for Canadian federal income tax purposes by making the election in the tax election form (the "Tax Election Form") contained in the tax election instruction package (the "Tax Election Package") accompanying this Letter of Transmittal. However, in order to make this election, the Tax Election Form must be received by New Newalta by 4:30 p.m. (Calgary Time) on March 31, 2009 (the "Election Deadline"). New Newalta agrees only to execute and file duly completed Tax Election Forms received by it on or before the Election Deadline. Therefore, Unitholders who do not deposit with New Newalta a duly completed Tax Election Form on or before the Election Deadline or do not otherwise comply with the requirements of the Tax Election Form and the instructions contained in the Tax Election Package, will not be able to elect to have their exchange of Trust Units for Common Shares and the Cash Consideration pursuant to the Arrangement carried out as a tax-deferred transaction under Canadian federal income tax laws.

Unitholders will not receive Common Shares (or dividends and distributions on the Common Shares following completion of the Arrangement) until they submit the certificates for their Trust Units to the Depositary along with a duly completed Letter of Transmittal, and each certificate formerly representing Trust Units that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the date that is five years less a day following the Initial Effective Date shall cease to represent a right or claim of any kind or nature including the right of the Unitholder to receive the Common Shares (and any dividends and distributions thereon).

Unitholders whose Trust Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee for assistance in depositing their Trust Units.

The undersigned delivers to you the following certificate(s) representing Trust Units to be exchanged for share certificates evidencing one or more Common Shares in accordance with the terms of the Arrangement described in the Information Circular. The following are the details of the enclosed certificate(s) (the "**Deposited Units**"):

Certificate Number	Name in which Registered	Number of Trust Units
	TOTAL	

(Please print. If insufficient space, attach a list in the above form)

The undersigned acknowledges receipt of the Information Circular and represents and warrants that:

(a) the undersigned has full power and authority to deposit, assign and transfer the Deposited Units;

(b) all information provided by the undersigned is true, accurate and complete;

(c) when the Deposited Units are accepted for exchange by New Newalta, New Newalta will acquire good title to the Deposited Units free from all liens, charges, encumbrances, security interest, claims and equities;

(d) the certificates described above, together with any certificates submitted with a separate Letter of Transmittal as required by the attached instructions, represents all the Trust Units owned by the undersigned; and

(e) unless the undersigned shall have revoked this Letter of Transmittal by notice given to the Depositary, the undersigned will not, prior to such time, transfer or permit to be transferred any of such Deposited Units.

IN CONSIDERATION OF THE ARRANGEMENT AND FOR VALUE RECEIVED the undersigned irrevocably assigns to New Newalta all of the right, title and interest of the undersigned in and to the Deposited Units and in and to any and all distributions, payments or other interests which may be declared, paid, accrued or transferred (collectively, the "**distributions**") on or in respect of the Deposited Units or any of them on or after the Effective Date of the Arrangement, as well as the right to receive any and all distributions.

The undersigned irrevocably constitutes and appoints each officer of the Depositary and each officer of Newalta Corporation, and any other person designated by the Fund in writing, the true and lawful agent and attorney of the Deposited Units, in the name of and on behalf of the undersigned, to do such acts or take such actions with respect to the Deposited Units as necessary or advisable to give effect to the Arrangement.

The undersigned covenants and agrees to execute all such documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing Trust Units for Common Shares.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

By virtue of the execution of this Letter of Transmittal, the undersigned shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Trust Units deposited pursuant to the Arrangement will be determined by New Newalta in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on the Fund, New Newalta, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice.

If the Arrangement is approved, the deposit of Trust Units pursuant to this Letter of Transmittal is irrevocable. If the Arrangement is not approved, the Trust Unit certificates deposited pursuant to this Letter of Transmittal will be returned to the undersigned or forwarded or held for pick up in accordance with the instructions given herein by the undersigned for delivery of Common Share certificates.

Dated: ______________________________

Signature guaranteed by (if required under Instruction 4):

Authorized Signature	Signature of Unitholder or Authorized Representative – see Instruction 3
Name of Guarantor (please print or type)	Name of Unitholder (please print or type)
Address (please print or type)	Telephone/Facsimile Number of Unitholder
Address (cont'd)	Name of Authorized Representative, if applicable (please print or type)

The Depositary and New Newalta are hereby authorized and directed to cause certificates representing the Common Shares, which the registered Unitholder noted herein is entitled to receive in exchange for the Deposited Units hereby deposited, to be registered in the name of the undersigned (unless alternative registration is required in the manner set forth below) which shall be delivered by first class mail to the address specified or held for pick up, if so indicated:

BOX A

(See Instructions 3 and 4)

ISSUE COMMON SHARE CERTIFICATES IN NAME OF (please print or type):

☐ Registered holder of Trust Units or:

____
(Name)

____
(Street Address and Number)

____

____
(City and Province)

____
(Country and Postal (ZIP) Code)

____
(Social Insurance Number)

BOX B

(See Instructions 3 and 4)

SEND COMMON SHARE CERTIFICATES (unless Box C is checked) TO:

☐ Same address as Block A or to:

____
(Name)

____
(Street Address and Number)

____

____
(City and Province)

____
(Country and Postal (ZIP) Code)

BOX C

TO BE CHECKED ONLY IF THE COMMON SHARE CERTIFICATES ARE TO BE HELD FOR PICK UP, RATHER THAN MAILED, AT THE FOLLOWING OFFICE OF THE DEPOSITARY:

☐ Calgary

☐ Toronto

INSTRUCTIONS AND RULES

1. Use of Letter of Transmittal

(a) This Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed as required by the instructions set forth below together with certificates representing the Deposited Units must be received by the Depositary at the office specified on the back page of this document.

(b) The method used to deliver this Letter of Transmittal and any accompanying certificates representing Deposited Units is at the option and risk of the holder. Delivery will be deemed effective only when such documents are actually received by the Depositary at its office as specified. Newalta and New Newalta recommend that the necessary documentation be hand delivered to the Depositary, at its office specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Unitholders whose Trust Units are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee should contact that nominee for assistance in depositing those Trust Units.

2. Registration and Delivery Instructions

The boxes entitled "Box A" and "Box B" should be completed by each Unitholder or such Unitholder's duly authorized representative regardless of whether certificates for the Common Shares to be issued pursuant to the Arrangement are to be: (a) issued in the name of a person other than the person signing the Letter of Transmittal; (b) sent to someone other than the person signing the Letter of Transmittal; or (c) sent to the person signing the Letter of Transmittal at an address other than that appearing below that person's signature. ***In the event that the boxes entitled "Box A" and "Box B", as applicable, are not completed by a Unitholder, the certificate representing the Common Shares to be issued to such Unitholder shall be registered in the name of such Unitholder as such name appears on the register of Unitholders, maintained by the Fund's transfer agent and shall be delivered to the address otherwise indicated by the Unitholder, or where no such address is indicated, to the Unitholder's latest address appearing on the register of Unitholders.*** See also Instruction 4 "*Guarantee of Signatures*" below.

3. Signatures

(a) This Letter of Transmittal must be filled in and signed by the holder of Trust Units described above or by such holder's duly authorized representative (in accordance with Instruction 5).

(b) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(c) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

(i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4. Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Units, or if Common Share certificates are to be issued to a person other than the registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Unitholders maintained by the Fund's transfer agent, such signature must be guaranteed by a Canadian chartered bank, a major trust company in Canada or a participant in a recognized Securities Transfer Agents Medallion (STAMP) Program (an "**Eligible Institution**"). No guarantee is required if the signature is that of an Eligible Institution.

5. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority

to act. Newalta Fund, New Newalta or the Depositary, in their discretion, may require additional evidence of such authority to act or additional documentation in respect thereof.

6. Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Units, additional certificate numbers and numbers of Deposited Units may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Deposited Units are registered in different forms (e.g., "John Doe" and "J. Doe") a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted.

(d) Additional copies of the Information Circular and this Letter of Transmittal may be obtained from the Depositary at the address listed on the back page of this document or through the SEDAR website at www.sedar.com.

(e) By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned and, if applicable, each of the registered owner(s) of the accompanying certificate(s) shall be deemed to have required that any contract evidenced by a transaction as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l' usage d'une lettre d'envoie en langue angliase par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par une offre acceptée par cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

7. Lost Certificates

If a certificate has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with an affidavit by the person claiming such certificate to have been lost, stolen or destroyed describing the loss to the Depositary. The Depositary will respond with the replacement requirements for lost or destroyed certificates.

8. Cessation of Rights

Any certificate representing Trust Units that is not deposited with the Letter of Transmittal on or before the date that is five years less a day following the Initial Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of Trust Units to receive Common Share certificates shall be deemed to be surrendered to New Newalta together with all dividends or distributions thereunder held for such holder.

9. Section 85 Elections

The Arrangement has been structured such that, generally speaking, each Eligible Unitholder who participates in the Arrangement and who does not make a joint tax election with New Newalta under section 85 of the Tax Act as set forth in the Letter of Transmittal with respect to the Trust Units held will be considered to have disposed of such Unitholder's Trust Units for proceeds of disposition equal to the fair market value of the Common Shares ultimately received on the completion of the Arrangement. An Eligible Unitholder may elect to opt out of this result by making a joint tax election with New Newalta under section 85 of the Tax Act. For a discussion of the relevance and the potential tax advantage of making such an election with New Newalta under section 85 of the Tax Act, see "Certain Canadian Federal Income Tax Considerations" in the Information Circular. An Eligible Unitholder must provide the requisite federal (and, if applicable, provincial) tax forms to New Newalta by March 31, 2009. Eligible Unitholders should consult their own tax advisors to determine whether any separate election forms must be filed with any provincial taxing authority. Eligible Unitholders who wish to make an election under section 85 of the Tax Act, or under any provincial legislation, should submit the necessary election forms to New Newalta as soon as possible and prior to March 31, 2009. New Newalta will not be liable for any loss or damage resulting from the late filing of any election form, the information contained in such election form, or from the invalidation of any election form. Thus, Eligible Unitholders are urged to contact their own tax advisors with regard to the preparation of the tax elections, having regard to their own personal circumstances.

The Depositary for the Arrangement is:

By Mail, Hand or Courier

In Calgary:

Valiant Trust Company

Suite 310
606 - 4th Street SW
Calgary, Alberta
T2P 1T1
tel: (403) 233-2801
fax: (403) 233-2857

In Toronto:

Valiant Trust Company

2950, 130 King Street West
Toronto, Ontario
M5X 1A9
tel: (416) 360-1481
fax: (416) 360-1646

Any questions and requests for assistance may be directed by Unitholders to the Depositary as set out above.



File No. 82-34834

NEWALTA

NOTICE OF SPECIAL MEETING OF UNITHOLDERS

TO BE HELD ON DECEMBER 17, 2008

and

NOTICE OF PETITION TO THE COURT OF QUEEN'S BENCH OF ALBERTA

and

MANAGEMENT INFORMATION CIRCULAR

WITH RESPECT TO A PLAN OF ARRANGEMENT

INVOLVING

NEWALTA INCOME FUND, NEWALTA CORPORATION, NEWALTA INDUSTRIAL SERVICES INC., NEWALTA SERVICES HOLDINGS INC., 1434518 ALBERTA LTD. AND THE HOLDERS OF TRUST UNITS OF NEWALTA INCOME FUND

November 12, 2008



November 12, 2008

Dear Unitholders:

On behalf of the board of trustees (the "**Board of Trustees**") of Newalta Income Fund ("**Newalta Fund**"), I would like to take this opportunity to invite you to a special meeting (the "**Meeting**") of holders ("**Unitholders**") of trust units ("**Trust Units**") of Newalta Fund to be held, pursuant to an Interim Order of the Court of Queen's Bench of Alberta, on December 17, 2008 at 10:00 a.m. (Calgary time) in Room 106, North Building, Calgary TELUS Convention Centre, at 120 - 9th Avenue S.E., Calgary, Alberta. Enclosed with this letter is a Notice of Petition, a Notice of Special Meeting, a Management Information Circular (the "**Information Circular**"), a form of proxy and a letter of transmittal. The purpose of the Meeting is to consider and vote upon, among other things, a proposed conversion of Newalta Fund to a corporate structure, pursuant to a plan of arrangement (the "**Arrangement**"). **I urge you to review these materials carefully and, if you require assistance, to consult your legal, financial, tax or other professional advisors.**

At the Meeting, Unitholders will be asked to consider, and if thought advisable, approve the Arrangement pursuant to which Newalta Fund's trust structure will be reorganized into a corporate structure and Unitholders will receive one common share ("**Common Shares**") of 1434518 Alberta Ltd. ("**New Newalta**") for each Trust Unit held. Upon completion of the Arrangement, the Common Shares will be listed for trading on the Toronto Stock Exchange (the "**TSX**"), subject to New Newalta satisfying certain conditions for listing of the TSX.

If the resolution approving the Arrangement (the "**Arrangement Resolution**") is passed, Unitholders will also be asked to consider and, if thought advisable, to approve the adoption of an incentive stock option plan of New Newalta which is substantially similar to, and would replace, the current trust unit rights incentive plans of Newalta Fund (collectively, the "**Trust Unit Rights Incentive Plan**") and a new shareholder rights plan of New Newalta, which is substantially similar to, and would replace, the current unitholder rights plan of Newalta Fund.

If approved, the Arrangement will result in New Newalta carrying on the business presently carried out by Newalta Corporation and Newalta Industrial Services Inc. and their respective subsidiaries (collectively, with Newalta Fund, "**Newalta**"). Following the completion of the Arrangement, the board of directors and senior management of New Newalta will be comprised of the current members of the Board of Trustees of Newalta Fund and senior management of Newalta.

Pursuant to the Arrangement, holders (the "**Debentureholders**") of Newalta Fund's 7.0% convertible unsecured subordinated debentures (the "**Debentures**") will thereafter be entitled to receive Common Shares rather than Trust Units on conversion of such Debentures on the same conversion basis as Trust Units were previously issuable on conversion thereof, being $23.00 per Trust Unit. As a result, following completion of the Arrangement, Debentureholders who subsequently wish to convert their Debentures will be entitled to receive approximately 43.4783 Common Shares for each $1,000 principal amount of Debentures converted, subject to adjustment in certain events as provided in the indenture governing the Debentures. Upon completion of the Arrangement, the Debentures (as assumed by New Newalta) will be listed for trading on the TSX, subject to New Newalta satisfying certain conditions for listing of the TSX.

Pursuant to the Arrangement, all incentive rights previously issued under the Trust Unit Rights Incentive Plan will be amended such that the holders thereof will have the right to acquire Common Shares instead of Trust Units, on a one-for-one basis and on substantially the same terms, under the Trust Unit Rights Incentive Plan, as amended to give effect to the Arrangement.

Upon completion of the Arrangement, New Newalta anticipates paying a quarterly dividend of $0.20 ($0.80 per annum) per Common Share, the first of which will be declared to shareholders of record on the last business day of

211 - 11 Avenue S.W.
Calgary, AB T2R 0C6

TEL 403.806.7000
FAX 403.806.7031
WEB www.newalta.com

the first completed fiscal quarter of New Newalta following the completion of the Arrangement. The first quarterly dividend of New Newalta is anticipated to be declared for shareholders of record on March 31, 2009.

The Arrangement Resolution must be approved by a majority of not less than two thirds of the votes cast by Unitholders, other than Newalta or any of its affiliates, in person or by proxy at the Meeting. The Arrangement is also subject to the satisfaction or waiver of certain conditions set out in an arrangement agreement entered into in connection with the Arrangement (a copy of which is attached as Appendix "C" to this Information Circular), the approval of the Court of Queen's Bench of Alberta and receipt of all necessary regulatory approvals.

CIBC World Markets Inc. ("**CIBC World Markets**") has acted as financial advisor to the Board of Trustees of Newalta Fund with respect to the Arrangement. In connection with this mandate, CIBC World Markets has provided the Board of Trustees with its opinion that, on the basis of the particular assumptions, qualifications and limitations summarized therein, as at November 4, 2008, the consideration to be received by Unitholders pursuant to the Arrangement is fair, from a financial point of view, to the Unitholders. A copy of CIBC World Markets' fairness opinion is attached as Appendix "D" to this Information Circular.

The Board of Trustees, based upon its own investigations, including its consideration of the fairness opinion of CIBC World Markets, has unanimously concluded that the Arrangement is fair to Unitholders, is in the best interest of Newalta Fund and the Unitholders and recommends that Unitholders vote in favour of the Arrangement.

The accompanying Information Circular contains a detailed description of the Arrangement as well as detailed information regarding Newalta and New Newalta. Please give this material your careful consideration. If you are a Unitholder and are unable to attend the Meeting in person, please complete and deliver the applicable enclosed form of proxy or voting direction, as the case may be, in order to ensure your representation at the Meeting. If you are a non-registered holder of Trust Units and received these materials through your broker or through another intermediary, please complete and return the form of proxy or voting direction, as the case may be, provided to you in accordance with the instructions provided by your broker or intermediary.

On behalf of the Board of Trustees, I would like to express our gratitude for the support our Unitholders and employees have demonstrated with respect to our decision to take the proposed Arrangement forward. We believe that the Arrangement will allow us to continue to develop our business, for the benefit of our Unitholders, our employees and the communities that we serve. We look forward to seeing you at the Meeting.

Yours very truly,

BY ORDER OF THE BOARD OF
TRUSTEES OF NEWALTA INCOME FUND

(signed) "Alan P. Cadotte"

ALAN P. CADOTTE
President and Chief Executive Officer, Newalta Corporation,
in its capacity as administrator of Newalta Income Fund


NEWALTA

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA), R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING NEWALTA INCOME FUND, NEWALTA CORPORATION, NEWALTA INDUSTRIAL SERVICES INC., NEWALTA SERVICES HOLDINGS INC., 1434518 ALBERTA LTD. AND THE HOLDERS OF TRUST UNITS OF NEWALTA INCOME FUND

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the "**Petition**") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "**Court**") on behalf of Newalta Income Fund ("**Newalta Fund**"), Newalta Corporation, Newalta Industrial Services Inc., Newalta Services Holdings Inc. and 1434518 Alberta Ltd. ("**New Newalta**") with respect to a proposed arrangement (the "**Arrangement**") under section 193 of the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended (the "**ABCA**"), involving Newalta Fund, Newalta Corporation, Newalta Industrial Services Inc., Newalta Services Holdings Inc., New Newalta and the holders ("**Unitholders**") of trust units of Newalta Fund, which Arrangement is described in greater detail in the Management Information Circular of Newalta Fund dated November 12, 2008, accompanying this Notice of Petition. At the hearing of the Petition, Newalta Fund, Newalta Corporation, Newalta Industrial Services Inc., Newalta Services Holdings Inc. and New Newalta intend to seek:

(a) a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected;

(b) an order approving the Arrangement pursuant to the provisions of section 193 of the ABCA;

(c) an order declaring that the registered Unitholders shall have the right to dissent in respect of the Arrangement in accordance with the provisions of section 191 of the ABCA, as modified by the interim order (the "**Interim Order**") of the Court dated November 12, 2008;

(d) a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of section 193 of the ABCA, become effective in accordance with its terms and will be binding on and after the Effective Dates, as defined in the Arrangement Agreement; and

(e) such other and further orders, declarations and directions as the Court may deem just.

The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the United States *Securities Act of 1933*, as amended, provided by section 3(a)(10) thereof with respect to the securities of New Newalta to be issued pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before a Justice of the Court, 601 – 5th Street S.W., Calgary, Alberta, on the 17th day of December, 2008 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard. Any Unitholder or any other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose. Any Unitholder or any other interested party desiring to appear at the hearing is required to file with the Court and serve upon Newalta Fund on or before noon (Calgary time) on December 10, 2008, a notice of intention to appear, including an address for service in the Province of Alberta, together with any evidence or materials which are to be presented to the Court. Service on Newalta Fund is to be effected by delivery to the solicitors for Newalta Fund at their address set out below. If any Unitholder or any other such interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by Newalta Fund and that in the event the hearing of the Petition is adjourned, only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a meeting of the Unitholders for the purpose of such Unitholders voting upon a resolution to approve the Arrangement and has directed that registered Unitholders shall have the right to dissent with respect to the Arrangement in accordance with the provisions of section 191 of the ABCA, as modified by the Interim Order.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Unitholder or any other interested party requesting the same by the under mentioned solicitors for Newalta Fund upon written request delivered to such solicitors as follows:

Bennett Jones LLP
4500, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4K7
Attention: Laurie A. Goldbach

DATED at the City of Calgary, in the Province of Alberta, this 12th day of November, 2008.

BY ORDER OF THE BOARD OF
TRUSTEES OF NEWALTA INCOME FUND

(signed) "Took Whiteley"

TOOK WHITELEY
Vice President, General Counsel and Corporate Secretary,
Newalta Corporation, in its capacity as administrator of
Newalta Income Fund

NEWALTA INCOME FUND
NOTICE OF SPECIAL MEETING OF UNITHOLDERS
to be on held December 17, 2008

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "**Interim Order**") of the Court of Queen's Bench of Alberta dated November 12, 2008, a special meeting (the "**Meeting**") of holders ("**Unitholders**") of trust units ("**Trust Units**") of Newalta Income Fund ("**Newalta Fund**") will be held in Room 106, North Building, Calgary TELUS Convention Centre, at 120 - 9th Avenue S.E., Calgary, Alberta on December 17, 2008 at 10:00 a.m. (Calgary time) for the following purposes:

(a) to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the "**Arrangement Resolution**"), the full text of which is set forth in Appendix "A" to the accompanying management information circular of Newalta Fund dated November 12, 2008 (the "**Information Circular**"), to approve a plan of arrangement under Section 193 of the *Business Corporations Act* (Alberta) and all transactions contemplated thereby (the "**Arrangement**"), all as more particularly described in the Information Circular;

(b) if the Arrangement Resolution is passed, to consider and, if thought advisable, to pass an ordinary resolution, the full text of which is set out in the Information Circular, approving the adoption of the new incentive option plan of 1434518 Alberta Ltd. ("**New Newalta**"), as more particularly described in the Information Circular;

(c) if the Arrangement Resolution is passed, to consider and, if thought advisable, to pass an ordinary resolution, the full text of which is set out in the Information Circular, approving the adoption of the shareholder rights plan of New Newalta, as more particularly described in the Information Circular; and

(d) to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters to be put before the Meeting are set forth in the Information Circular. A copy of the Plan of Arrangement in respect of the Arrangement is attached as Schedule One to the Arrangement Agreement, which is attached as Appendix "C" to the Information Circular.

Unitholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it to Valiant Trust Company, Attention: Proxy Department, Suite 310, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1 (fax number: 403-233-2857) at least 24 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournments thereof. If a Unitholder receives more than one proxy form because such Unitholder owns Trust Units registered in different names or addresses, each proxy form should be completed and returned.

The Trust Unit transfer books will not be closed, but the board of trustees of Newalta Fund has fixed November 12, 2008 as the record date for the determination of Unitholders entitled to notice of and to vote at the Meeting and at any adjournment thereof, except that a transferee of Trust Units after such record date may, not later than 10 days before the Meeting, establish a right to vote at the Meeting by providing evidence of ownership of Trust Units and demanding that his or her name be placed on the voting list.

A proxyholder has discretion under the accompanying form of proxy to consider such further and other business as may properly be brought before the Meeting or any adjournment thereof. Holders of Trust Units who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

If you are a non-registered holder of Trust Units and received these materials through your broker or through another intermediary, please complete and return the form of proxy provided to you in accordance with the instructions provided by your broker or intermediary.

DATED at the City of Calgary, in the Province of Alberta, this 12th day of November, 2008.

BY ORDER OF THE BOARD OF TRUSTEES OF NEWALTA INCOME FUND

(signed) "Took Whiteley"

TOOK WHITELEY
Vice President, General Counsel and Corporate Secretary
Newalta Corporation, in its capacity as administrator of
Newalta Income Fund

TABLE OF CONTENTS

MANAGEMENT INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the Board of Trustees of Newalta Fund and management of Newalta Corporation for use at the Meeting and any adjournment thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement, any aspect thereof or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Schedule One to the Arrangement Agreement, which agreement is attached as Appendix "C" to this Information Circular. **You are urged to carefully read the full text of this Information Circular, the Arrangement Agreement and Plan of Arrangement.**

Unitholders are encouraged to obtain independent legal, tax and investment advice in their jurisdiction of residence with respect to this Information Circular, the consequences of the Arrangement and the holding of Trust Units and Common Shares.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms" or elsewhere in this Information Circular. Information contained in this Information Circular is given as of November 12, 2008 unless otherwise specifically stated.

Forward-looking Statements

Certain statements in this Information Circular, including the documents incorporated by reference herein, are "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Newalta and New Newalta, or their respective management, are intended to identify forward-looking statements. Forward-looking statements contained in this Information Circular relate to, among other things, statements regarding business strategy, plans and other expectations, beliefs, goals, objectives, information and statements about possible future events. Specific forward-looking statements contained in this Information Circular include statements regarding the Arrangement and Newalta's growth strategy and 2009 growth capital spending program. Readers are cautioned not to place undue reliance on such forward-looking statements. Such statements reflect the current views of Newalta with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause Newalta's or New Newalta's results to differ materially from the results discussed in the forward-looking statements. These include risks associated with general market conditions, fluctuations in commodity prices, interest rates and exchange rates, seasonality of operations, growth, acquisition strategy, integration of businesses into Newalta's operations, potential liabilities from acquisitions, dependence on senior management, landfill operations, competition, risk of pending and future legal proceedings, employees, labour unions, fuel costs, access to industry and technology, increased costs for equipment purchases and facility construction; delays in obtaining equipment and in the construction of facilities, possible volatility of Trust Unit and Common Share price, insurance, future capital needs, debt service, sales of additional Trust Units or Common Shares, dependence on Newalta Corporation, the nature of the Trust Units and Common Shares, unlimited liability of Unitholders, nature of the Debentures, Canadian federal income tax, redemption of Trust Units, loss of mutual fund trust status, the effect of Canadian federal government proposals regarding non-resident ownership, inability to achieve business objectives and challenges associated with the growth of the business, the stringent requirements of, and the potential for changes to, applicable environmental laws and other regulations affecting Newalta and New Newalta, the impact of leverage, restrictive covenants and capital requirements, limitations on bank borrowing, restrictions on potential growth, the investment eligibility of the Trust Units and Common Shares, the inability to meet or continue to meet listing requirements of the TSX, the inability to obtain required consents, permits or approvals, including, but not limited to Unitholder and Court approval of the Arrangement, failure to realize the anticipated benefits of the Arrangement and such other risks or factors described from time to time in the reports filed with securities regulatory authorities by Newalta. Many of these risks will also be applicable to New Newalta following the completion of the Arrangement.

See "*Information Respecting Newalta Corporation and Newalta Industrial – Risk Factors Affecting the Business of Newalta*" and "*Risks Related to the Structure of Newalta Fund*" in the Annual Information Form and "*Risk Factors*" in this Information Circular for a description of these risks, and other risks affecting Newalta's business and an investment in Trust Units and Common Shares. Although the forward-looking statements contained in this Information Circular are based upon what management believes to be reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Information Circular are made as of the date of this Information Circular and Newalta Fund undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise, except as required by applicable securities laws.

The reader is further cautioned that the preparation of financial statements in accordance with Canadian GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available and as the economic environment changes.

The information contained in this Information Circular, including the documents incorporated by reference herein, identifies additional factors that could affect the operating results and performance of Newalta Fund and New Newalta. We urge you to carefully consider those factors.

Advice to Beneficial Holders of Trust Units

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of Unitholders do not hold their Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to herein as "**Beneficial Unitholders**") should note that only proxies deposited by Unitholders whose names appear on the records of Newalta Fund as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then, in almost all cases, those Trust Units will not be registered in the Unitholder's name on the records of Newalta Fund. Such Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Trust Units held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting Trust Units for the broker's clients. **Therefore, Beneficial Unitholders should ensure that instructions respecting the voting of their Trust Units are communicated to the appropriate person or that the Trust Units are duly registered in their name.**

Applicable Canadian regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of Unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered Unitholders. However, its purpose is limited to instructing the registered Unitholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Unitholder. In Canada, the majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("**Broadridge**"). In most cases, Broadridge mails a scannable voting instruction form in lieu of the form of proxy provided by Newalta Fund, and asks Beneficial Unitholders to return the voting instruction form to Broadridge. Alternatively, Beneficial Unitholders can either call Broadridge's toll free telephone number to vote their Trust Units, or access Broadridge's dedicated voting web site at www.proxyvote.com to deliver their voting instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Trust Units to be represented at the Meeting. **A Beneficial Unitholder receiving a voting instruction form from Broadridge cannot use that form to vote Trust Units directly at the Meeting – the voting instruction form must be returned to Broadridge or, alternatively, instructions must be received by Broadridge well in advance of the Meeting in order to have such Trust Units voted.**

Although a Beneficial Unitholder may not be recognized directly at the Meeting for the purposes of voting Trust Units registered in the name of his or her broker (or an agent of the broker), a Beneficial Unitholder may attend the Meeting as proxyholder for the registered Unitholder and vote the Trust Units in that capacity. A Beneficial Unitholder who wishes to attend the Meeting and indirectly vote his or her Trust Units as proxyholder for the registered Unitholder, should enter his or her own name in the blank space on the form of proxy provided to him or her and return the same to his or her broker (or broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

See "*General Proxy Matters*" in this Information Circular.

Information for United States Unitholders

None of the securities to be issued to Unitholders in exchange for their securities under the Arrangement have been or will be registered under the 1933 Act, and such securities are being issued to Unitholders in reliance on the exemption from registration set forth in Section 3(a)(10) of the 1933 Act. The solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14(a) of the 1934 Act. Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Unitholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. Specifically, information concerning the operations of Newalta Fund contained or incorporated by reference herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The audited and unaudited historical financial statements of Newalta Fund and the *pro forma* financial statements and audited balance sheet of New Newalta included in or incorporated by reference in this Information Circular have been presented in Canadian dollars, were prepared in accordance with Canadian GAAP and are subject to Canadian auditing and auditor independence standards, which differ from United States GAAP and auditing and auditor independence standards in certain material respects, and thus may not be comparable to financial statements of United States companies.

Unitholders with investment decisions made in a state or other jurisdiction in which New Newalta is not ultimately satisfied that all required regulatory approvals have been received ("Ineligible Unitholders") who would otherwise receive Common Shares in exchange for their Trust Units may, at the sole discretion of New Newalta, have such Common Shares issued on their behalf to a selling agent, which shall, as agent for such Ineligible Unitholders (and without liability except for gross negligence or willful misconduct), sell such Common Shares on their behalf over the facilities of the TSX and have net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Unitholders. New Newalta will have no liability for any such proceeds received or the remittance thereof to such Unitholders.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that Newalta Fund, Newalta Corporation, Newalta Industrial, Newalta Services and New Newalta are or will be organized under the laws of the Province of Alberta, that certain of their respective trustees, directors and officers are residents of countries other than the United States and that certain assets of Newalta Fund, Newalta Corporation, Newalta Industrial, Newalta Services and New Newalta are located outside the United States.

The 1933 Act imposes restrictions on the resale of securities received pursuant to the Arrangement by Persons who are "affiliates" of New Newalta after the Arrangement. See "*The Arrangement - Securities Law Matters - United States*" in this Information Circular.

THE COMMON SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Currency Exchange Rates

All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated. The following table sets forth: (i) the rates of exchange for United States dollars, expressed in Canadian dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect during each of the periods indicated; and (iii) the highest and lowest monthly average exchange rates during such periods, in each case based on Bank of Canada noon rates.

	Nine Months Ended September 30,		Year Ended December 31,		
	2008	**2007**	**2007**	**2006**	**2005**
Rate at End of Period	$1.0186	$1.0634	$0.9881	$1.1653	$1.1659
Average Rate During Period	$1.0070	$1.1349	$1.0741	$1.1343	$1.2111
Monthly average					
High	$1.0167	$1.1759	$1.1759	$1.1574	$1.2555
Low	$0.9991	$1.0652	$0.9672	$1.1095	$1.1610

On November 10, 2008, the Bank of Canada noon rate of exchange for United States dollars, expressed in Canadian dollars, was US$1.00=$1.1942.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including the Summary Information hereof. Terms and abbreviations used in the Appendices to this Information Circular (other than in Appendix "E") are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.

"**1933 Act**" means the United States *Securities Act of 1933*, as amended;

"**1934 Act**" means the United States *Securities Exchange Act of 1934*, as amended;

"**2003 Trust Unit Rights Incentive Plan**" means the trust unit rights incentive plan of Newalta Fund originally adopted by the Unitholders on March 1, 2003, as amended;

"**2006 Trust Unit Rights Incentive Plan**" means the trust unit rights incentive plan of Newalta Fund originally adopted by the Unitholders on May 18, 2006, as amended;

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**Amended Trust Unit Rights Incentive Plan**" means the Trust Unit Rights Incentive Plan, as amended and restated to provide for, among other things, Trust Unit Rights Incentive Plan Participants to receive Common Shares instead of Trust Units thereunder;

"**Annual Information Form**" means the annual information form of Newalta Fund dated March 27, 2008 in respect of Newalta Fund's financial year ended December 31, 2007, incorporated by reference in this Information Circular;

"**Arrangement**" means the proposed arrangement, under the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan and includes any supplement, modification or amendment thereto made in accordance with Section 5.1 of the Arrangement Agreement;

"**Arrangement Agreement**" means the agreement dated November 12, 2008 among Newalta Fund, Newalta Corporation, Newalta Industrial, Newalta Services and New Newalta pursuant to which such parties have proposed to implement the Arrangement, which agreement is attached as Appendix "C" to this Information Circular, and any amendment thereto;

"**Arrangement Resolution**" means the special resolution in respect of the Arrangement, in substantially the form attached as Appendix "A" to this Information Circular, to be voted upon by Unitholders at the Meeting;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar of Corporations under the ABCA after the Final Order has been made to give effect to the Arrangement;

"**Board of Directors**" means the board of directors of Newalta Corporation prior to completion of the Arrangement and the board of directors of New Newalta following the completion of the Arrangement, as each may be constituted from time to time;

"**Board of Trustees**" means the board of trustees of Newalta Fund, as may be constituted from time to time;

"**Boards**" means, collectively, the Board of Directors and Board of Trustees;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in the City of Calgary, in the Province of Alberta, for the transaction of commercial banking business;

"Cash Consideration" means the amount of cash consideration received by a Unitholder on the exchange of Trust Units pursuant to Section 4.1(c)(ii) of the Plan of Arrangement, being 0.0001% of the Weighted Average Trading Price per Trust Unit so exchanged;

"Cash Flow of Newalta Fund" means, for any Distribution Period, all cash amounts which are received by Newalta Fund in the Distribution Period, including, without limitation, interest, dividends, proceeds from the disposition of securities, returns of capital and repayments of indebtedness, but excluding the proceeds of any issuance of Trust Units, less: (i) all costs, expenses and liabilities of Newalta Fund which, in the opinion of the Board of Trustees, may reasonably be considered to have accrued and become owing in respect of, or which relate to, such Distribution Period or a prior Distribution Period if not accrued in such prior period; (ii) all amounts which relate to the redemption of Trust Units and which have become payable in cash by Newalta Fund in such Distribution Period; and (iii) any other interest expenses incurred by Newalta Fund between distributions;

"CDS" means CDS Clearing and Depository Services Inc.;

"Certificate" means the certificates or proofs of filing to be issued by the Registrar of Corporations pursuant to subsection 193(11) or subsection 193(12) of the ABCA, giving effect to the Arrangement;

"CIBC World Markets" means CIBC World Markets Inc.;

"Common Share Certificate" means a certificate representing Common Shares;

"Common Shares" means the common shares in the capital of New Newalta;

"Common Share Right" means a right to acquire Common Shares in accordance with the Amended Trust Unit Rights Incentive Plan;

"Court" means the Court of Queen's Bench of Alberta;

"Credit Facility" means the $425.0 million extendible revolving credit facility, as amended, between Newalta Corporation, as borrower, and certain banks and financial institutions as lenders;

"Debenture Indenture" means the indenture dated as of November 16, 2007 among Newalta Fund and the Debenture Trustee creating and governing the terms of the Debentures, the obligations under which are to be assumed by New Newalta pursuant to the Arrangement;

"Debenture Trustee" means Valiant Trust Company, in its capacity as trustee under the Debenture Indenture;

"Debentureholders" means the holders of the Debentures;

"Debentures" means the 7.0% convertible unsecured subordinated debentures of Newalta Fund in the principal amount of $115,000,000 issued pursuant to the Debenture Indenture and to be assumed by New Newalta pursuant to the Arrangement;

"Deed of Trust" means the Deed of Trust dated January 16, 2003 between the initial Trustees and J. Craig Wilkie, as amended, establishing and governing the activities and affairs of Newalta Fund;

"Depositary" means Valiant Trust Company, at its offices set out in the Letter of Transmittal;

"Dissent Rights" means the right of a registered Unitholder to dissent to the Arrangement Resolution and to be paid the fair value of the Trust Units in respect of which the holder dissents, all in accordance with section 191 of the ABCA, as modified by the Interim Order;

"Dissenting Unitholders" means registered holders of Trust Units who validly exercise the rights of dissent provided to them under the Interim Order;

"**Distributable Cash**" means for, or in respect of, a Distribution Period, the Cash Flow of Newalta Fund for such Distribution Period less any amount which the Board of Trustees may reasonably consider to be necessary to: (i) provide for the payment of any costs, expenses or liabilities which have been or will be incurred in the activities and operations of Newalta Fund; (ii) be retained by Newalta Fund to comply with such limits or restrictions as may be agreed to between the Board of Trustees and any lender(s) of Newalta Fund or contained in any loan agreement(s) entered into by Newalta Corporation or any subsidiary or affiliate of Newalta Corporation; (iii) make allowances for contingencies or for working capital, investments or acquisitions; and (iv) provide for the payment of any income tax liability of Newalta Fund;

"**Distribution Payment Date**" means any date that Distributable Cash is distributed to Unitholders. If a Distribution Payment Date is not a Business Day, the amount payable on that date shall be paid on the next following Business Day or such other date determined from time to time by the Board of Trustees and such day shall be the Distribution Payment Date for the purpose of such amount;

"**Distribution Period**" means each calendar month in each calendar year from and including the first day thereof and to and including the last day thereof;

"**DRIP**" means the Distribution Reinvestment Plan of Newalta Fund;

"**DRIP Participants**" means Unitholders that are participating in the DRIP:

"**Effective Dates**" means the Initial Effective Date and the Second Effective Date;

"**Eligible Institution**" means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP); members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"**Eligible Unitholder**" means a Unitholder who is neither: (i) a Non-Resident; nor (ii) a Person who is a Tax Exempt Entity;

"**Encumbrance**" means any encumbrance, lien, charge, security interest, option, privilege or other restriction or right of any kind or nature, and any right or privilege capable of becoming any of the foregoing;

"**Fairness Opinion**" means the opinion of CIBC World Markets dated November 4, 2008, a copy of which is attached as Appendix "D" to this Information Circular;

"**Final Order**" means the order of the Court approving the Arrangement to be applied for following the Meeting and to be granted pursuant to the provisions of subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**GAAP**" means generally accepted accounting principles in Canada as in effect from time to time;

"**Incentive Option**" means an option to acquire Common Shares in accordance with the Incentive Option Plan;

"**Incentive Option Plan**" means the incentive stock option plan of New Newalta to be approved by the Unitholders at the Meeting, a copy of which is attached as Appendix "G" to this Information Circular, which will replace the Trust Unit Rights Incentive Plan;

"**Incentive Option Plan Resolution**" means the ordinary resolution in respect of the Incentive Option Plan, in substantially the form set out in this Information Circular, to be voted upon by Unitholders at the Meeting;

"**Income Tax Act**" or "**Tax Act**" means the *Income Tax Act*, R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

"**Information Circular**" means this management information circular of Newalta Fund dated November 12, 2008, together with all appendices hereto, distributed to Unitholders in connection with the Meeting;

"**Initial Effective Date**" means the date shown on the initial Certificate issued by the Registrar of Corporations;

"**Interim Order**" means the order of the Court dated November 12, 2008 under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the petition of Newalta Fund, Newalta Corporation, Newalta Industrial, Newalta Services and New Newalta, a copy of which order is attached as Appendix "B" to this Information Circular;

"**Letter of Transmittal**" means the Letter of Transmittal enclosed with this Information Circular pursuant to which a Unitholder is required to deliver certificates representing Trust Units to receive, on completion of the Arrangement, Common Share Certificates;

"**Meeting**" means the special meeting of Unitholders to be held on December 17, 2008, and any adjournment(s) thereof, to consider and to vote on the Arrangement Resolution, and, if applicable, the Incentive Option Plan Resolution and Shareholder Rights Plan Resolution;

"**Minister**" means the Minister of Finance (Canada);

"**Newalta**" means, prior to the Initial Effective Date, collectively, Newalta Fund, Newalta Corporation, Newalta Industrial and each of their respective Subsidiaries and, subsequent to the Initial Effective Date, collectively, New Newalta and its Subsidiaries (including, without limitation, Newalta Fund and Newalta Corporation);

"**Newalta Corporation**" means Newalta Corporation, a corporation amalgamated under the ABCA and to be amalgamated with Newalta Industrial and Newalta Services pursuant to the Arrangement;

"**Newalta Fund**" means Newalta Income Fund, an unincorporated open-ended mutual fund trust established under the laws of the Province of Alberta by the Deed of Trust;

"**Newalta Industrial**" means Newalta Industrial Services Inc., a corporation continued under the ABCA and to be amalgamated with Newalta Corporation and Newalta Services pursuant to the Arrangement;

"**Newalta Services**" means Newalta Services Holdings Inc., a corporation continued under the ABCA and to be amalgamated with Newalta Corporation and Newalta Industrial pursuant to the Arrangement;

"**New Newalta**" means 1434518 Alberta Ltd., a corporation incorporated under the ABCA and, prior to the completion of the Arrangement, a wholly-owned subsidiary of Newalta Fund;

"**Non-Resident**" means a non-resident of Canada within the meaning of the Tax Act;

"**Normal Growth Guidelines**" means the guidelines released by the Minister on December 15, 2006 as to what would be considered "normal growth" as opposed to "undue expansion" under the SIFT Rules;

"**Notice of Meeting**" means the Notice of Special Meeting of Unitholders which accompanies this Information Circular;

"**Notice of Petition**" means the notice of petition by Newalta Fund, Newalta Corporation, Newalta Industrial, Newalta Services and New Newalta to the Court for the Final Order which accompanies this Information Circular;

"**Person**" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"Plan" or **"Plan of Arrangement"** means the plan of arrangement attached as Schedule One to the Arrangement Agreement which is attached as Appendix "C" to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

"Plan Agent" means Valiant Trust Company, in its capacity as agent under the DRIP;

"Plan Units" means Trust Units which are issued to DRIP Participants pursuant to the DRIP;

"Q3 2008 MD&A" means management's discussion and analysis of the financial condition and results of operations of Newalta Fund for the three and nine months ended September 30, 2008, incorporated by reference herein;

"Record Date" means the close of business on November 12, 2008;

"Registrar of Corporations" means the Registrar of Corporations appointed under Section 263 of the ABCA;

"Regulation S" means Regulation S under the 1933 Act;

"Resident" means a person who is not a Non-Resident;

"Second Effective Date" means the date shown on the second Certificate issued by the Registrar of Corporations;

"Shareholder Rights Plan" means the shareholder rights plan of New Newalta, as summarized in Appendix "H" to this Information Circular to be approved by the Unitholders at the Meeting;

"Shareholder Rights Plan Resolution" means the ordinary resolution in respect of the Shareholder Rights Plan, in substantially the form set out in this Information Circular, to be voted upon by Unitholders at the Meeting;

"Shareholders" means, collectively, the holders of Common Shares from time to time;

"SIFT Rules" means the legislative provisions governing the taxation of "specified investment flow-throughs" and their unitholders, which were announced by the Minister on October 31, 2006 and which were enacted on June 22, 2007, pursuant to Bill C-52;

"Subsidiary" means, with respect to any Person, a subsidiary (as that term is defined in the ABCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation;

"Tax Exempt Entity" means a Person who is not subject to income tax under Part I of the Tax Act;

"Trust Unit Incentive Right" means a right to acquire Trust Units in accordance with the Trust Unit Rights Incentive Plan;

"Trust Unit Rights Incentive Plan" means, collectively, the 2003 Trust Unit Rights Incentive Plan and the 2006 Trust Unit Rights Incentive Plan;

"Trust Unit Rights Incentive Plan Participants" means directors, officers and employees of Newalta who have been issued Trust Unit Incentive Rights pursuant to the Trust Unit Rights Incentive Plan;

"Trust Units" means the trust units in the capital of Newalta Fund;

"TSX" means the Toronto Stock Exchange;

"**United States**" or "**U.S.**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"**Unitholder Rights Plan**" means the unitholder rights plan of Newalta Fund adopted on May 13, 2008;

"**Unitholders**" means the holders of Trust Units from time to time; and

"**Weighted Average Trading Price**" shall be determined by dividing (i) the aggregate dollar trading value of all Trust Units sold on the TSX over the five (5) consecutive trading days ending on the third trading day immediately preceding the Initial Effective Date by (ii) the total number of Trust Units sold on the TSX during such period.

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Capitalized terms not otherwise defined herein are defined in the "Glossary of Terms".

The Meeting

The Meeting will be held in Room 106, North Building, Calgary TELUS Convention Centre, at 120 - 9th Avenue S.E., Calgary, Alberta on December 17, 2008 at 10:00 a.m. (Calgary time) for the purposes set forth in the accompanying Notice of Meeting. The business of the Meeting will be to consider and vote upon the Arrangement Resolution and, if applicable, each of the Incentive Option Plan Resolution and Shareholder Rights Plan Resolution and to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof. See "*The Arrangement*".

The Arrangement

On November 5, 2008, Newalta Fund announced the proposed Arrangement as part of its plan to facilitate Newalta's growth strategy on an efficient basis. If approved, the Arrangement will result in the reorganization of Newalta Fund's trust structure into a corporation, New Newalta, that will own all of the Trust Units of Newalta Fund. New Newalta and its Subsidiaries will carry on the business currently carried on by Newalta. Following the completion of the Arrangement, the Board of Directors and senior management of New Newalta will be comprised of the current members of the Board of Trustees of Newalta Fund and senior management of Newalta. See "*Information Concerning New Newalta*" and "*Appendix "E" – Information Concerning New Newalta*".

Pursuant to the Arrangement, Unitholders will receive one Common Share for each Trust Unit held. In connection with the Arrangement, New Newalta will assume all of the covenants and obligations of Newalta Fund under the Debenture Indenture in respect of the outstanding Debentures. Provided the Arrangement is completed, holders of Debentures will thereafter be entitled to receive Common Shares, rather than Trust Units, on conversion of such Debentures after the Initial Effective Date, on the same conversion basis as Trust Units were previously issuable on conversion thereof (a conversion rate of approximately 43.4783 Common Shares for each $1,000 principal amount of Debentures converted) subject to adjustment in certain events. The transactions contemplated by the Arrangement will not result in a "Change of Control" as defined in the Debenture Indenture. Debentureholders may convert their Debentures into Trust Units pursuant to the terms of the Debenture Indenture prior to the Initial Effective Date and participate in the Arrangement in the same manner as the Unitholders. See "*The Arrangement – Treatment of Debentures*".

Pursuant to the Arrangement, all outstanding Trust Unit Incentive Rights will be amended such that the holders thereof will have the right to acquire Common Shares instead of Trust Units, on a one-for-one basis under the Amended Trust Unit Rights Incentive Plan. Trust Unit Rights Incentive Plan Participants may exchange their vested Trust Unit Incentive Rights into Trust Units pursuant to the terms of the Trust Unit Rights Incentive Plan prior to the Initial Effective Date and participate in the Arrangement in the same manner as Unitholders. See "*The Arrangement – Treatment of Trust Unit Incentive Rights*". After completion of the Arrangement, no further grants of Trust Unit Incentive Rights will be made under the Amended Trust Unit Rights Incentive Plan.

If the Arrangement Resolution is passed, Unitholders will be asked to approve the adoption of the Incentive Option Plan. The Incentive Option Plan is substantially similar to, and would replace, the Trust Unit Rights Incentive Plan, on an ongoing basis. See "*Other Matters to be Considered at the Meeting – Approval of the Incentive Option Plan*".

If the Arrangement Resolution is passed, Unitholders will also be asked to approve the adoption of the Shareholder Rights Plan. The Shareholder Rights Plan is substantially similar to, and would replace, the current Unitholder Rights Plan. See "*Other Matters to be Considered at the Meeting – Approval of the Shareholder Rights Plan*".

Distributions paid to Unitholders for the months of October, 2008, November, 2008 and December, 2008 will not be affected by the proposed Arrangement and will be paid in the usual manner. Accordingly, as announced on October 15, 2008, Unitholders of record on October 31, 2008 will receive their monthly cash distribution of $0.185 on November 17, 2008 and, unless otherwise announced by Newalta Fund pursuant to a news release, Unitholders of record on November 28, 2008 and December 31, 2008 will receive their regular monthly cash distribution of $0.185 per Trust Unit on December 15, 2008 and January 15, 2009, respectively. If the Arrangement is not approved, the Board of Trustees will meet as soon as practicable following the Meeting to determine the distributions to be declared payable on the Trust Units for the month of January, 2009 and thereafter.

See "*The Arrangement – Effect of the Arrangement on Unitholders*", "*- Treatment of Debentures*", "*- Treatment of Trust Unit Incentive Rights*", "*- Interests of Certain Persons or Companies in the Arrangement*" and "*Appendix "E" – Information Concerning New Newalta*".

Post-Arrangement Structure

Following the Effective Dates, Unitholders will be the sole Shareholders of New Newalta and New Newalta will own all of the issued and outstanding Trust Units of Newalta Fund. It is presently expected that New Newalta will change its name prior to completion of the Arrangement from "1434518 Alberta Ltd." to such name as the Board of Directors may determine in its sole discretion, which name is expected to include the word "Newalta". The following diagram illustrates the organizational structure of New Newalta immediately following the completion of the Arrangement. For simplification purposes, this diagram omits wholly-owned holding or operating companies that are not material.


Shareholders
Debentureholders
New Newalta
Newalta Fund
Newalta Corporation
Subsidiaries

Assuming that the same number of Trust Units are outstanding on the Initial Effective Date as were outstanding on November 12, 2008, upon the completion of the Arrangement, an aggregate of approximately 42,238,075 Common Shares will be issued and outstanding.

Dividend Policy

Upon completion of the Arrangement, New Newalta anticipates paying a quarterly dividend of $0.20 ($0.80 per annum) per Common Share. Provided the Second Effective Date is January 1, 2009, the first quarterly dividend is anticipated to be declared for Shareholders of record on March 31, 2009. It is expected that the dividends will be "eligible dividends" for income tax purposes and thus qualify for the enhanced gross-up and tax credit regime for certain Shareholders.

Notwithstanding the foregoing, the amount of any dividends payable by New Newalta will be at the discretion of the Board of Directors from time to time. The amount may vary depending on, among other things, New Newalta's earnings, financial requirements for Newalta's operations, the satisfaction of solvency tests imposed by the ABCA for the declaration and payment of dividends and other conditions existing from time to time.

Benefits of the Arrangement

The Boards and management believe that the proposed corporate structure enables Newalta to pursue its 2009 budget and strategic plan and strategy of growth and capital appreciation for the benefit of Unitholders. Newalta is faced with a quantum of projects that exceed its current resources. Given the diminished value of the income fund structure, management and the Boards believe that the best opportunity for creating value is to reinvest a significant portion of overall funds from operations into the business and to focus on increasing overall earnings per share. At the same time, management and the Boards recognize that many investors require or prefer an element of cash yield from their investment. By converting to a growth-oriented dividend paying corporation, management and the Boards believe that New Newalta will be in a better position to aggressively pursue identified internal growth opportunities while at the same time providing income-oriented investors with a cash yield. Management and the Boards believe that the Arrangement provides a number of compelling and strategic benefits, including, without limitation, the expectation that a conversion to a public corporation would:

- position Newalta to invest in attractive internal opportunities for growth and expansion;
- provide for the payment of a dividend to its Shareholders with a view to sustainability while at the same time delivering strong returns through capital appreciation;
- enable more self-funding of its growth capital on a non-dilutive basis while prudently managing its balance sheet;
- permit Newalta's financial and operational performance to be more easily valued relative to its corporate peers;
- attract new investors and provide a more liquid market for the Common Shares;
- remove Newalta from the uncertainty that exists in the income trust marketplace today; and
- remove the federal government's "normal growth" and "undue expansion" limitations.

See "*Background to and Reasons for the Arrangement – Background to the Arrangement*" and "*- Benefits of the Arrangement*".

Fairness Opinion

The Board of Trustees retained CIBC World Markets as its financial advisor with respect to the Arrangement. In connection with this mandate, CIBC World Markets has provided the Board of Trustees with the Fairness Opinion. The Fairness Opinion is addressed to the Board of Trustees and concludes that, on the basis of the particular assumptions, qualifications and limitations summarized therein, in the opinion of CIBC World Markets, as at November 4, 2008, the consideration to be received by Unitholders pursuant to the Arrangement Agreement is fair,

from a financial point of view, to the Unitholders. **The Fairness Opinion is subject to the assumptions, qualifications and limitations contained therein.**

The full text of the Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Fairness Opinion, is attached as Appendix "D" to this Information Circular. The Fairness Opinion is not a recommendation as to how the Unitholders should vote with respect to the Arrangement. The Fairness Opinion was one of a number of factors taken into consideration by the Board of Trustees in making its unanimous determination that the Arrangement is fair to the Unitholders and in the best interests of Newalta Fund and the Unitholders and to recommend that Unitholders vote in favour of the Arrangement.

Approval and Recommendation of the Board of Trustees

The Board of Trustees has reviewed the terms of the Arrangement Agreement and the Fairness Opinion and has unanimously determined that the Arrangement is in the best interests of Newalta Fund and Unitholders and is fair to Unitholders. Therefore, Newalta Fund has authorized the submission of the Arrangement Resolution to the Unitholders for approval. Accordingly, the Board of Trustees unanimously recommends that Unitholders vote FOR the Arrangement Resolution.

In reaching its conclusions and formulating its recommendation, the Board of Trustees considered a number of factors in addition to those described elsewhere in this Information Circular, including, but not limited to, the following:

- a review of Newalta's strategic objectives, business plan and 2009 budget and the optimal structure to maximize Unitholder value;
- Newalta requires access to capital through bank borrowings as well as debt and equity capital markets in order to finance growth opportunities in the most efficient and accretive manner;
- the current price of Trust Units is not reflective of the value of the monthly cash distributions to Unitholders, increasing the cost of capital and making the economics of acquisitions and the issuance of securities less attractive;
- a conversion to a corporate structure with a sustainable dividend is expected to result in a higher equity valuation and improved debt covenants;
- the decline in investor interest in the trust sector as a result of the SIFT Rules and the uncertainty surrounding income trust structures has resulted in a decline in trading prices for securities of income trusts;
- the exchange of Trust Units for Common Shares pursuant to the Plan may be completed on a tax-free "rollover" basis for Canadian federal income tax purposes;
- the Arrangement must receive the appropriate approval from Unitholders and the Court;
- the tax savings to Newalta Fund from distributions to Unitholders will be eliminated pursuant to the impact of the SIFT Rules, thereby removing a benefit of the trust structure;
- the Fairness Opinion of CIBC World Markets that, on the basis of the particular assumptions, limitations and qualifications summarized therein, as at November 4, 2008, the consideration to be received by the Unitholders pursuant to the Arrangement is fair, from a financial point view, to the Unitholders; and
- the advice of external legal counsel.

The foregoing discussion of the information and factors considered and evaluated by the Board of Trustees is not intended to be exhaustive. In reaching the determination to approve and recommend the Arrangement Resolution, the Board of Trustees did not assign any relative or specific weight to the factors that were considered, and individual trustees may have given different weight to each factor. There are risks associated with the Arrangement, including that some of the potential benefits set forth in this Information Circular may not be realized or that there may be significant costs associated with realizing such benefits. See "*Risk Factors*".

As at October 15, 2008, the trustees, directors and officers of Newalta and their associates beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 4,220,000 Trust Units, representing approximately 10% of the outstanding Trust Units. **Each of the trustees, directors and officers of Newalta have indicated they intend to vote all of their Trust Units in favour of the Arrangement Resolution.**

See "*Background to and Reasons for the Arrangement – Approval and Recommendation of the Board of Trustees*".

Approvals

Unitholder Approval

Pursuant to the Interim Order, the number of votes required to pass the Arrangement Resolution shall be a majority of not less than two thirds of the votes cast by Unitholders, other than Newalta or any of its affiliates, in person or by proxy at the Meeting. Further, the number of votes required to pass each of the Incentive Option Plan Resolution and Shareholder Rights Plan Resolution shall be a majority of not less than one half plus one of the votes cast by Unitholders, other than Newalta or any of its affiliates, in person or by proxy at the Meeting.

See "*The Arrangement – Approvals – Unitholder Approval*" and "*General Proxy Matters – Procedure and Votes Required*".

Court Approvals

Implementation of the Arrangement requires the approval of the Court. An application for the Final Order approving the Arrangement is expected to be made on December 17, 2008 at 1:30 p.m. (Calgary time) at the Court House, Calgary Courts Centre, 601 – 5th Street S.W., Calgary, Alberta. On the application, the Court will consider the fairness of the Arrangement. See "*The Arrangement — Approvals — Court Approvals*".

Stock Exchange Listing Approvals

The TSX has conditionally approved the substitutional listing of the Common Shares issuable pursuant to the Arrangement and the Incentive Option Plan and the substitutional listing of the Debentures and the Common Shares underlying the Debentures, subject to New Newalta fulfilling the requirements of the TSX. See "*The Arrangement— Approvals — Stock Exchange Listing Approvals*".

Third Party Approvals

The Arrangement is also conditional upon the receipt of all necessary third party consents and approvals.

Right to Dissent

Pursuant to the Interim Order, Dissenting Unitholders have the right to dissent with respect to the Arrangement Resolution by providing a written objection to the Arrangement Resolution to Newalta Income Fund c/o Bennett Jones LLP, Suite 4500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4K7, Attention: Laurie A. Goldbach by 4:00 p.m. (Calgary time) on the fifth Business Day immediately preceding the date of the Meeting or any adjournment thereof, provided such holders also comply with section 191 of the ABCA, as modified by the Interim Order. Provided the Arrangement becomes effective, each Dissenting Unitholder will be entitled to be paid the fair value of the Trust Units in respect of which the holder dissents in accordance with section 191 of the ABCA, as

modified by the Interim Order. See Appendices "B" and "I" for a copy of the Interim Order and the provisions of section 191 of the ABCA, respectively.

The statutory provisions covering the right to dissent are technical and complex. **Failure to strictly comply with the requirements set forth in section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right to dissent. Persons who are beneficial owners of Trust Units registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the registered holder is entitled to dissent.** Accordingly, a beneficial owner of Trust Units desiring to exercise the right to dissent must make arrangements for such Trust Units beneficially owned to be registered in such holder's name prior to the time the written objection to the Arrangement Resolution is required to be received by Newalta Fund or, alternatively, make arrangements for the registered holder of such Trust Units to dissent on such holder's behalf. Pursuant to the Interim Order, a Unitholder may not exercise the right to dissent in respect of only a portion of such holder's Trust Units. See "*The Arrangement – Right to Dissent*".

It is a condition to the Arrangement that Unitholders holding not more than 5% of the Trust Units shall have exercised rights of dissent in relation to the Arrangement that have not been withdrawn as at the Initial Effective Date. See "*The Arrangement – Arrangement Agreement - Conditions Precedent to the Arrangement*".

Certain Canadian Federal Income Tax Considerations

Eligible Unitholders will have the option to jointly elect with New Newalta to have the provisions of section 85 of the Tax Act apply to them in respect of the exchange of Trust Units for Common Shares and defer all or a portion of the capital gain, if any, that would otherwise be realized under the Arrangement. In order to make such an election, an Eligible Unitholder must provide certain information necessary to complete the income tax election to New Newalta, on or before March 31, 2009.

A Resident Unitholder who holds Trust Units as capital property and who does not file such an election will realize a capital gain (or capital loss) equal to the amount by which the fair market value of the Common Shares ultimately received on the completion of the Arrangement is greater (or less) than the adjusted cost base of the Trust Units so exchanged.

A Non-Resident Unitholder should generally not be subject to any Canadian tax on capital gains realized in respect of a disposition of Trust Units pursuant to the Arrangement provided that the Trust Units are not "taxable Canadian property" for purposes of the Tax Act.

This Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to Residents and Non-Residents and which relate to the Arrangement and the above comments are qualified in their entirety by reference to such summary. See "*Certain Canadian Federal Income Tax Considerations*".

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than certain Canadian federal income tax considerations. Unitholders who are resident in jurisdictions other than Canada should consult their own tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to tax implications in such jurisdictions of owning Common Shares after the Arrangement. Unitholders should also consult their own tax advisors regarding Canadian federal, provincial or territorial tax considerations of the Arrangement or of holding Common Shares.

Timing of Completion of the Arrangement

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions are satisfied or waived, Newalta Fund, Newalta Corporation, Newalta Industrial, Newalta Services and New Newalta will apply for the Final Order approving the Arrangement. If the Final Order is obtained on December 17, 2008 in form and substance satisfactory to Newalta Fund, Newalta Corporation, Newalta Industrial, Newalta Services and New Newalta and all

other conditions set forth in the Arrangement Agreement are satisfied or waived, Newalta Fund expects that the Effective Dates will occur on or about December 31, 2008 and January 1, 2009, respectively. It is not possible, however, to state with certainty when the Effective Dates will occur. The Effective Dates could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order.

The provisions of the Arrangement that are intended to become effective on each of the Effective Dates pursuant to the Plan of Arrangement will, respectively, become effective upon the filing, on each such date, with the Registrar of Corporations of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar of Corporations.

Risk Factors

Risk factors related to the business of Newalta Fund and its Subsidiaries will generally continue to apply to New Newalta after the Effective Dates and will not be affected by the Arrangement. If the Arrangement is completed, the business and operations of, and an investment in, New Newalta will be subject to the various risk factors set forth under the headings entitled "*Risk Factors*" in this Information Circular, "*Risk Factors Affecting the Business of Newalta*" in the Annual Information Form and "*Business Risks*" in Newalta Fund's Management Discussion and Analysis for the year ended December 31, 2007 and the Q3 2008 MD&A, each of which are incorporated by reference in this Information Circular. Potential Shareholders should consider carefully the information contained herein and in the materials incorporated by reference.

Moreover, the following is a list of certain additional risk factors relating to the activities of New Newalta and the ownership of Common Shares following the Initial Effective Date which prospective investors should carefully consider before making an investment decision relating to Common Shares:

- the uncertainty of future dividend payments by New Newalta and the level thereof as New Newalta's dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, operating cash flow generated by Newalta Corporation and its Subsidiaries, financial requirements for Newalta's operations and the execution of its growth strategy and the satisfaction of solvency tests imposed by the ABCA for the declaration and payment of dividends;

- the level of New Newalta's indebtedness from time to time could impair New Newalta's ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise;

- New Newalta may make future acquisitions or may enter into financings or other transactions involving the issuance of securities of New Newalta which may be dilutive; and

- the inability of New Newalta to manage growth effectively could have a material adverse impact on its business, operations and prospects.

In addition, for a description of risk factors in respect of the structure of Newalta Fund, see pages 29-34 of the Annual Information Form, which is incorporated herein by reference. Unitholders should carefully consider all risk factors set out herein and in the Annual Information Form.

Unitholders are encouraged to obtain independent legal, tax and investment advice in its jurisdiction of residence with respect to this Information Circular, the consequences of the Arrangement and the holding of Trust Units and Common Shares.

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT

Background to the Arrangement

On October 31, 2006, the Minister announced the SIFT Rules. The announcement of the SIFT Rules had an immediate impact on the Canadian capital markets resulting in a significant decline in trading prices for income trusts, including Newalta Fund, royalty trusts and numerous other Canadian securities. Now enacted, the SIFT Rules impose a tax at the trust level on distributions of certain income from publicly traded mutual fund trusts at a rate of tax comparable to the combined federal and provincial corporate tax rates and treats such distributions as dividends to Unitholders. Trusts that were publicly traded at the time of the announcement are generally entitled to a four year transition period and are not subject to the new rules until 2011, provided such trusts experience only "normal growth" and no "undue expansion" before that time. On December 15, 2006, the Minister issued the Normal Growth Guidelines which provide additional information on "normal growth" and "undue expansion".

Shortly after the announcement of the SIFT Rules, management presented to the Boards the implications of the SIFT Rules on the then current structure of Newalta Fund as well as the anticipated effects on Newalta: (i) after giving effect to the internal reorganization approved by Unitholders at the Annual and Special Meeting of Newalta Fund held in May 2006 which would have resulted in the business of Newalta being conducted through a limited partnership; and (ii) if Newalta Fund were to convert to a corporate structure.

Through the course of 2007 and early 2008, management continued to carry out and report to the Boards more detailed analyses regarding the strategic and structural alternatives available to Newalta Fund as a result of the SIFT Rules as well as the current market environment in order to enable Newalta to achieve its strategic goals and objectives. In March 2008, Newalta committed to update its Unitholders in late 2008 on any conversion plans based on its financial performance, the development of its organic growth and acquisition opportunities and the enactment of legislation providing for the conversion of Newalta Fund to a corporation in a tax-efficient manner. At that time, Newalta Fund expected to eventually convert to a growth-oriented dividend yielding company providing a balance for disciplined management, good governance and returns to Unitholders.

On July 14, 2008, the Minister released specific proposals to amend the Tax Act (the "**Tax Proposals**") that are intended to facilitate the conversion of mutual fund trusts (as defined in the Tax Act) such as Newalta Fund into corporations (the "**SIFT Conversion Proposals**") without any undue tax consequences. The SIFT Conversion Proposals have yet to be enacted.

Following the most recent announcement by the Minister, management of Newalta continued to evaluate its internal growth opportunities and developed its four year business plan and strategy. The business plan and strategy remained relatively unchanged from prior years other than a greater emphasis on internal growth prospects as opposed to acquisitions.

On October 1, 2008, management presented to the Boards a preliminary 2009 operating and capital budget as well as a preliminary business plan and strategy. A further meeting of the Boards was held on October 21, 2008 which included presentations by management, the Board of Trustee's financial advisor, CIBC World Markets, and Newalta's external legal counsel, Bennett Jones LLP, regarding Newalta Fund's capital structure and strategic and structuring alternatives.

The Boards resolved to proceed with the Arrangement on November 4, 2008 following a thorough analysis of material information and relevant considerations including, but not limited to, growth opportunities and related capital requirements, the changing credit environment, capital markets, changes to its cash distribution business model and economic conditions. As part of this review, the Boards and management examined a variety of structural alternatives or transactions and unanimously determined to convert to a corporate structure.

Benefits of the Arrangement

The Boards and management believe that the proposed corporate structure enables Newalta to pursue its 2009 budget and strategic plan and strategy of growth and capital appreciation for the benefit of Unitholders. Newalta is

faced with a quantum of projects that exceed its current resources. Given the diminished value of the income fund structure, management and the Boards believe that the best opportunity for creating value is to reinvest a significant portion of overall funds from operations into the business and to focus on increasing overall earnings per share. At the same time, management and the Boards recognize that many investors require or prefer an element of cash yield from their investment. By converting to a growth-oriented dividend paying corporation, management and the Boards believe that New Newalta will be in a better position to aggressively pursue identified internal growth opportunities while at the same time providing income-oriented investors with a cash yield. Management and the Boards believe that the Arrangement provides a number of compelling and strategic benefits, including, without limitation, the expectation that a conversion to a public corporation would:

- position Newalta to invest in attractive internal opportunities for growth and expansion;
- provide for the payment of a dividend to its Shareholders with a view to sustainability while at the same time delivering strong returns through capital appreciation;
- enable more self-funding of its growth capital on a non-dilutive basis while prudently managing its balance sheet;
- permit Newalta's financial and operational performance to be more easily valued relative to its corporate peers;
- attract new investors and provide a more liquid market for the Common Shares;
- remove Newalta from the uncertainty that exists in the income trust marketplace today; and
- remove the federal government's "normal growth" and "undue expansion" limitations.

Growth Capital Spending

Newalta has investment opportunities in all areas of its operations across Canada and the U.S. As a result of the uncertain economic outlook for 2009, management has established an initial growth capital budget in 2009 of $75 million. Newalta will continue to develop additional opportunities for execution in 2009 if market conditions improve. Growth capital expenditures are expected to be funded mainly from funds from operations, with the balance from the Credit Facility. Maintenance capital for 2009 is budgeted at $28 million, slightly above the $25 million budget for 2008.

Newalta's $75 million in growth capital investments will be allocated among the following growth areas:

Fixed Facilities	$28 million
Heavy Oil	$22 million
U.S. Drill Site	$10 million
Industrial Onsite & Corporate	$15 million

The 2009 growth capital budget is $35 million less than the budgeted investments for 2008. For 2008, it is expected that Newalta will have invested approximately $32 million in Fixed Facilities in Newalta's eastern operating division (**"Eastern"**), including projects to activate the second lead-recycling kiln, expand capacities in Atlantic Canada, expand services at Chateauguay, Québec as well as increase capacities and services in Ontario at Barrie, Toronto and Brantford. These investments represent post-acquisition improvements to enhance Newalta's services in existing markets.

For 2009, investments in eastern Canada facilities will be reduced by $25 million compared to 2008 as Newalta expects to focus on driving returns from the investments that were made over the past two years. Corporate investments are expected to decrease by approximately $10 million in 2009 compared to 2008 as the construction of the Calgary corporate office is now complete. The total investment in fixed facilities in Newalta's western operating division ("**Western**"), Heavy Oil, Drill Site and Industrial Onsite in the 2009 budget is substantially unchanged from the 2008 budget as Newalta expects to continue to invest in key areas of future growth.

Fixed Facilities

Newalta's fixed facility network is integral to its operations, providing the operational expertise and management capacity to support key growth initiatives.

Investments in fixed facilities represent the lowest-risk, highest-return investment opportunities for Newalta. These investments are primarily focused on productivity and efficiency improvements on Newalta's existing operations and services.

Approximately $21 million in Western and $7 million in Eastern is expected to be allocated to fixed facility expenditures in 2009. These capital projects are expected to include:

- adding satellite facilities, new disposal wells and landfills in western Canada;
- investing in numerous productivity improvements, including adding centrifugation capacity, across the facility network; and
- enhancing services in Atlantic Canada to capitalize on increased oil and gas activity in the region.

Heavy Oil

Newalta's heavy oil services business began 15 years ago with facilities at Hughenden and Elk Point, Alberta. Using the centrifugation experience gained at these facilities, in 2005 Newalta launched a new onsite service for oil recovery working in tandem with companies that use steam assisted gravity drainage ("**SAGD**") techniques for production. This business has evolved from managing heavy oil in Newalta's fixed facility network, to operating equipment on customers' sites, offering a broad range of processing solutions.

Based on industry outlook, a substantial amount of the future growth in the oil and gas industry is expected to be in connection with the use of SAGD techniques and other in-situ oil sands-related projects. To support this potential growth opportunity, Newalta has leveraged its Hughenden and Elk Point facilities in this region to act as a staging area, offering integrated services from which equipment and experienced people can be mobilized to customers' sites to process wastewater and recover crude from slop oil. Newalta has the ability to utilize its facility network to draw skilled people to support such onsite growth.

Newalta expects to continue to be an industry leader in this market and as such, is uniquely positioned to keep pace with customer demand as production is expected to significantly increase over the next 10 years.

To enhance capabilities with these services, the 2009 investment plan includes:

- increasing capacity at the Hughenden and Elk Point facilities;
- adding new mobile centrifuges and related equipment; and
- developing a new processing facility in the Fort McMurray area.

U.S. Drill Site

Newalta's strategy is to develop a fully integrated service offering in the U.S. including fixed facility waste processing, onsite and drill site services that are similar to Newalta's western Canadian business. Two years ago, Newalta introduced drill site equipment to the western U.S. market and has established a solid base business and excellent reputation for superior services.

Newalta has already experienced acceptance from its major customers for its advanced drill site services. Management believes the potential market for these services in shale gas and conventional deep gas and oil exploration is substantial and that no local competitor in the U.S. market currently provides a similar service as cost effectively and environmentally secure.

Newalta expects to continue to develop the drill site business as a base for gathering market intelligence while providing a solid foundation for future growth in the U.S. Although Newalta's current market share is very small, management expects that it will be able to continue to expand services and establish operations in these markets through steady organic development.

To continue growing this business, the 2009 investment plan includes:

- adding solids control centrifugation equipment; and
- exploring and capitalizing on new market opportunities in shale gas reserves areas throughout North America.

Industrial Onsite

Newalta has demonstrated cost effective as well as environmentally superior operating practices for major customers in its industrial onsite business. By delivering services at customer sites, Newalta is able to reduce costs, increase efficiencies and minimize customer liability related to transportation or disposal risks.

Newalta has built an organization and national network of facilities and developed processing technology. Newalta anticipates leveraging this technical and operating expertise and capitalizing on its national facility network as a platform of staging points from which it can provide innovative solutions to the complex waste challenges on customers' sites. Newalta is able to offer services on customers' sites that are more cost-effective and environmentally secure than traditional disposal methods.

Newalta has earned the confidence of its large customers through a track record of success with these types of onsite projects as well as a superior safety and environmental record. Newalta presently anticipates growing demand for its industrial onsite activities will evolve over the next few years into long-term arrangements.

Mobile centrifuges and related equipment will be added across the country to meet increasing demand and drive innovative processes on its customers' sites.

Fairness Opinion

The Board of Trustees retained CIBC World Markets as its financial advisor with respect to the Arrangement. In connection with this mandate, CIBC World Markets has provided the Board of Trustees with the Fairness Opinion. The Fairness Opinion is addressed to the Board of Trustees and concludes that, on the basis of the particular assumptions, qualifications and limitations summarized therein, in the opinion of CIBC World Markets, as at November 4, 2008, the consideration to be received by Unitholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Unitholders. **The Fairness Opinion is subject to the assumptions, qualifications and limitations contained therein.**

The full text of the Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Fairness Opinion, is attached as Appendix

"D" to this Information Circular. The Fairness Opinion is not a recommendation as to how the Unitholders should vote with respect to the Arrangement. The Fairness Opinion was one of a number of factors taken into consideration by the Board of Trustees in making its unanimous determination that the Arrangement is fair to the Unitholders and in the best interests of Newalta Fund and the Unitholders and to recommend that Unitholders vote in favour of the Arrangement.

Approval and Recommendation of the Board of Trustees

The Board of Trustees has reviewed the terms of the Arrangement Agreement and the Fairness Opinion and has unanimously determined that the Arrangement is in the best interests of Newalta Fund and Unitholders and is fair to Unitholders. Therefore, Newalta Fund has authorized the submission of the Arrangement Resolution to the Unitholders for approval. Accordingly, the Board of Trustees unanimously recommends that Unitholders vote FOR the Arrangement Resolution.

In reaching its conclusions and formulating its recommendation, the Board of Trustees considered a number of factors in addition to those described elsewhere in this Information Circular, including, but not limited to, the following:

- a review of Newalta's strategic objectives, business plan and 2009 budget and the optimal structure to maximize Unitholder value;
- Newalta requires access to capital through bank borrowings as well as debt and equity capital markets in order to finance growth opportunities in the most efficient and accretive manner;
- the current price of Trust Units is not reflective of the value of the monthly cash distributions to Unitholders, increasing the cost of capital and making the economics of acquisitions and the issuance of securities less attractive;
- a conversion to a corporate structure with a sustainable dividend is expected to result in a higher equity valuation and improved debt covenants;
- the decline in investor interest in the trust sector as a result of the SIFT Rules and the uncertainty surrounding income trust structures has resulted in a decline in trading prices for securities of income trusts;
- the exchange of Trust Units for Common Shares pursuant to the Plan of Arrangement may be completed on a tax-free "rollover" basis for Canadian federal income tax purposes;
- the Arrangement must receive the appropriate approval from Unitholders and the Court;
- the tax savings to Newalta Fund from distributions to Unitholders will be eliminated pursuant to the impact of the SIFT Rules, thereby removing a benefit of the trust structure;
- the Fairness Opinion of CIBC World Markets that, on the basis of the particular assumptions, limitations and qualifications summarized therein, as at November 4, 2008, the consideration to be received by the Unitholders pursuant to the Arrangement is fair, from a financial point view, to the Unitholders; and
- the advice of external legal counsel.

Over the last five years, Newalta has made $316.4 million in growth capital investments, resulting in the accumulation of a significant dollar amount of tax pools. After the Arrangement, based on current performance and investment, Newalta does not anticipate paying any Canadian cash taxes until 2012 at the earliest. This tax horizon is dependent on a number of factors including, but not limited to, the amount of tax loss carryforwards and total undepreciated capital cost ("**UCC**") and eligible cumulative expense ("**ECE**") pools accumulated. As at

December 31, 2007, Newalta had $80.0 million in tax loss carryforwards and $423.0 million in UCC and ECE pools. Due to the tax efficiencies created by Newalta's tax pools, the need to create tax shelter through Newalta's income trust structure has been substantially mitigated. Furthermore, under a corporate structure wherein a larger percentage of cash flow will be reinvested in growth capital investments, tax pool balances will be further enhanced, thereby providing additional shelter against taxable income.

The foregoing discussion of the information and factors considered and evaluated by the Board of Trustees is not intended to be exhaustive. In reaching the determination to approve and recommend the Arrangement Resolution, the Board of Trustees did not assign any relative or specific weight to the factors that were considered, and individual trustees may have given different weight to each factor. There are risks associated with the Arrangement, including that some of the potential benefits set forth in this Information Circular may not be realized or that there may be significant costs associated with realizing such benefits. See "*Risk Factors*".

As at October 15, 2008, the trustees, directors and officers of Newalta and their associates beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 4,220,000 Trust Units, representing approximately 10% of the outstanding Trust Units. **Each of the trustees, directors and officers of Newalta have indicated they intend to vote all of their Trust Units in favour of the Arrangement Resolution.**

THE ARRANGEMENT

General

If approved, the Arrangement will result in the reorganization of Newalta Fund's trust structure into a corporation, New Newalta, that will own all of the Trust Units of Newalta Fund. New Newalta will continue the business carried out by Newalta. Following the completion of the Arrangement, the Board of Directors and senior management of New Newalta will be comprised of the current members of the Board of Trustees of Newalta Fund and senior management of Newalta. See "*Information Concerning New Newalta*" and "*Appendix "E" - Information Concerning New Newalta*".

Effect of the Arrangement on Unitholders

Pursuant to the Arrangement, Unitholders will receive one Common Share for each one Trust Unit held on the Initial Effective Date.

Distributions paid to Unitholders for the months of October, 2008, November, 2008 and December, 2008 will not be affected by the proposed Arrangement and will be paid in the usual manner. Accordingly, as announced on October 15, 2008, Unitholders of record on October 31, 2008 will receive their monthly cash distribution of $0.185 on November 17, 2008 and, unless otherwise announced by Newalta Fund pursuant to a news release, Unitholders of record on November 28, 2008 and December 31, 2008 will receive their regular monthly cash distribution of $0.185 on December 15, 2008 and January 15, 2009 respectively. If the Arrangement is not approved, the Board of Trustees will meet shortly thereafter to determine the distributions to be declared payable on the Trust Units for the month of January, 2009 and thereafter.

See "*The Arrangement - Details of the Arrangement - Arrangement Steps*", "*Certain Canadian Federal Income Tax Considerations*" and "*The Arrangement - Procedure for Exchange of Securities*".

Upon completion of the Arrangement, New Newalta anticipates paying a quarterly dividend of $0.20 ($0.80 per annum) per Common Share. Provided the Second Effective Date is January 1, 2009, the first quarterly dividend is anticipated to be declared for Shareholders of record on March 31, 2009. It is expected that the dividends will be "eligible dividends" for income tax purposes and thus qualify for the enhanced gross-up and tax credit regime for certain Shareholders.

Notwithstanding the foregoing, the amount of any dividends payable by New Newalta will be at the discretion of the Board of Directors from time to time. The amount may vary depending on, among other things, New Newalta's

earnings, financial requirements for Newalta's operations, the satisfaction of solvency tests imposed by the ABCA for the declaration and payment of dividends and other conditions existing from time to time.

See "*The Arrangement - Details of the Arrangement - Arrangement Steps*", "*The Arrangement – Dividend Policy*", "*The Arrangement - Procedure for Exchange of Securities*", "*Certain Canadian Federal Income Tax Considerations*", "*Risk Factors*" and "*Appendix "E" - Information Concerning New Newalta - Dividend Record and Policy*".

Treatment of Debentures

Newalta Fund has $115,000,000 in aggregate principal amount of Debentures outstanding. The Debentures are convertible into Trust Units at the option of the Debentureholders at any time prior to the close of business on the earlier of maturity of the Debentures and the Business Day immediately preceding the date specified by Newalta Fund for redemption of the Debentures, at a conversion price of $23.00 per Trust Unit.

The transactions contemplated by the Arrangement will not result in a "Change of Control" as defined in the Debenture Indenture. In connection with the Arrangement, and pursuant to the successor provisions contained in the Debenture Indenture, New Newalta will assume all of the covenants and obligations of Newalta Fund under the Debenture Indenture in respect of the outstanding Debentures. Provided the Arrangement is completed, Debentureholders will thereafter be entitled to receive Common Shares, rather than Trust Units, on the basis of one Common Share in lieu of each Trust Unit which they were previously entitled to receive, on conversion. All other terms and conditions of the Debenture Indenture will continue to apply. As a result, following completion of the Arrangement, Debentureholders who subsequently wish to convert their Debentures will be entitled to receive approximately 43.4783 Common Shares for each $1,000 principal amount of Debentures converted, subject to adjustment in certain events as provided in the Debenture Indenture.

Debentureholders may convert their Debentures into Trust Units pursuant to the terms of the Debenture Indenture prior to the Initial Effective Date and participate in the Arrangement in the same manner as Unitholders.

The Debentures are currently listed and posted for trading on the TSX. The TSX has conditionally approved the listing of the Debentures to be assumed by New Newalta pursuant to the Arrangement and has also conditionally approved the additional listing of the Common Shares to be reserved for issuance on conversion, redemption or maturity of the Debentures, subject in each case to New Newalta fulfilling the requirements of such exchange.

See "*Risk Factors*".

Treatment of Trust Unit Incentive Rights

As at November 12, 2008, Newalta Fund has an aggregate of 2,892,750 Trust Unit Incentive Rights outstanding under the Trust Unit Rights Incentive Plan. Each Trust Unit Incentive Right entitles the holder to receive, upon vesting and the payment of the exercise price related thereto, one Trust Unit. The Trust Unit Rights Incentive Plan provides that in the event that the aggregate amount of cash distributions of Newalta Fund paid to Unitholders in a calendar year is greater than 10% of the exercise price, then the exercise price of each such Trust Unit Incentive Right shall, at the election of the holder thereof on the date of exercise of such right, be reduced by an amount equal to the amount by which the aggregate cash distributions for each calendar year preceding the date of exercise of such right, calculated on a per Trust Unit basis, exceeds 10% of the exercise price per right (the "**Grant Price Adjustment Mechanism**").

Pursuant to the Arrangement, all outstanding Trust Unit Incentive Rights will be amended as Common Share Rights such that the holders of Common Share Rights will have the right to receive, upon vesting and the payment of the exercise price related thereto, Common Shares instead of Trust Units, on a one-for-one basis. Trust Unit Rights Incentive Plan Participants may exchange their vested Trust Unit Incentive Rights into Trust Units pursuant to the terms of the Trust Unit Rights Incentive Plan prior to the Initial Effective Date and participate in the Arrangement in the same manner as Unitholders. The Arrangement will not result in a "change of control" pursuant to the Trust

Unit Rights Incentive Plan. After completion of the Arrangement, no further grants of Trust Unit Incentive Rights will be made under the Amended Trust Unit Rights Incentive Plan.

The Amended Trust Unit Rights Incentive Plan, after giving effect to the amendments to be made in connection with the Arrangement, will be substantially similar to the Trust Unit Rights Incentive Plan other than amendments necessary to reflect: (i) the entitlement of Trust Unit Rights Incentive Plan Participants to receive Common Shares instead of Trust Units; (ii) the change in the calculation of the Grant Price Adjustment Mechanism after the Effective Dates to be made on the basis of the aggregate of: (a) distributions paid on the Trust Units prior to the completion of the Arrangement; and (b) dividends paid on the Common Shares subsequent to the completion of the Arrangement; and (iii) the administration of the Amended Trust Unit Rights Incentive Plan will, upon completion of the Arrangement, be carried out by New Newalta as opposed to Newalta Corporation. See "*The Arrangement – Details of the Arrangement – Arrangement Steps*".

If the Arrangement Resolution is approved, Unitholders will be asked to approve the adoption of the Incentive Option Plan. The Incentive Option Plan is substantially similar to the Trust Unit Rights Incentive Plan, however, the Incentive Option Plan does not provide for the Grant Price Adjustment Mechanism. For a summary of the Incentive Option Plan, see "*Other Matters to be Considered at the Meeting – Approval of the Incentive Option Plan*". A copy of the Incentive Option Plan is set out in Appendix "G" to this Information Circular.

Distribution Reinvestment Plan

On September 20, 2004, Newalta established the DRIP which permits DRIP Participants to automatically reinvest all cash distributions paid on the DRIP Participant's Trust Units which are enrolled in the DRIP in Plan Units. Unless withdrawn from the DRIP pursuant to the terms thereof, Plan Units are registered in the name of the Plan Agent or its nominee or accounts designated by it, for the account of the DRIP Participants.

On the Initial Effective Date, each Plan Unit will be exchanged for one Common Share. No certificates representing fractional Common Shares will be issued pursuant to the Arrangement. Where the exchange of Trust Units (including Plan Units) for Common Shares and Cash Consideration pursuant to the Plan of Arrangement and the subsequent subscription for Common Shares in consideration for the Cash Consideration pursuant to the Plan of Arrangement would otherwise result in a Unitholder being entitled to receive a fraction of a Common Share, such holder shall receive, in lieu any such fractional Common Shares, an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of: (i) such fraction; multiplied; by (ii) the Weighted Average Trading Price.

Common Shares issued in respect of Plan Units will be sent to the applicable DRIP Participant by the Plan Agent in accordance with the instructions provided by the DRIP Participant to the Plan Agent. Further information regarding the DRIP can be obtained by contacting the Plan Agent.

New Newalta does not expect to establish a dividend reinvestment plan after the Effective Dates.

Details of the Arrangement

Arrangement Steps

Pursuant to the Arrangement on the Initial Effective Date, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality, except as otherwise provided in the Plan:

Amendments to Deed of Trust

- the Deed of Trust shall be amended to the extent necessary to facilitate the Arrangement and the implementation of the steps and transactions contemplated by the Plan;

Assumption of Debentures by New Newalta

- New Newalta shall assume all the covenants and obligations of Newalta Fund for the Debentures in accordance with the terms of the Debenture Indenture, in exchange for the consideration agreed to by New Newalta and Newalta Fund, such that the Debentures shall become valid and binding obligations of New Newalta and the Debenture Indenture shall be amended to the extent necessary to facilitate such assumption;

Exchange of Trust Units

- each outstanding Trust Unit held by Unitholders (other than Trust Units held by Dissenting Unitholders) shall, without any further action on behalf of such Unitholders, be transferred to New Newalta (free and clear of any Encumbrances) in exchange for: (i) 0.999999 of a Common Share; and (ii) the Cash Consideration. Eligible Unitholders will be permitted to file a joint election under section 85 of the Tax Act with New Newalta to have the exchange occur on a tax-deferred basis;

- each recipient of the Cash Consideration shall, without any further action on behalf of such recipients, subscribe for 0.000001 Common Shares in exchange for a cash payment equal to the Cash Consideration, such that former Unitholders (other than Dissenting Unitholders) shall thereafter hold one Common Share for each Trust Unit formerly held;

Amendment of Trust Unit Incentive Rights

- all outstanding Trust Unit Incentive Rights shall become Common Shares Rights to acquire an equivalent number of Common Shares in accordance with their terms and the Trust Unit Rights Incentive Plan governing such Trust Unit Incentive Rights and all agreements representing Trust Unit Incentive Rights shall be amended to the extent necessary to facilitate such conversion;

Transfer of Common Shares held by Newalta Fund

- the Common Share issued to Newalta Fund in connection with the incorporation and organization of New Newalta shall be purchased for cancellation by New Newalta for consideration of $100 and shall be cancelled.

On the Second Effective Date, Newalta Corporation, Newalta Industrial and Newalta Services will amalgamate pursuant to the provisions of the ABCA with the continuing entity ("**Newalta Amalco**") named "Newalta Corporation" (the "**Amalgamation**"). Upon completion of the Amalgamation, the articles, by-laws, directors and officers of Newalta Amalco shall be the articles, by-laws, directors and officers of Newalta Corporation and Newalta Amalco shall continue to be liable for the obligations of each of Newalta Corporation, Newalta Industrial and Newalta Services.

Pursuant to the Plan, Newalta Fund, Newalta Corporation, Newalta Industrial, Newalta Services and New Newalta reserve the right to amend, modify and/or supplement the Plan of Arrangement from time to time at any time prior to the Initial Effective Date provided that any such amendment, modification or supplement must be contained in a written document that is: (a) filed with the Court and, if made following the Meeting, approved by the Court; and (b) communicated to Unitholders in the manner required by the Court (if so required).

Any amendment, modification or supplement to the Plan may be proposed by Newalta Fund, Newalta Corporation, Newalta Industrial, Newalta Services and New Newalta at any time prior to or at the Meeting with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of the Plan of Arrangement for all purposes.

Any amendment, modification or supplement to the Plan of Arrangement which is approved by the Court following the Meeting shall be effective only: (a) if it is consented to by Newalta Fund, Newalta Corporation, Newalta

Industrial, Newalta Services and New Newalta; and (b) if required by the Court or applicable law, it is consented to by the Unitholders.

Post-Arrangement Structure

Following the Effective Dates, Unitholders will be the sole shareholders of New Newalta and New Newalta will own all of the issued and outstanding Trust Units of Newalta Fund. It is presently expected that New Newalta will change its name prior to completion of the Arrangement from "1434518 Alberta Ltd." to such name as the Board of Directors may determine in its sole discretion, which name is expected to include the word "Newalta". The following diagram illustrates the organizational structure of New Newalta immediately following the completion of the Arrangement. For simplification purposes, this diagram omits wholly-owned holding or operating companies that are not material.


Shareholders
Debentureholders
New Newalta
Newalta Fund
Newalta Corporation
Subsidiaries

Assuming that the same number of Trust Units are outstanding on the Initial Effective Date as were outstanding on November 12, 2008, upon the completion of the Arrangement, an aggregate of approximately 42,238,075 Common Shares will be issued and outstanding.

Dividend Policy

Upon completion of the Arrangement, New Newalta anticipates paying a quarterly dividend of $0.20 ($0.80 per annum) per Common Share. Provided the Second Effective Date is January 1, 2009, the first quarterly dividend is anticipated to be declared for Shareholders of record on March 31, 2009. It is expected that the dividends will be "eligible dividends" for income tax purposes and thus qualify for the enhanced gross-up and tax credit regime for certain Shareholders.

Notwithstanding the foregoing, the amount of any dividends payable by New Newalta will be at the discretion of the Board of Directors from time to time. The amount may vary depending on, among other things, New Newalta's

earnings, financial requirements for Newalta's operations, the satisfaction of solvency tests imposed by the ABCA for the declaration and payment of dividends and other conditions existing from time to time.

See "*The Arrangement – Effect of the Arrangement on Unitholders*" and "*Appendix "E" - Information Concerning New Newalta - Dividend Record and Policy*".

Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Newalta Fund, Newalta Corporation, Newalta Industrial, Newalta Services and New Newalta and various conditions precedent, both mutual and with respect to each corporation and Newalta Fund.

The Arrangement Agreement is attached as Appendix "C" to this Information Circular and reference is made thereto for the full text thereof.

Conditions Precedent to the Arrangement

The respective obligations of Newalta Fund, Newalta Corporation, Newalta Industrial, Newalta Services and New Newalta to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before the Initial Effective Date or such other time specified, of a number of conditions, any of which may be waived by the mutual consent of such parties without prejudice to their right to rely on any other of such conditions. These conditions include, without limitation:

(a) the Arrangement Resolution shall have been approved at the Meeting by the Unitholders in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(b) the Final Order shall have been granted in form and substance satisfactory to Newalta Fund, Newalta Corporation, Newalta Industrial, Newalta Services and New Newalta acting reasonably, not later than December 31, 2008 or such later date as the parties may agree;

(c) the Arrangement shall have become effective on or before January 1, 2009 or such later date as the parties may agree;

(d) the Articles of Arrangement and all necessary related documents filed with the Registrar of Corporations in accordance with the Arrangement shall be in form and substance satisfactory to each of Newalta Fund, Newalta Corporation, Newalta Industrial, Newalta Services and New Newalta, acting reasonably and shall have been accepted for filing by the Registrar of Corporations together with the Final Order in accordance with subsection 193(10) of the ABCA;

(e) there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order, which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, or there shall not be in force any order or decree of any such entity that:

    (i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

    (ii) results in any judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(f) all necessary material third party and regulatory consents, approvals and authorizations with respect to the transactions contemplated hereby shall have been completed or obtained including, without limitation, consents and approvals from Newalta's principal lenders;

(g) there shall not, as of the Initial Effective Date, be Unitholders that hold, in aggregate, in excess of 5% of all Trust Units, that have validly exercised their rights of dissent under the Interim Order; and

(h) the approval of the TSX to the conditional substitutional listing of the Common Shares issuable and Debentures assumed by New Newalta pursuant to the Arrangement shall have been obtained, subject only to the filing of required documents.

In addition to the foregoing, the obligation of Newalta Fund, Newalta Corporation, Newalta Industrial and Newalta Services to complete the transactions contemplated by the Arrangement Agreement is subject to the fulfillment or satisfaction, on or before the Initial Effective Date, of each of the following conditions, any of which may be waived by them without prejudice to their right to rely on any other condition:

(a) each of the covenants, acts and undertakings of New Newalta to be performed or complied with on or before the Initial Effective Date pursuant to the terms of the Arrangement Agreement shall have been duly performed or complied with; and

(b) the Board of Trustees shall not have determined in its sole and absolute discretion that to proceed with the Arrangement would not be in the best interests of the Unitholders.

In addition to the foregoing, the obligation of New Newalta to complete the transactions contemplated by the Arrangement Agreement is subject to the fulfillment or satisfaction, on or before the Initial Effective Date, of the following conditions, any of which may be waived by New Newalta without prejudice to its right to rely on any other condition:

(a) each of the covenants, acts and undertakings of Newalta Fund, Newalta Corporation, Newalta Industrial and Newalta Services to be performed or complied with on or before the Initial Effective Date pursuant to the terms of the Arrangement Agreement shall have been duly performed or complied with;

(b) the Board of Trustees shall not have modified or amended, in any respect, their affirmative recommendation that the Unitholders approve the Arrangement; and

(c) prior to the Initial Effective Date, there shall have been no material adverse change in the affairs, operations, financial condition or business of Newalta Fund and its Subsidiaries (on a consolidated basis) from that reflected in this Information Circular.

Upon the conditions being fulfilled or waived, Newalta Fund, Newalta Corporation, Newalta Industrial, Newalta Services and New Newalta intend to file a copy of the Final Order and the Articles of Arrangement with the Registrar of Corporations under the ABCA, together with such other materials as may be required by the Registrar of Corporations, in order to give effect to the Arrangement.

Termination Events

The Arrangement Agreement shall be terminated in each of the following circumstances:

(a) if the Arrangement shall not have become effective on or before January 1, 2009 or such later date as may be agreed to by the parties thereto;

(b) by agreement to terminate if executed and delivered by all parties; or

(c) upon any other circumstances that give rise to a termination of the Arrangement Agreement by any of the parties thereto pursuant to the terms thereof.

Approvals

Unitholder Approval

Arrangement Resolution

Pursuant to the Interim Order, the number of votes required to pass the Arrangement Resolution shall be a majority of not less than two thirds of the votes cast by Unitholders, other than Newalta Fund or any of its affiliates, in person or by proxy at the Meeting.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Unitholders authorizes the Board of Trustees, without further notice to or approval of such Unitholders, subject to the terms of the Arrangement, to amend or terminate the Arrangement Agreement or the Plan of Arrangement, or to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. The full text of the Arrangement Resolution is attached as Appendix "A" to this Information Circular.

Incentive Option Plan Resolution

The number of votes to pass the Incentive Option Plan Resolution shall be a majority of not less than one half plus one of the votes cast by Unitholders, other than Newalta Fund or any of its affiliates, in person or by proxy at the Meeting.

Notwithstanding the foregoing, the Incentive Option Plan Resolution proposed for consideration by the Unitholders authorizes the Board of Trustees, without further notice to, or approval of such Unitholders, to revoke the Incentive Option Plan Resolution before its implementation. See "*Other Matters to be Considered at the Meeting – Approval of the Incentive Option Plan*" and see Appendix "G" to this Information Circular which contains a copy of the proposed Incentive Option Plan.

Shareholder Rights Plan Resolution

The number of votes to pass the Shareholder Rights Plan Resolution shall be a majority of not less than one half plus one of the votes cast by Unitholders, other than Newalta or its affiliates, in person or by proxy at the Meeting.

Notwithstanding the foregoing, the Shareholder Rights Plan Resolution proposed for consideration by the Unitholders authorizes the Board of Trustees, without further notice to, or approval of such Unitholders, to revoke the Shareholder Rights Plan Resolution before its implementation. See "*Other Matters to be Considered at the Meeting – Approval of the Shareholder Rights Plan*" and see Appendix "H" to this Information Circular for a summary of the Shareholder Rights Plan.

Court Approvals

Interim Order

On November 12, 2008, the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Appendix "B" to this Information Circular.

Final Order

The ABCA provides that an arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by Unitholders at the Meeting in the manner required by the Interim Order, Newalta Fund, Newalta Corporation, Newalta Industrial, Newalta Services and New Newalta will make an application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for December 17, 2008 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard. At the hearing, any Unitholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon Newalta Fund a Notice of Appearance together with any evidence or materials which such party intends to present to the Court on or before noon (Calgary time) on December 10, 2008. **Service of such notice shall be effected by service upon the solicitors for Newalta Fund: Bennett Jones LLP, 4500 Bankers Hall East, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4K7, Attention: Laurie Goldbach.**

The securities to be issued to Unitholders pursuant to the Arrangement will not be registered under the 1933 Act, in reliance upon the exemption from registration provided by Section 3(a)(10) thereof. The Court will be advised prior to the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the securities issued to Unitholders pursuant to the Arrangement will not require registration under the 1933 Act.

Newalta Fund has been advised by its counsel, Bennett Jones LLP, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Newalta Fund may determine not to proceed with the Arrangement.

Stock Exchange Listing Approvals

It is a condition to completion of the Arrangement that the TSX shall have conditionally approved the substitutional listing of the Common Shares issuable and the Debentures assumed by New Newalta pursuant to the Arrangement subject only to the filing of required documents. The TSX has conditionally approved the substitutional listing of the Common Shares issuable pursuant to the Arrangement and the Incentive Option Plan and the substitutional listing of the Debentures and the Common Shares underlying the Debentures, subject to New Newalta fulfilling the requirements of the TSX.

Third Party Approvals

The Arrangement is also conditional upon the receipt of all necessary third party consents and approvals.

Timing of Completion of the Arrangement

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions at that point in time are satisfied or waived, Newalta Fund, Newalta Corporation, Newalta Industrial, Newalta Services and New Newalta will apply for the Final Order approving the Arrangement on December 17, 2008. If the Final Order is obtained on December 17, 2008 in form and substance satisfactory to Newalta Fund, Newalta Corporation, Newalta Industrial, Newalta Services and New Newalta, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Newalta Fund expects that the Effective Dates will occur on December 31, 2008 and January 1, 2009, respectively. It is not possible, however, to state with certainty when the Effective Dates will occur.

The provisions of the Arrangement that are intended to become effective on each of the Effective Dates pursuant to the Plan of Arrangement will, respectively, become effective upon the filing, on each such date, with the Registrar of Corporations of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar of Corporations.

Newalta Fund's objective is to have the Effective Dates occur on December 31, 2008 and January 1, 2009, respectively. The Effective Dates could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on December 17, 2008.

Procedure for Exchange of Securities

To receive Common Shares for Trust Units on completion of the Arrangement, the enclosed Letter of Transmittal must be completed and returned with the certificate(s) representing Trust Units to the Depositary at one of the offices specified in the Letter of Transmittal no later than 4:30 p.m. (Calgary time) on the Business Day immediately prior to the date of the Meeting, which is currently December 17, 2008, or if the Meeting is adjourned, such time on the Business Day immediately prior to the date of that adjourned Meeting.

In order to receive Common Shares after the Initial Effective Date, pursuant to, and in accordance with, the instructions set forth in the Letter of Transmittal, Unitholders must submit their Trust Unit certificate(s) to the Depositary. Unitholders whose Trust Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Trust Units.

Unitholders are advised that use of the mail to transmit certificates representing their Trust Units and the Letter of Transmittal is at each holder's risk. Newalta Fund recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used and that proper insurance be obtained.

All signatures on the Letter of Transmittal and on certificates representing Trust Units must be guaranteed by an Eligible Institution, unless otherwise provided.

A registered Unitholder who has lost or misplaced his or her Trust Unit certificate(s) should complete the Letter of Transmittal as fully as possible and forward it, together with an affidavit explaining the loss, to the Depositary. The Depositary will assist in making arrangements for the necessary documentation (which may include a bonding requirement) for a Common Share Certificate to be issued in accordance with the Arrangement.

New Newalta will cause the Depositary to send, by first class mail, Common Share Certificates to be issued under the Arrangement that a Unitholder is entitled to receive, to such Unitholder's address as shown on Newalta Fund's register of Unitholders, only if such Unitholder has delivered and surrendered to the Depositary a Letter of Transmittal duly completed and executed and such other documents as the Depositary may require, including all certificates representing such Unitholder's Trust Units. If the Unitholder indicates that he or she wishes to pick up the Common Share Certificates deliverable under the Arrangement, then such Common Share Certificates will be available at the offices of the Depositary indicated in the Letter of Transmittal.

Upon the Arrangement becoming effective and upon issuance by New Newalta of the Common Share Certificates to the Depositary, each Unitholder will be removed from Newalta Fund's register of Unitholders and, until validly surrendered, the certificate(s) representing Trust Units held by any such former Unitholder will represent only the right to receive, upon such surrender, the Common Share Certificates to be issued under the Arrangement. If a Unitholder fails to deliver and surrender to the Depositary all certificates representing such Unitholder's Trust Units, together with a duly completed and executed Letter of Transmittal, the Common Shares issuable to such person as a result of the Arrangement will be held by the Depositary until the Trust Unit certificate(s) and Letter of Transmittal have been received by the Depositary, for a maximum of five years less a day from the Initial Effective Date. **At the expiry of such period, all remaining Common Shares will be returned to New Newalta or any successor thereof for cancellation and, subject to the requirements of law with respect to unclaimed property, if applicable, any certificate which prior to the Initial Effective Date represented issued and outstanding Trust Units which has not been surrendered will cease to represent any claim or interest of any kind or nature against New Newalta or the Depositary.**

The Arrangement has been structured such that each Eligible Unitholder who participates in the Arrangement and who does not make a joint tax election with New Newalta under section 85 of the Tax Act as set forth in the Letter of Transmittal with respect to the Trust Units held will be considered to have disposed of such Unitholder's Trust Units for proceeds of disposition equal to the fair market value of the Common Shares ultimately received on the completion of the Arrangement. An Eligible Unitholder may elect to opt out of this result by making a joint tax election with New Newalta under section 85 of the Tax Act. For a discussion of the relevance and the potential tax advantage of making such an election with New Newalta under section 85 of the Tax Act, see *"Certain Canadian Federal Income Tax Considerations"* in the Information Circular. An Eligible Unitholder must provide the requisite

federal (and, if applicable, provincial) tax forms to New Newalta by March 31, 2009. Eligible Unitholders should consult their own tax advisors to determine whether any separate election forms must be filed with any provincial taxing authority. Eligible Unitholders who wish to make an election under section 85 of the Tax Act, or under any provincial legislation, should submit the necessary election forms to New Newalta as soon as possible but, in any event, no later than March 31, 2009. New Newalta will not be liable for any loss or damage resulting from the late filing of any election form, the information contained in such election form, or from the invalidation of any election form.

Debentures

As the Debentures trade in the "book entry" system and no certificates are issued to unregistered holders, no new certificates for Debentures will be issued to beneficial holders following completion of the Arrangement and beneficial holders of Debentures do not need to take any action.

Trust Unit Incentive Rights

Holders of Trust Unit Incentive Rights are not required to take any further action to receive their Common Share Rights. New Newalta shall, as soon as practicable following the Effective Dates, forward or cause to be forwarded to each holder of Trust Unit Incentive Rights an agreement representing the number of Common Share Rights held by such holder following the amendment of such holder's Trust Unit Incentive Rights pursuant to the Arrangement.

Distribution Reinvestment Plan

On the Initial Effective Date, each Plan Unit will be exchanged for one Common Share. Common Shares issued in respect of Plan Units will be sent to the applicable DRIP Participant by the Plan Agent in accordance with the instructions provided by the DRIP Participant to the Plan Agent.

Right to Dissent

The following description of the right to dissent and appraisal to which Dissenting Unitholders are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Unitholder who seeks payment of the fair value of such Dissenting Unitholder's Trust Units and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix "B", and the text of section 191 of the ABCA, which is attached to this Information Circular as Appendix "I". A Dissenting Unitholder who intends to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of the ABCA, as modified by the Interim Order. Failure to strictly comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

A Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

Pursuant to the Interim Order, a registered Unitholder is entitled, in addition to any other rights the holder may have, to dissent and to be paid the fair value of the Trust Units held by the holder in respect of which the holder dissents, determined as of the close of business on the last Business Day before the day on which the resolution from which such holder dissents was adopted. **Only registered Unitholders may dissent. Persons who are beneficial owners of Trust Units registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that they may only do so through the registered owner of such Trust Units. Accordingly, a beneficial owner of Trust Units desiring to exercise Dissent Rights must make arrangements for the Trust Units beneficially owned by that Unitholder to be registered in the name of the Unitholder prior to the time the written objection to the Arrangement Resolution is required to be received by Newalta Fund or, alternatively, make arrangements for the registered holder of such Trust Units to dissent on behalf of the Unitholder. In such case, the written objection, described below, should set forth the number of Trust Units covered by such written objection.**

A Dissenting Unitholder must send to Newalta Fund a written objection to the Arrangement Resolution, which written objection must be received by Newalta Fund, c/o Bennett Jones LLP, 4500 Bankers Hall East, 855 - 2nd Street S.W., Calgary, AB T2P 4K7 Attention: Laurie Goldbach, by 4:00 p.m. (Calgary time) on the fifth Business Day immediately preceding the Meeting or any adjournment thereof.

No Unitholder who has voted in favour of the Arrangement Resolution shall be entitled to dissent with respect to the Arrangement. A holder of Trust Units may not exercise the right to dissent in respect of only a portion of such holder's Trust Units, but may dissent only with respect to all of the Trust Units held by the holder.

An application may be made to the Court by New Newalta or by a Dissenting Unitholder to fix the fair value of the Dissenting Unitholder's Trust Units. If such an application to the Court is made by a Dissenting Unitholder, New Newalta must, unless the Court otherwise orders, send to each Dissenting Unitholder a written offer to pay such Person an amount considered by the Board of Directors to be the fair value of the Trust Units held by, such Dissenting Unitholder. The offer, unless the Court otherwise orders, will be sent to each Dissenting Unitholder at least ten days before the date on which the application is returnable, if New Newalta is the applicant, or within ten days after New Newalta is served with notice of the application, if a Dissenting Unitholder is the applicant. The offer will be made on the same terms to each Dissenting Unitholder and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Unitholder may make an agreement with New Newalta for the purchase of such holder's Trust Units in the amount of New Newalta's offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Trust Units.

A Dissenting Unitholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order fixing the fair value of the Trust Units of all Dissenting Unitholders who are parties to the application, giving judgment in that amount against New Newalta and in favour of each of those Dissenting Unitholders, and fixing the time within which New Newalta must pay that amount payable to the Dissenting Unitholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Unitholder calculated from the date on which the Dissenting Unitholder ceases to have any rights as a Unitholder until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between New Newalta and the Dissenting Unitholder as to the payment to be made by New Newalta to the Dissenting Unitholder, or the pronouncement of a Court order, whichever first occurs, the Dissenting Unitholder will cease to have any rights as a Unitholder other than the right to be paid the fair value of such Unitholder's Trust Units in the amount agreed to between New Newalta and the Unitholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Unitholder may withdraw his or her dissent or, if the Arrangement has not yet become effective, Newalta Fund may rescind the Arrangement Resolution and, in either event, the dissent and appraisal proceedings in respect of that Unitholder will be discontinued.

New Newalta shall not make a payment to a Dissenting Unitholder under section 191 of the ABCA if there are reasonable grounds for believing that New Newalta is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of New Newalta would thereby be less than the aggregate of its liabilities. In such event, New Newalta shall notify each Dissenting Unitholder that it is lawfully unable to pay Dissenting Unitholders for their Trust Units in which case the Dissenting Unitholder may, by written notice to New Newalta within 30 days after receipt of such notice, withdraw his or her written objection, in which case such Unitholder shall, in accordance with the Interim Order, be deemed to have participated in the Arrangement as a Unitholder. If the Dissenting Unitholder does not withdraw his or her written objection he or she retains his or her status as a claimant against New Newalta to be paid as soon as New Newalta is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to creditors but prior to Shareholders.

All Trust Units held by Unitholders who exercise their Dissent Rights will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to New Newalta in exchange for such fair value as of the close of business on the Business Day before the day on which the Arrangement Resolution is approved at the

Meeting. If such Unitholders ultimately are not entitled to be paid the fair value for the Trust Units, such Trust Units will be deemed to have been exchanged for Common Shares and the Cash Consideration and such Unitholders will be issued Common Shares on the same basis as all other Unitholders pursuant to the Arrangement.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Unitholder who seeks payment of the fair value of their Trust Units. Section 191 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. **Accordingly, each Dissenting Unitholder who might desire to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of that section and the Interim Order, the full texts of which are set out in Appendices "B" and "I", respectively, to this Information Circular, and consult their own legal advisor.**

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the completion of the Arrangement that there shall not, as of the Initial Effective Date, be Unitholders that hold, in aggregate, in excess of 5% of all outstanding Trust Units that have been validly exercised and not withdrawn their Dissent Rights.

Interests of Certain Persons or Companies in the Arrangement

As of October 15, 2008, the current trustees and officers of Newalta Fund (being the proposed directors and officers of New Newalta) and their associates, as a group, beneficially own, directly or indirectly, or exercise control and direction over, an aggregate of approximately 4,220,000 Trust Units, representing approximately 10% of the issued and outstanding Trust Units. All of the current officers of Newalta Fund (being the proposed officers of New Newalta) are participants in the Employee Savings Plan of Newalta Corporation and will, between October 15, 2008 and the Initial Effective Date, acquire additional Trust Units pursuant to such plan. Pursuant to the Arrangement, each Trust Unit held on the Initial Effective Date shall be exchanged for one Common Share.

All outstanding Trust Unit Incentive Rights will be amended, as a result of the Arrangement, such that the holder thereof will be entitled to receive, on a one-for-one basis, Common Shares instead of Trust Units under the terms of the Amended Trust Unit Rights Incentive Plan. Trust Unit Incentive Rights to acquire an aggregate of 2,892,750 Trust Units outstanding on the Initial Effective Date will be converted pursuant to the Arrangement into Common Share Rights to acquire an equivalent number of Common Shares.

The Arrangement will not result in any change of control, termination or other payments being made to any directors, officers or employees of Newalta pursuant to employment, change of control or similar agreements.

CIBC World Markets has been engaged as financial advisor to the Board of Trustees in connection with the Arrangement. CIBC World Markets has received, or will receive, fees from Newalta Fund for services rendered; however, the fees paid or payable to CIBC World Markets in connection with these services, including the provision of the Fairness Opinion, were and are not contingent on particular conclusions reached by CIBC World Markets therein.

None of the principal holders of Trust Units or any trustee, director or officer of Newalta Fund or Newalta, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction in the last three years or any proposed transaction that materially affected, or will materially affect, Newalta Fund or any of its affiliates, except as disclosed above or elsewhere in this Information Circular or in the documents incorporated herein by reference.

Expenses of the Arrangement

The estimated costs to be incurred by Newalta Fund with respect to the Arrangement and related matters including, without limitation, financial advisory, accounting and legal fees, and the preparation, printing and mailing of this Information Circular and other related documents and agreements, are expected to aggregate approximately $1.5 million.

Securities Law Matters

Unitholders are encouraged to obtain independent legal, tax and investment advice in its jurisdiction of residence with respect to this Information Circular, the consequences of the Arrangement and the holding of Trust Units and Common Shares.

Canada

All securities to be issued under the Arrangement, including, without limitation, the Common Shares to the Unitholders, will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws and, following completion of the Arrangement, the Common Shares will generally be "freely tradeable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under applicable Canadian securities laws of the provinces and territories of Canada.

United States

The securities to be issued under the Arrangement to Unitholders will not be registered under the 1933 Act. Such securities will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all Persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on November 12, 2008 and, subject to the approval of the Arrangement by the Unitholders, a hearing on the Arrangement will be held on December 17, 2008 by the Court. See "*The Arrangement - Approvals - Court Approvals - Final Order*" above.

The Common Shares to be held by Unitholders following completion of the Arrangement will be freely tradable in the U.S. under U.S. federal securities laws, except by Persons who will be "affiliates" of New Newalta after the Arrangement. Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Any resale of such Common Shares by such an affiliate may be subject to the registration requirements of the 1933 Act, absent an exemption therefrom. Subject to certain limitations, such affiliates may immediately resell Common Shares outside the United States without registration under the 1933 Act pursuant to Regulation S. Persons who are affiliates of New Newalta after the Arrangement may only resell their Common Shares in the manner contemplated by Rule 144 under the 1933 Act. Rule 144 generally provides that such affiliates may not sell the Common Shares received pursuant to the Arrangement unless pursuant to an effective registration statement or in accordance with the volume, current public information and manner of sale limitations of Rule 144. These limitations generally require that any sales made by an affiliate in any three month period not exceed the greater of 1% of the outstanding securities of New Newalta or, if such securities are listed on a United States securities exchange (such as the NYSE or NASDAQ), the average weekly trading volume over the four calendar weeks preceding the placement of the sell order, and that sales be made in unsolicited, open market "brokers' transactions" (as such term is defined in Rule 144) at times when certain information specified by Rule 144 is publicly available with respect to New Newalta.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the securities received upon completion of the Arrangement. **All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.**

Judicial Developments

The Plan of Arrangement will be implemented pursuant to section 193 of the ABCA which provides that, where it is impractical for a corporation to effect an arrangement under any other provisions of the ABCA, a corporation may

apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the ABCA, such an application will be made by Newalta Fund, Newalta Corporation, Newalta Services, Newalta Industrial and New Newalta for approval of the Arrangement. See "*The Arrangement - Details of the Arrangement – Court Approvals – Final Order*" above. Although there have been a number of judicial decisions considering this section and applications to various arrangements, there have not been, to the knowledge of Newalta Fund, any recent significant decisions which would apply in this instance. **Unitholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.**

Experts

Certain legal matters relating to the Arrangement are to be passed upon by Bennett Jones LLP, on behalf of Newalta and New Newalta. The partners and associates of Bennett Jones LLP will hold less than one percent of the outstanding Common Shares upon completion of the Arrangement.

With the exception of Mr. R. Vance Milligan, who is counsel to Bennett Jones LLP, a trustee of Newalta Fund, a director of Newalta Corporation and a director of New Newalta, none of the aforementioned partners and associates, nor any employee of Bennett Jones LLP is or is expected to be elected, appointed or employed as a director, officer or employee of New Newalta or of any associate or affiliate of New Newalta.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Bennett Jones LLP, counsel to Newalta Fund, the following is, as of the date of this Information Circular, a fair and adequate summary of the principal Canadian federal income tax consequences under the Tax Act generally applicable to a Unitholder in respect of the Arrangement who, for the purposes of the Tax Act and at all relevant times, (i) holds the Trust Units as capital property, and (ii) deals at arm's length and is not affiliated with Newalta Fund and New Newalta. The Trust Units will generally constitute capital property to a Unitholder provided the Unitholder does not hold or use its Trust Units in the course of carrying on a business in which the Unitholder buys or sell securities, and did not acquire the Trust Units in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Resident Unitholders who might not otherwise be considered to hold their Trust Units as capital property may, in certain circumstances, be entitled to have the Trust Units and any other "Canadian security" (as defined in the Tax Act), treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Unitholders contemplating making such an election should consult with their own tax advisors.

This summary is not applicable to a Unitholder that is a "financial institution" for the purposes of the "mark-to-market property" rules under the Tax Act, to a Unitholder an interest in which would be a "tax shelter investment" (as defined in the Tax Act), or to a Unitholder who has elected to have the "functional currency" reporting rules under the Tax Act apply.

This summary is based upon the facts set out in the Information Circular, the provisions of the Tax Act and the regulations thereunder ("**Regulations**"), and the current published administrative policies and assessing practices of the Canada Revenue Agency (the "**CRA**") published in writing, in force as of the date hereof. This summary takes into account the Tax Proposals publicly announced by or on behalf of the Minister prior to the date of this Information Circular. No assurance can be given that the Tax Proposals will be enacted as currently proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences and except for the Tax Proposals, does not take into account, or anticipate any change in law, whether by legislative, administrative, or judicial action or decision and does not take into account any provincial, territorial, or foreign tax consequences which may differ significantly from those discussed herein.

Counsel has been advised by Newalta Fund, and has assumed for the purposes of the tax considerations that follow, that at all relevant times, Newalta Fund meets all of the factual conditions to be a "mutual fund trust" for the purposes of the Tax Act.

This summary is of a general nature only and should not be construed as, nor is it intended to be, legal or tax advice or representations to any particular Unitholder. Accordingly, Unitholders should consult with their

own tax advisors with respect to the income tax consequences of the Arrangement having regard to their own particular circumstances.

Unitholders Resident in Canada

The following portion of the summary is generally applicable to a Unitholder that is, at all relevant times and for the purposes of the Tax Act, a Resident (a "**Resident Unitholder**").

Exchange of Trust Units for Common Shares and the Cash Consideration

On July 14, 2008, the Minister released the SIFT Conversion Proposals. The SIFT Conversion Proposals contain a rule which provides for an "automatic rollover" in certain circumstances where trust units are exchanged for shares of a corporation (the "**Exchange Rule**"). The Arrangement has been structured such that the Exchange Rule is not expected to apply if the SIFT Conversion Proposals are enacted as proposed.

Consequently, a Unitholder who exchanges Trust Units for Common Shares and the Cash Consideration as part of the Arrangement will, unless the Unitholder makes a joint election with New Newalta under section 85 of the Tax Act as discussed below, generally realize a capital gain (or capital loss) equal to the amount by which the aggregate of the fair market value of Common Shares and the amount of Cash Consideration received is greater (or less) than the adjusted cost base of the Trust Units so exchanged plus any reasonable costs incurred by the Unitholder in connection with the exchange. In these circumstances, the cost of the Common Shares acquired will be equal to their fair market value. An Eligible Unitholder may be able to defer all or a portion of any capital gain which would otherwise result from the exchange by making a joint election with New Newalta under section 85 of the Tax Act. For a discussion regarding the treatment of capital gains and losses, see "*Taxation of Capital Gains and Losses*" below.

Section 85 Rollover Treatment

Eligible Unitholders will be given the option of electing to have the provisions of section 85 of the Tax Act apply to the exchange of Trust Units for Common Shares and the Cash Consideration pursuant to the Arrangement. If an Eligible Unitholder and New Newalta elect to have section 85 of the Tax Act apply, the effect of making such an election is that the Eligible Unitholder's proceeds of disposition of the Trust Units is deemed to be the amount set forth in the election (the "**Elected Amount**"), subject to the limitations contained in the Tax Act. The Elected Amount cannot exceed the fair market value of the Trust Units disposed of at the time of the exchange nor can it be less than the lesser of the fair market value of the Trust Units and the adjusted cost base of such Trust Units to the Eligible Unitholder at the time of the exchange. A capital gain (or capital loss) will, therefore, be realized to the extent that the Elected Amount is greater (or less) than the adjusted cost base to the Unitholder of the Trust Units exchanged plus any reasonable costs incurred by the Unitholder in connection with the exchange. For a discussion regarding the treatment of capital gains and losses, see "*Taxation of Capital Gains and Losses*" below.

In order to make an election, an Eligible Unitholder must provide to New Newalta two signed copies of the necessary election on or before March 31, 2009, duly completed with the details of the number of Trust Units exchanged, the exchanged Trust Units' adjusted cost base, and the applicable Elected Amount for the purposes of the election. Subject to the election form complying with the provisions of the Tax Act, the form will be executed by New Newalta and forwarded by mail (within 30 days after the receipt thereof by New Newalta) to the CRA with a copy to the Eligible Unitholder.

The relevant tax election form is CRA form T2057 (or if the Eligible Unitholder is a partnership, CRA form T2058). A tax election package, consisting of the relevant tax election forms and a letter of instructions, will be included with the Letter of Transmittal.

New Newalta will make an election under section 85 of the Tax Act only at the Elected Amount selected by an Eligible Unitholder and subject to the limitations set out in the Tax Act. New Newalta will not be responsible for the proper completion of any election. New Newalta agrees to only execute any properly completed election received on or before March 31, 2009 and forward such election by mail within 30 days after the

receipt thereof to the CRA. With the exception of executing and filing the election by New Newalta, compliance with the requirements for a valid election, including selection of the appropriate Elected Amount, will be the sole responsibility of the former Eligible Unitholder making the election. Accordingly, New Newalta will not be responsible or liable for any taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any election in the form prescribed under the Tax Act.

An Eligible Unitholder must ensure that New Newalta has received a duly completed election on or before March 31, 2009 or such Unitholder will not be able to benefit from the rollover provisions of the Tax Act. Accordingly, all Eligible Unitholders who wish to enter into an election with New Newalta should give their immediate attention to this matter. Eligible Unitholders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information in respect of this election (available on the internet at www.cra-arc.gc.ca). Eligible Unitholders wishing to make the election should consult their own tax advisors in respect of whether to make the election and to select the appropriate Elected Amount and in respect of any applicable provincial tax legislation.

Dissenting Unitholders

Pursuant to the Arrangement, a Dissenting Unitholder will be deemed to have transferred the Trust Units held to New Newalta for proceeds of disposition equal to the amount ultimately received by the Dissenting Unitholder. Any amount awarded by a court as interest will be included in income pursuant to the rules contained in the Tax Act. A Dissenting Unitholder will realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition (less the amount of interest) are greater (or less) than the Unitholder's adjusted cost base of the Trust Units plus any reasonable costs incurred by the Unitholder in connection with the disposition. For a discussion regarding the treatment of capital gains and losses, see "*Taxation of Capital Gains and Losses*" below.

Taxation of Capital Gains and Losses

One half of any capital gain realized by a Unitholder on a disposition of Trust Units will be included in the Unitholder's income as a taxable capital gain. Subject to certain specific rules in the Tax Act, one half of any loss realized by a Unitholder on a disposition of Trust Units is an allowable capital loss which can be deducted from any taxable capital gain realized by the Unitholder in the year of disposition. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

A Unitholder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay a refundable tax of 6 $^{2}/_{3}$% on certain investment income, including taxable capital gains.

Alternative Minimum Tax

In the case of a Unitholder that is an individual (including certain trusts), the taxable capital gains resulting from the exchange of Trust Units for Common Shares and the Cash Consideration may increase the Unitholder's liability for alternative minimum tax depending on the Unitholder's particular circumstances. Unitholders to whom the alternative minimum tax rules may be relevant should consult their own tax advisors.

Eligibility for Investment

Subject to the provisions of any particular plan and provided that the Common Shares are listed on the TSX (or other "designated stock exchange" as defined in the Tax Act) at the particular time, the Common Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts.

Unitholders Not Resident in Canada

This portion of the summary is generally applicable to a Unitholder that is, at all relevant times and for the purposes of the Tax Act and any applicable income tax treaty or convention, a Non-Resident (a "**Non-Resident Unitholder**").

Exchange of Trust Units for Common Shares and the Cash Consideration

The exchange of Trust Units for Common Shares and the Cash Consideration will not give rise to any capital gains subject to tax under the Tax Act to a Non-Resident Unitholder unless such Trust Units are "taxable Canadian property" at the effective time of the Arrangement and the Non-Resident Unitholder is not afforded relief under an applicable tax treaty or convention between Canada and the Non-Resident Unitholder's jurisdiction of residence. Trust Units will not be considered taxable Canadian property to a Non-Resident Unitholder unless: (i) the Non-Resident Unitholder holds or uses, or is deemed to hold or use the Trust Units in the course of carrying on business in Canada; (ii) the Trust Units are "designated insurance property" of the Non-Resident Unitholder as defined for the purposes of the Tax Act; (iii) at any time during the 60-month period immediately preceding the disposition of the Trust Units, the Non-Resident Unitholder or persons with whom the Non-Resident Unitholder did not deal at arm's length or any combination thereof, held 25% or more of the issued Trust Units; or (iv) the Newalta Fund is not a mutual fund trust for purposes of the Tax Act on the date of disposition.

Dissenting Unitholders

Dissenting Unitholders will not be subject to tax on any capital gains realized pursuant to the exercise of Dissent Rights unless such Trust Units constitute "taxable Canadian property" for the purposes of the Tax Act and the Unitholder is not afforded relief under an applicable tax treaty or convention between Canada and the Dissenting Unitholder's jurisdiction of residence. Any interest awarded by a court which is paid or credited to a Dissenting Unitholder will not be subject to any Canadian withholding tax provided that such interest is not "participating debt interest", as that term is defined in the Tax Act.

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than certain Canadian federal income tax considerations. Unitholders who are resident in jurisdictions other than Canada should consult their own tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements in such jurisdictions and with respect to tax implications in such jurisdictions of owning Common Shares after the Arrangement. Unitholders should also consult their own tax advisors regarding Canadian federal, provincial or territorial tax considerations of the Arrangement or of holding Common Shares.

INFORMATION CONCERNING NEWALTA

Newalta Fund

Newalta Fund was established pursuant to the Deed of Trust and is governed by the laws of the Province of Alberta. Newalta Fund is an unincorporated open end mutual fund trust. Newalta Fund owns all of the issued and outstanding common shares and notes of Newalta Corporation and Newalta Corporation owns all of the issued and outstanding shares and notes of Newalta Industrial. Newalta Corporation is the corporation resulting from the amalgamation of Newalta Corporation and Newalta Acquisition Corporation, which was effected on March 1, 2003 in connection with a plan of arrangement involving Newalta Fund, Newalta Corporation and Newalta Acquisition Corporation. The head and principal office of Newalta Fund is located at 211 – 11th Avenue S.W., Calgary, Alberta T2R 0C6.

The principal undertaking of Newalta Fund is to hold, through its wholly-owned Subsidiary, Newalta Corporation, the property and assets of Newalta. Newalta Fund's primary assets are currently the common shares and notes of Newalta Corporation. Newalta Fund participates in the cash flow from the business carried on by Newalta Corporation through its ownership of the common shares and notes of Newalta Corporation.

Newalta Fund shall continue for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on January 16, 2003 unless terminated prior to such time in accordance with the terms of the Deed of Trust.

Newalta Corporation

Newalta Corporation was incorporated on July 15, 1980, and was continued under the ABCA on August 31, 1984. On June 4, 1991, two wholly-owned Subsidiaries of Newalta Corporation amalgamated to form Newalta Environmental Services Corporation which then amalgamated with Newalta Corporation and continued under the name Newalta Corporation. On January 1, 2002, Newalta Corporation amalgamated with three of its wholly-owned Subsidiaries and continued under the name Newalta Corporation. On March 1, 2003, pursuant to the terms of a plan of arrangement, Newalta Corporation amalgamated with Newalta Acquisition Corporation. The head office of Newalta Corporation is located at 211 – 11th Avenue S.W., Calgary, Alberta T2R 0C6, and the registered office is located at 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7.

Pursuant to the Arrangement, Newalta Corporation will amalgamate with Newalta Industrial and Newalta Services, with the continuing corporation named "Newalta Corporation". See "*The Arrangement – Details of the Arrangement - Arrangement Steps*".

Newalta Industrial

Newalta Industrial was incorporated on December 22, 2005 pursuant to the laws of the Province of New Brunswick. On January 6, 2006, Newalta Industrial acquired all of the outstanding shares of, and amalgamated with, PSC Industrial Services Canada Inc. On January 12, 2006, Newalta Industrial was continued under the ABCA. The head office of Newalta Industrial is located at 211 – 11th Avenue S.W., Calgary, Alberta T2R 0C6, and the registered office is located at 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7.

Pursuant to the Arrangement, Newalta Industrial will amalgamate with Newalta Corporation and Newalta Services, with the continuing corporation named "Newalta Corporation". See "*The Arrangement – Details of the Arrangement - Arrangement Steps*".

Newalta Services

Newalta Services was incorporated on December 1, 2003 pursuant to the laws of the Province of New Brunswick. On January 12, 2006, Newalta Services was continued under the ABCA. The head office of Newalta Services is located at 211 – 11th Avenue S.W., Calgary, Alberta T2R 0C6, and the registered office is located at 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7.

Pursuant to the Arrangement, Newalta Services will amalgamate with Newalta Corporation and Newalta Industrial, with the continuing corporation named "Newalta Corporation". See "*The Arrangement – Details of the Arrangement - Arrangement Steps*".

Documents Incorporated by Reference

Information in respect of Newalta is incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Newalta Fund at 211 – 11th Avenue S.W., Calgary, Alberta T2R 0C6, Fax No.: (403) 806-7032. In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com. Financial information is provided in Newalta Fund's financial statements and management's discussion and analysis, which are also incorporated herein by reference.

The following documents of Newalta Fund, filed with the various securities commissions or similar authorities in the jurisdictions where Newalta Fund is a reporting issuer, are specifically incorporated by reference into and form an integral part of this Information Circular:

(a) the Annual Information Form;

(b) the management information circular of Newalta Fund dated March 19, 2008 distributed in connection with the annual and special meeting of Unitholders held on May 13, 2008;

(c) the audited consolidated financial statements of Newalta Fund as at and for the years ended December 31, 2007 and 2006, respectively, together with the notes thereto and the auditors' report thereon;

(d) management's discussion and analysis of the financial condition and results of operations of Newalta Fund for the year ended December 31, 2007;

(e) the unaudited comparative consolidated financial statements of Newalta Fund for the three and nine months ended September 30, 2008 together with the notes thereto; and

(f) the Q3 2008 MD&A.

Any documents of the type described in section 11.1 of Form 44-101F1 - *Short Form Prospectus*, filed by Newalta Fund with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to completion of the Arrangement shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Recent Developments

Extension and Amendment of Credit Facility

Newalta Corporation extended the maturity of its $425.0 million Credit Facility to October 12, 2010. As part of this process, $40 million was assigned by a former member of the lending syndicate to two existing and one new member of the syndicate. The funded debt to EBITDA covenant for the balance of 2008 was amended by maintaining the existing 3.00:1 ratio. Commencing in 2009, this covenant will be 2.50:1. Upon the completion of the Arrangement, the covenant will be 3.00:1 for the term of the facility. See "*Sources of Funds – Credit Facility*" in the Q3 2008 MD&A, incorporated by reference herein.

Market for Securities

Trust Units

The Trust Units are listed and posted for trading on the TSX under the symbol "NAL.UN". The following table sets forth the market price ranges and the aggregate volume of trading of the Trust Units on the TSX for the periods indicated:

Period (2008)	High ($)	Low ($)	Close ($)	Volume (Trust Units)
November 1- 10	9.95	8.40	8.75	1,878,119
October	15.00	8.01	8.55	3,336,213
September	17.49	12.20	13.75	4,609,153
August	19.25	17.26	17.50	4,352,982
July	20.10	17.01	19.07	1,579,790
June	21.10	19.87	19.87	1,902,761
May	21.07	19.95	20.26	2,478,897
April	21.04	17.00	20.16	3,292,118
March	18.19	15.80	17.15	2,817,489
February	18.45	16.01	18.13	2,763,969
January	19.84	14.21	16.01	3,161,145

Debentures

The Debentures are listed and posted for trading on the TSX under the symbol "NAL.DB". The following table sets forth the market price ranges and the aggregate volume of trading of the Debentures for the periods indicated:

Period (2008)	High ($)	Low ($)	Close ($)	Volume (Debentures)
November 1- 10	95.00	80.00	93.50	1,470
October	99.00	80.00	89.00	6,670
September	104.00	100.00	100.00	17,170
August	104.00	102.00	102.94	9,990
July	104.00	100.00	102.25	9,210
June	104.25	102.25	103.00	11,710
May	104.00	101.00	104.00	14,060
April	104.00	100.00	103.00	116,260
March	102.50	99.00	100.00	21,920
February	103.00	99.75	102.50	7,060
January	102.00	98.00	101.00	20,570

Distributions to Unitholders

Distributable Cash is calculated by Newalta and approved by the Board of Trustees. Newalta Fund distributes Distributable Cash on or about the 15th day of each calendar month or, if such day does not fall on a Business Day, the next following Business Day of the calendar month to Unitholders of record on the last Business Day of the previous month.

In September 2004, Newalta Fund adopted the DRIP. The DRIP provides eligible Unitholders with the opportunity to reinvest their monthly cash distributions to acquire additional Trust Units at a purchase price equal to 95% of the average market price (defined as the volume weighted average trading price of the Trust Units for the 10 trading days immediately preceding the Distribution Payment Date). No additional commissions, service charges or brokerage fees are charged to a Unitholder in connection with the reinvestment of distributions under the DRIP.

The following distributions have been declared to Unitholders for the periods indicated:

Record Date	Payment Date	Per Trust Unit ($)	Total	
Distributions declared to Date to Unitholders in 2008			**Cash Distributed ($)**	**Trust Units Issued (1)**
January 31, 2008	February 15, 2008	0.185	6,441,818	77,904
February 29, 2008	March 17, 2008	0.185	6,485,852	74,693
March 31, 2008	April 15, 2008	0.185	6,865,988	48,400
April 30, 2008	May 15, 2008	0.185	6,822,952	46,165
May 30, 2008	June 16, 2008	0.185	6,924,673	43,725
June 30, 2008	July 15, 2008	0.185	6,514,176	71,771
July 31, 2008	August 15, 2008	0.185	6,789,144	58,274
August 29, 2008	September 15, 2008	0.185	6,928,406	54,686
September 30, 2008	October 15, 2008	0.185	7,234,211	51,583
October 31, 2008	November 17, 2008	0.185	7,814,043	-(2)
Total distributions declared to Date to Unitholders in 2008		**$1.85**	**68,821,263**	**527,201**

Notes:

(1) Represents Trust Units issued pursuant to the DRIP.

(2) Newalta Fund announced on October 15, 2008 that a monthly distribution of $0.185 per Trust Unit will be paid on November 17, 2008 to Unitholders of record on October 31, 2008. Newalta anticipates distributing $7,814,043 in cash and such number of Trust Units equivalent in value to $396,064 (as determined pursuant to the DRIP immediately prior to the applicable payment date) in connection therewith on the payment date. Such number of Trust Units to be issued by Newalta Fund on November 17, 2008 will be in addition to the total number of Trust Units set forth in the table above.

Newalta Fund is restricted from declaring distributions and distributing cash if Newalta Corporation is in breach of its covenants under the Credit Facility. Newalta Corporation's financial performance as at September 30, 2008 is in excess of the financial ratio covenants under the Credit Facility. See "*Sources of Cash – Credit Facility*" in the Q3 2008 MD&A, incorporated by reference herein.

Legal Proceedings and Regulatory Actions

Newalta is not aware of any material legal proceedings or regulatory actions involving Newalta or their respective property, nor are any such proceedings known by Newalta to be contemplated.

Interest of Management and Others in Material Transactions

Other than as discussed herein, there are no material interests, direct or indirect, of any trustee or director or executive officer of Newalta, or any person or company that beneficially owns, or exercises control or direction over, more than 10% of the outstanding Trust Units, or any known associate or affiliate of any such person, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect Newalta.

Transfer Agents and Registrars

The transfer agent and registrar for the Trust Units and Debentures is Valiant Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario.

Auditors

The auditors of Newalta Fund are Deloitte & Touche LLP, Chartered Accountants, Calgary, Alberta.

Additional Information

Additional information relating to Newalta Fund is available on SEDAR at www.sedar.com. Financial information concerning Newalta Fund is provided in its financial statements for the year ended December 31, 2007 and for the

three and nine month period ended September 30, 2008, respectively, and the accompanying Q3 2008 MD&A, all of which are incorporated herein by reference and can be accessed on SEDAR.

INFORMATION CONCERNING NEW NEWALTA

New Newalta was incorporated on October 29, 2008 pursuant to the provisions of the ABCA for the sole purpose of participating in the Arrangement. New Newalta has not carried on any business or conducted operations since its incorporation other than entering into the Arrangement Agreement. Once the Arrangement has been completed, New Newalta will hold all of the issued and outstanding Trust Units of Newalta Fund. It is presently expected that New Newalta will change its name prior to completion of the Arrangement from "1434518 Alberta Ltd." to such name as the Board of Directors may determine its sole discretion, which name is expected to include the word "Newalta". The head office of New Newalta is located at 211 – 11th Avenue S.W., Calgary, Alberta T2R 0C6, and the registered office is located at 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7.

Upon completion of the Arrangement, New Newalta will become a reporting issuer in Alberta, British Columbia, Manitoba, Ontario and Quebec and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement.

Reference is made to "*Appendix "E" — Information Concerning* New Newalta" for a more detailed description of New Newalta.

RISK FACTORS

Risk factors related to the business of Newalta Fund and its Subsidiaries will continue to apply to New Newalta after the Effective Dates and will not be affected by the Arrangement. If the Arrangement is completed, the business and operations of, and an investment in, New Newalta will be subject to various risk factors set forth under the headings entitled "*Risk Factors*" in this Information Circular, "*Risk Factors Affecting the Business of Newalta*" in the Annual Information Form and "*Business Risks*" in Newalta Fund's Management Discussion and Analysis for the year ended December 31, 2007 and the Q3 2008 MD&A, each of which are incorporated by reference in this Information Circular. Potential Shareholders should consider carefully the information contained herein and in the materials incorporated by reference.

Moreover, the following is a list of certain additional risk factors relating to the Arrangement, the activities of New Newalta and the ownership of Common Shares following the Initial Effective Date which prospective investors should carefully consider before making an investment decision relating to Common Shares.

Risk Factors Relating to the Arrangement

Conditions Precedent and Required Regulatory and Third Party Approvals

The completion of the Arrangement in the form contemplated by the Plan is subject to a number of conditions precedent, some of which are outside the control of Newalta Fund, including, without limitation, receipt of Unitholder approval and regulatory approvals (including approval of the TSX for the substitutional listing of the Common Shares) and approval from the Court. There can be no certainty, nor can Newalta Fund provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied.

Failure to obtain the Final Order on terms acceptable to the Board of Trustees would likely result in the decision being made not to proceed with the Arrangement. If any of the required regulatory and third party approvals cannot be obtained on terms satisfactory to the Board of Trustees or at all, the Plan may have to be amended in order to mitigate against the negative consequence of the failure to obtain any such approval, and accordingly, the benefits available to Unitholders resulting from the Arrangement may be reduced. Alternatively, if the Plan cannot be amended so as to mitigate against the negative consequences of the failure to obtain a required regulatory or third party approval, the Arrangement may not proceed at all. If the Arrangement is not completed, the market price of the Trust Units may be adversely affected.

Dilution of New Newalta Shareholders

New Newalta will be authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series for consideration and on terms and conditions as established by the Board of Directors without the approval of Shareholders. The Shareholders will have no pre-emptive rights in connection with such further issues.

Risk Factors Relating to the Activities of New Newalta and the Ownership of Common Shares

The following is a list of certain risk factors relating to the activities of New Newalta and its affiliates and the ownership of Common Shares following the Effective Dates:

- the uncertainty of future dividend payments by New Newalta and the level thereof as New Newalta's dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, operating cash flow generated by Newalta Corporation and its Subsidiaries, financial requirements for Newalta's operations and the execution of its growth strategy and the satisfaction of solvency tests imposed by the ABCA for the declaration and payment of dividends;

- the level of New Newalta's indebtedness from time to time could impair New Newalta's ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise;

- New Newalta may make future acquisitions or may enter into financings or other transactions involving the issuance of securities of New Newalta which may be dilutive; and

- the inability of New Newalta to manage growth effectively could have a material adverse impact on its business, operations and prospects.

In addition, for a description of risk factors in respect of the structure of Newalta Fund, see pages 29-34 of the Annual Information Form, which is incorporated herein by reference. Unitholders should carefully consider all risk factors set out herein and in the Annual Information Form.

Unitholders are encouraged to obtain independent legal, tax and investment advice in its jurisdiction of residence with respect to this Information Circular, the consequences of the Arrangement and the holding of Trust Units and Common Shares.

OTHER MATTERS TO BE CONSIDERED AT THE MEETING

Approval of the Incentive Option Plan

At the Meeting, Unitholders will be asked to consider, and if thought appropriate, approve the Incentive Option Plan. The full text of the Incentive Option Plan is set out in Appendix "G" to this Information Circular.

The following is a description of the Incentive Option Plan, under which Incentive Options may be granted. The Incentive Option Plan is substantially similar to the Trust Unit Rights Incentive Plan, however, the Incentive Option Plan does not provide for the Grant Price Adjustment Mechanism as set out in the Trust Unit Rights Incentive Plan.

The purpose of the Incentive Option Plan is to:

- develop the interest of the directors, officers, employees and consultants of New Newalta in the growth and development of New Newalta by providing such persons with the opportunity to acquire a proprietary interest in New Newalta;

- attract and retain valuable service providers to New Newalta with a competitive compensation mechanism; and

- align the interests of the directors, officers, employees and consultants of New Newalta with those of Shareholders by devising a compensation mechanism which encourages the prudent maximization of distributions to Shareholders and long-term growth.

Incentive Options may be granted to the directors, officers, employees and consultants of New Newalta or any Subsidiary or affiliate of New Newalta. The Board of Directors or a committee thereof may designate which of the directors, officers, employees and consultants are to be granted Incentive Options.

After the Initial Effective Date, no additional Trust Unit Rights will be granted under the Trust Unit Rights Incentive Plan and the number of Common Shares issuable pursuant to Common Share Rights will be applied against the maximum number of Common Shares issuable to Incentive Options granted pursuant to the Incentive Option Plan.

Subject to the approval of the TSX, the number of Common Shares reserved for issuance pursuant to the Incentive Option Plan, and all other security-based compensation arrangements (including the Amended Trust Unit Rights Incentive Plan), shall not exceed 10% of the total number of Common Shares outstanding. Unitholder approval with respect to all unallocated Incentive Options under the Incentive Option Plan must be sought by New Newalta every three years. The number of Common Shares reserved for issuance pursuant to Incentive Options granted to insiders (as such term is used under the policies of the TSX) under the Incentive Option Plan, and all other security-based compensation arrangements, in the aggregate, shall not exceed 10% of the number of Common Shares then outstanding, the aggregate number of Common Shares issued to insiders pursuant to Incentive Options, within a one year period, shall not exceed 10% of the number of Common Shares outstanding immediately prior to such issuance, calculated on a non-diluted basis and the aggregate of Incentive Options granted to any one Service Provider (as defined in the Incentive Option Plan) shall not exceed 5% of issued and outstanding Common Shares as at the applicable Grant Date (as defined in the Incentive Option Plan). New Newalta also may not issue to any one insider and such insider's associates, within a one year period, a number of Common Shares which would exceed 5% of the number of Common Shares outstanding immediately prior to such issuance, calculated on a non-diluted basis. The number of Common Shares reserved for issuance to any one person may not exceed a majority of Common Shares allocated under the Incentive Option Plan in any one year and the aggregate number of Incentive Options granted in any one year, expressed as a percentage of Common Shares outstanding, shall not exceed 2.5% of the number of Common Shares then outstanding. In addition, the aggregate number of Common Shares reserved for issuance under the Incentive Option Plan to the non-employee directors (as a group), shall not exceed 1% of the total number of Common Shares outstanding immediately prior to such issuance.

The grant price shall be the market price, which is the five-day volume weighted average trading price of the Common Shares traded through the facilities of the TSX, and if not through the TSX, then on such other stock exchange on which the Common Shares then trade.

Unless otherwise determined by the Board of Directors, Incentive Options granted under the Incentive Option Plan may be exercised for a term not exceeding five years from the date of grant. Upon expiration, unexercised Incentive Options become null and void. The Board of Directors shall set the vesting schedule, provided that no Incentive Option may vest immediately upon the grant thereof.

If a holder of Incentive Options who is a director, officer, employee or consultant of New Newalta or of an affiliate or Subsidiary of New Newalta ceases to hold such position by reason of death or long-term disability, all outstanding unvested Incentive Options will immediately terminate other than those Incentive Options that would have vested within one year of such termination date if such termination had not occurred (which rights shall immediately vest). In the event of termination for other than death or long-term disability, all outstanding unvested Incentive Options will, unless otherwise provided, immediately terminate, and any outstanding vested Incentive Options must be exercised at the earlier of 30 days of such termination date or the expiry date for such vested Incentive Options. Incentive Options are not assignable.

In the event of a change of control of New Newalta, all outstanding Incentive Options shall vest and be immediately exercisable and each holder shall have the right to exercise such rights at any time up to and including (but not after) the earlier of 90 days following the change of control and the expiry date of the Incentive Options. A change of control occurs upon the happening of any of the following: (i) the acceptance by Shareholders representing more than 35% of the outstanding Common Shares of any offer for any or all of the Common Shares; (ii) the acquisition, by whatever means, of ownership or control of more than 35% of the outstanding Common Shares (other than pursuant to a bona fide reorganization); (iii) the passing of a resolution by the Board of Directors or the Shareholders to substantially liquidate the assets or rearrange the affairs of New Newalta (other than pursuant to a bona fide reorganization); (iv) the sale by New Newalta of all or substantially all of its assets (other than to an affiliate of New Newalta); (v) individuals who were proposed as nominees to become directors of New Newalta immediately prior to a meeting of Shareholders involving a contest for, or an item of business relating to the election of directors, not constituting a majority of the directors following such election; or (vi) any other event which, in the opinion of the Board of Directors, reasonably constitutes a change of control of New Newalta.

The Incentive Option Plan specifically prohibits financial assistance of any kind being provided to participants for the purpose of exercising any Incentive Options. The Incentive Option Plan does, however, provide for a cashless exercise of Incentive Options, where the holder may elect, at their option, to receive either a cash payment equal to the in-the-money amount or Common Shares issued from treasury equal to the in-the-money amount divided by the five-day volume weighted average trading price of the Common Shares on the TSX.

The Incentive Option Plan specifies which amendments to the plan do not require Shareholder approval, including: (i) those of a "housekeeping" nature; (ii) changes to vesting provisions; and (iii) changes in termination provisions of Incentive Options or the Incentive Option Plan which do not specify extension beyond the original expiry date. The Incentive Option Plan also specifies amendments that require Shareholder approval, such as: (i) amending terms of Incentive Options including the repricing or extension of exercise periods; (ii) changes to eligible participants under the Incentive Option Plan which would broaden insider participation; and (iii) the addition of financial assistance. Subject to the above, the Board of Directors may add to, delete from, alter or otherwise amend the provisions of the Incentive Option Plan or any options granted thereunder or terminate the Incentive Option Plan, provided that no amendment may change the determination of the grant price of the options, increase the maximum number of Common Shares reserved for issuance pursuant to the Incentive Option Plan or, without the consent of the holder, adversely impair, alter or amend any right previously granted.

Approval Requirements

The Incentive Option Plan Resolution must be passed by a majority of not less than one half plus one of the votes cast by Unitholders, other than Newalta or any of its affiliates, present in person or by proxy at the Meeting.

The Board of Trustees recommends that you vote FOR the ordinary resolution to approve and adopt the Incentive Option Plan.

Following is the text of the ordinary resolution to be considered by the Unitholders at the Meeting:

"BE IT RESOLVED that:

1. The adoption by New Newalta of the Incentive Option Plan (the "**Incentive Option Plan**") substantially in the form set out as Appendix "G" to the Management Information Circular and Proxy Statement of Newalta Fund dated November 12, 2008, is hereby approved.

2. The Board of Trustees may revoke this resolution before it is acted upon, without further approval of the Unitholders.

3. Any one or more directors or officers of New Newalta, are hereby authorized to execute and deliver, whether under corporate seal or otherwise, the agreement referred to above and any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform

and do all such other acts and things, as any such director or officer in his discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution."

In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the Trust Units represented thereby in favour of the ordinary resolution approving the Incentive Option Plan.

Approval of the Shareholder Rights Plan

At the Meeting, Unitholders will be asked to consider and, if thought appropriate, pass an ordinary resolution to approve and adopt the Shareholder Rights Plan. If approved, the Shareholder Rights Plan will be implemented on the Initial Effective Date pursuant to the terms of a Shareholder Rights Plan Agreement to be entered into between New Newalta and Valiant Trust Company, as rights agent.

Purpose of the Shareholder Rights Plan

The objectives of the Shareholder Rights Plan are to ensure, to the extent possible, that all Shareholders are treated equally and fairly in connection with any take-over bid or similar proposal to acquire Common Shares.

Take-over bids may be structured in such a way as to be coercive or discriminatory in effect, or may be initiated at a time when it will be difficult for the Board of Directors to prepare an adequate response. Such offers may result in Shareholders receiving unequal or unfair treatment, or not realizing the full or maximum value of their investment in New Newalta.

The Shareholder Rights Plan discourages the making of any such offers by creating the potential of significant dilution to any offeror who does so. This potential is created through the issuance to all Shareholders of contingent rights to acquire additional Common Shares at a significant discount to the then prevailing market prices, which could, in certain circumstances, become exercisable by all Shareholders other than an offeror and its associates, affiliates and joint actors.

An offeror can avoid that potential by making an offer that either: (i) qualifies as a "permitted bid" under the Shareholder Rights Plan, and therefore meets certain specified conditions (including a minimum deposit period of 60 days) which aims to ensure that all Shareholders are treated fairly and equally; or (ii) does not qualify as a "permitted bid" but is negotiated with New Newalta and has been exempted by the Board of Directors from the application of the Shareholder Rights Plan in light of the opportunity to bargain for agreed terms and conditions to the offer that are believed to be in the best interests of Shareholders.

Under current Canadian securities laws, any party wishing to make a formal take-over bid for the Common Shares will be required to leave the offer open for acceptance for at least 35 days. To qualify as a "permitted bid" under the Shareholder Rights Plan, however, a take-over bid must remain open for acceptance for not less than 60 days. The Board of Trustees believes that the statutory minimum period of 35 days may be insufficient for the Board of Directors to: (i) evaluate a take-over bid (particularly if the consideration consists, wholly or in part, of shares or units of another issuer); (ii) explore, develop and pursue alternative transactions that could better maximize Shareholder value; and (iii) make reasoned recommendations to the Shareholders. The additional time afforded under a "permitted bid" is intended to address these concerns by providing the Board of Directors with a greater opportunity to assess the merits of the offer and identify other possible suitors or alternative transactions, and by providing other bidders or proponents of alternative transactions with time to come forward with competing, and potentially superior, proposals.

The Shareholder Rights Plan is not being proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or take-over bid that is known to the management of New Newalta. The adoption of the Shareholder Rights Plan is also not intended as a means to prevent a take-over of New Newalta, to secure the continuance of management or the Board of Directors in their respective offices, or to deter fair offers for the Common Shares.

For a summary of the key terms and conditions of the Shareholder Rights Plan, please see Appendix "H" to the Information Circular. Unitholders are urged to carefully review the summary in its entirety.

Approval Requirements

Unitholder approval of the Shareholder Rights Plan is required under the rules and policies of the TSX. To pass, the Shareholder Rights Plan Resolution must be approved by a simple majority of not less than one half plus one of the votes cast by: (a) the Unitholders; and (b) if applicable, Independent Unitholders (as defined in the Unitholder Rights Plan), present in person or by proxy at the Meeting and in each case other than Newalta or any of its affiliates. Newalta Fund is not currently aware of any Unitholder whose votes will be ineligible to be counted towards the ordinary resolution to approve the Shareholder Rights Plan or any Unitholders which would not qualify as Independent Unitholders.

The Board of Trustees recommends that you vote FOR the ordinary resolution to approve and adopt the Shareholder Rights Plan.

Following is the text of the ordinary resolution to be considered by the Unitholders at the Meeting:

"BE IT RESOLVED that:

1. The adoption by New Newalta of the Shareholder Rights Plan (the "**Shareholder Rights Plan**") substantially as described in the Management Information Circular and Proxy Statement of Newalta Fund dated November 12, 2008, is hereby approved, and New Newalta is hereby authorized to enter into an agreement with Valiant Trust Company (or such other person as may be appropriate in the circumstances), as rights agent, to implement the Shareholder Rights Plan and to issue rights thereunder.

2. The Board of Trustees may revoke this resolution before it is acted upon, without further approval of the Unitholders.

3. Any one or more directors or officers of New Newalta, are hereby authorized to execute and deliver, whether under corporate seal or otherwise, the agreement referred to above and any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution."

In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the Trust Units represented thereby in favour of the ordinary resolution approving and adopting the Shareholder Rights Plan.

GENERAL PROXY MATTERS

This Information Circular is furnished to the Unitholders by the Board of Trustees and by the management of Newalta Corporation in connection with the solicitation of proxies to be voted at the Meeting and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

Solicitation of Proxies

The enclosed proxy is solicited by and on behalf of the Board of Trustees and the management of Newalta Corporation. The persons named in the enclosed proxy form are trustees or senior officers of Newalta Fund. A Unitholder desiring to appoint some other person (who need not be a Unitholder) to represent him or her at the Meeting may do so either by inserting such other person's name in the blank space provided in the proxy form or by completing another proper form of proxy.

To be used at the Meeting, the completed proxy form must be deposited at the offices of Valiant Trust Company, Attention: Proxy Department, Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1 (fax number: 403-233-2857) at least 24 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Solicitation of proxies will be primarily by mail, but some proxies may be solicited personally or by telephone, facsimile transmission or other electronic means by officers and trustees of Newalta Fund or officers, directors or employees of Newalta Corporation at a nominal cost. The cost of solicitation will be borne by Newalta Corporation.

Revocability of Proxies

A Unitholder who has given a proxy may revoke it either by: (a) depositing an instrument in writing (which includes another proper form of proxy with a later date) executed by the Unitholder or by the Unitholder's attorney authorized in writing (i) at the offices of Valiant at any time up to and including the last Business Day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the chair of the Meeting on the day of the Meeting or an adjournment thereof; or (b) attending the Meeting in person and registering with the scrutineers as a Unitholder personally present.

Exercise of Discretion by Proxy Holders

The enclosed proxy form confers discretionary authority upon the persons named therein in respect of amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof. At the time of printing of this Information Circular, neither the Board of Trustees nor the management of Newalta Corporation knows of any amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any such amendment, variation or other matter properly comes before the Meeting, the Trust Units represented by proxies in favour of management will be voted on such matters in accordance with the best judgment of the person voting the proxy.

Record Date

The Trust Unit transfer books of Newalta Fund will not be closed, but the Board of Trustees has fixed November 12, 2008 as the Record Date for the determination of Unitholders entitled to notice of, and to vote, at the Meeting and at any adjournment thereof. Unitholders of record at the close of business on the Record Date are entitled to such notice and to vote at the Meeting.

Persons who are transferees of any Trust Units acquired after the Record Date and who have produced properly endorsed certificates evidencing such ownership or who otherwise establish to the satisfaction of Newalta Corporation ownership thereof and demand, not later than 10 days before the Meeting, or such other time as is acceptable to Newalta Corporation, that their names be included in the list of Unitholders, are entitled to vote at the Meeting. In addition, persons who are Beneficial Unitholders as of the Record Date will be entitled to vote at the Meeting in accordance with the procedures established pursuant to National Instrument 54-101 – *Communication with Beneficial Owners of Securities of a Reporting Issuer* of the Canadian Securities Administrators.

Voting Trust Units and Principal Holders Thereof

Newalta Fund is authorized to issue an unlimited number of Trust Units. As at the Record Date, there were 42,238,075 Trust Units outstanding. Each Trust Unit carries the right to one vote on any matter properly coming before the Meeting.

To the knowledge of the Board of Trustees and management of Newalta Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Trust Units carrying more than 10% of the voting rights attached to all issued and outstanding Trust Units. CDS holds in excess of 10% of the Trust Units for the benefit of its participants.

Appointment of Proxies

The persons named in the enclosed form of proxy are trustees of Newalta Fund. A Unitholder who wishes to appoint some other person to represent such Unitholder at the Meeting may do so by inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy. Such other person need not be a Unitholder of Newalta Fund.

To be valid, proxies must be returned to Valiant Trust Company so as to arrive not later than 10:00 a.m. (Calgary time) on December 16, 2008 or, if the Meeting is adjourned, 24 hours (excluding weekends and holidays) before any reconvened meeting. Proxies may be returned by facsimile to 403-233-2857 or by mail (a) in the enclosed envelope, or (b) in an envelope addressed to Valiant Trust Company, Attention: Proxy Department, Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1.

Procedure and Votes Required

The Interim Order provides that each registered Unitholder at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the Meeting.

Pursuant to the Interim Order:

- each Unit will be entitled to one vote at the Meeting;
- the number of votes required to pass the Arrangement Resolution shall be not less than two thirds of the votes cast by Unitholders, other than Newalta Fund or any affiliate of Newalta Fund, either in person or by proxy, at the Meeting; and
- the quorum at the Meeting shall be two or more holders of at least an aggregate of five percent (5%) of the aggregate number of Units then outstanding being present in person or by proxy at the Meeting. If within 30 minutes from the time fixed for the Meeting a quorum is not present, the Meeting shall be adjourned to such day that is not less than 21 days nor more than 60 days following the day appointed for the Meeting, and to such time and place as may be appointed by the chairman of the Meeting. If at such adjourned meeting a quorum is not present, the Unitholders present in person or by proxy, shall be a quorum for all purposes.

ADDITIONAL INFORMATION

Additional information relating to Newalta Fund is available on SEDAR at www.sedar.com. Financial information in respect of Newalta Fund and its affairs is provided in Newalta Fund's annual audited comparative consolidated financial statements for the year ended December 31, 2007 and unaudited comparative consolidated financial statements for the three and nine month period ended September 30, 2008, respectively, and the Q3 2008 MD&A, incorporated by reference herein. Copies of Newalta Fund's financial statements and related management's discussion and analysis are available upon request from the Corporate Secretary of Newalta Fund at 211 – 11th Avenue S.W., Calgary, Alberta, T2R 0C6, Fax No.: (403) 806-7032.

CIBC WORLD MARKETS' CONSENT

To: The Board of Trustees of Newalta Income Fund:

We refer to the management information circular dated November 12, 2008 (the "**Information Circular**") relating to the plan of arrangement involving Newalta Income Fund ("**Newalta Fund**") and our opinion letter dated November 4, 2008 (the "**Fairness Opinion**") addressed to the Board of Trustees of Newalta Fund (the "**Board of Trustees**") concerning the fairness, from a financial point of view, of the consideration to be received by holders of Newalta Fund's trust units pursuant to Newalta Fund's proposed conversion into a corporation.

We hereby consent to the references to CIBC World Markets Inc. contained in the Information Circular and to the inclusion of the full text of our Fairness Opinion in the Information Circular. In providing our consent, we do not intend or permit that any person other than the Board of Trustees shall rely upon the Fairness Opinion.

(signed) "*CIBC WORLD MARKETS INC.*"

CIBC WORLD MARKETS INC.
Calgary, Canada
November 12, 2008

AUDITORS' CONSENT

We have read the Management Information Circular of Newalta Income Fund ("**Newalta Fund**") dated November 12, 2008 relating to the plan of arrangement involving Newalta Fund, Newalta Corporation, Newalta Industrial Services Inc., Newalta Services Holdings Inc., 1434518 Alberta Ltd. and holders of trust units of Newalta Fund. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Management Information Circular of our report to the unitholders of Newalta Fund on the consolidated balance sheets of Newalta Fund as at December 31, 2007 and 2006 and the consolidated statements of operations and comprehensive income and retained earnings and cash flows for the years then ended. Our report is dated February 29, 2008.

We also consent to the inclusion in the above-mentioned Management Information Circular of our report to the Board of Directors of 1434518 Alberta Ltd. on the balance sheet of 1434518 Alberta Ltd. as at November 12, 2008. Our report is dated November 12, 2008.

(signed) "*DELOITTE & TOUCHE LLP*"
Chartered Accountants
Calgary, Alberta
November 12, 2008

APPENDIX "A"

ARRANGEMENT RESOLUTION

"BE IT RESOLVED THAT:

1. the arrangement under Section 193 of the *Business Corporations Act* (Alberta) (the "**Arrangement**") substantially as set forth in the Plan of Arrangement (the "**Plan of Arrangement**") attached as Schedule One to Appendix "C" to the Information Circular of Newalta Income Fund (the "**Newalta Fund**") dated November 12, 2008 (the "**Information Circular**") and all transactions contemplated thereby, be and are hereby authorized and approved;

2. the arrangement agreement ("**Arrangement Agreement**") dated November 12, 2008 among Newalta Fund, Newalta Corporation, Newalta Industrial Services Inc., Newalta Services Holdings Inc. and 1434518 Alberta Ltd., a copy of which is attached as Appendix "C" to the Information Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by the execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3. notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen's Bench of Alberta, the board of trustees of Newalta Fund may, without further notice to or approval of the holders of Trust Units, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement; and

4. any trustee, director or officer of Newalta Fund or Newalta Corporation is hereby authorized, for and on behalf of Newalta Fund and Newalta Corporation, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action."

APPENDIX "B"

INTERIM ORDER

ACTION NO: 0801-13739

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF Section 193 of the *Business Corporations Act* being Chapter B-9 of the Revised Statutes of Alberta, 2000, as amended;

AND IN THE MATTER OF a proposed Arrangement involving Newalta Income Fund, Newalta Corporation, Newalta Industrial Services Inc., NEWALTA SERVICES HOLDINGS INC., 1434518 ALBERTA LTD. ANd holders of trust units of Newalta Income Fund

BEFORE THE HONOURABLE	)	At the Court House, in the City of Calgary, in the
MADAM JUSTICE B.E.C. ROMAINE	)	Province of Alberta, on Wednesday, the 12th day of
IN CHAMBERS	)	November, 2008.

INTERIM ORDER

UPON the Petition of Newalta Income Fund ("Newalta Fund"), Newalta Corporation, Newalta Industrial Services Inc. and Newalta Services Holdings Inc. (collectively "Newalta") and 1434518 Alberta Ltd. ("New Newalta") pursuant to Section 193 of the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended ("ABCA");

AND UPON reading the said Petition and the Affidavit of Ronald L. Sifton, filed herein;

AND UPON it appearing that notice of this application has been given to the Executive Director of the Alberta Securities Commission ("Executive Director") as required by Subsection 193(a) of the ABCA and that the Executive Director does not intend to appear to make submissions with respect to this application;

AND UPON hearing counsel for Newalta;

AND UPON NOTHING THAT for the purposes of this Order the capitalized terms not defined in this Order shall have the meaning ascribed to them in the draft Information Circular, which is attached as Exhibit "A" to the Affidavit of Ronald L. Sifton sworn November 10, 2008;

IT IS HEREBY ORDERED THAT:

Newalta Fund Unitholders' Meeting

1. Newalta Fund shall convene a special meeting (the "Meeting") of the holders ("Unitholders") of trust units ("Trust Units") of Newalta Fund on or about December 17, 2008, to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") approving a plan of arrangement (the "Arrangement") in respect of Newalta, the Unitholders and New Newalta, as contemplated in the Arrangement. A true copy of the Arrangement in its substantially final form is included as Schedule "One" to Appendix "C" to the Management Information Circular (the "Information Circular") that is Exhibit "A" to the Affidavit of Ronald L. Sifton. The Unitholders may further deal with any other items of business as may be proposed and properly disclosed in the Information Circular.

2. The Meeting shall be called, held and conducted in accordance with the ABCA and the Deed of Trust of Newalta Fund and applicable securities laws, subject to what may be provided hereafter.

Notice of Meeting

3. The only persons entitled to notice of the Meeting shall be the Unitholders of record as of November 12, 2008 (the "Record Date"), the board of trustees and auditors of Newalta Fund, and the Executive Director of the Alberta Securities Commission.

4. At least twenty-one days (exclusive of the day of mailing or delivery but inclusive of the day of the Meeting) prior to the day of the Meeting, Newalta Fund shall send:

(a) the Notice of the Special Meeting of the Unitholders of Newalta Fund;

(b) the Notice of Petition; and

(c) the Information Circular (collectively, the "Meeting Materials");

all in substantially the forms contained in Exhibit "A" to the Affidavit of Ronald L. Sifton, with such amendments as counsel for Newalta Fund may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Order, to the Unitholders of record as of the Record Date, to the board of trustees and auditors of Newalta Fund, and to the Executive Director of the Alberta Securities Commission, by mailing the same by prepaid ordinary mail or by delivering the same by direct courier at the expense of Newalta Fund. Such mailing and delivery shall constitute good and sufficient service of notice of the Petition, the Meeting and the hearing in respect of the Petition. In the case of non-registered Unitholders, service of the Petition, the Meeting and the hearing in respect of the Petition shall be given in accordance with Newalta Fund's obligations under National Instrument 54-101.

5. The Meeting Materials, including the Notice of Petition, shall be deemed to have been received, in the case of mailing, three (3) days after delivery to the post office, and in the case of delivery in person, by courier or by expedited parcel post, upon receipt at the intended recipient's address.

6. Newalta Fund is authorized to adjourn or postpone the Meeting on one or more occasions (whether or not a quorum is present), without the necessity of first convening the Meeting or first obtaining any vote of the Registered Unitholders in respect of the adjournment or postponement. Notice of such adjournment or postponement may be given by such method as Newalta Fund determines is appropriate in the circumstances.

7. Newalta Fund is hereby authorized to make such amendments, revisions or supplements ("Additional Information") to the Meeting Materials as Newalta Fund may determine, and Newalta Fund shall distribute such Additional Information by the method and in the time most reasonably practicable in the circumstances.

8. The accidental omission to give notice of the Meeting to, or the non-receipt of the notice by, one or more of the aforesaid persons, shall not invalidate any resolution passed or proceedings taken at the Meeting.

Conduct of the Meeting

9. The registered Unitholders present in person or represented by proxy at the Meeting shall be the only persons entitled to vote on the Arrangement Resolution. On the Arrangement Resolution, Unitholders as at the Record Date are entitled to one vote for each Trust Unit held.

10. The requisite majority for the approval of the Arrangement Resolution shall be at least 66⅔ percent of the votes cast by Unitholders, other than Newalta or any of its affiliates, either in person or by proxy, at the Meeting.

11. To be valid, proxies must be deposited in the manner described in the Information Circular.

12. An officer or a trustee of Newalta Fund, or failing them, any person to be chosen at the Meeting, shall be the Chair of the Meeting.

13. The quorum required for the Meeting shall be two or more holders of at least an aggregate of five percent (5%) of the aggregate number of Trust Units then outstanding being present in person or by proxy at the Meeting. If within 30 minutes from the time fixed for the Meeting a quorum is not present, the Meeting shall be adjourned to such day that is not less than 21 days nor more than 60 days following the day appointed for the Meeting, to such time and place as may be appointed by the chairman of the Meeting. If at such adjourned meeting a quorum is not present, the Unitholders present in person or by proxy entitled to vote at such meeting if at least two, shall be a quorum for all purposes.

Dissent Rights

14. Registered Unitholders (the "Registered Unitholders") shall have the right to dissent from the Arrangement Resolution in accordance with the provisions of Section 191 of the ABCA, as modified by this Order, and are entitled to be paid the fair value of their Newalta Fund Trust Units in respect of which such right of dissent is exercised, provided that:

(a) notwithstanding Subsection 191(5) of the ABCA, the written objection to the Arrangement Resolution approving the Arrangement referred to in Subsection 191(5) of the ABCA which is required to be sent to Newalta Fund must be received, at or before 4:00 p.m. (Calgary time) five (5) Business Days preceding the Meeting by Newalta Fund in care of its solicitors, Bennett Jones LLP, 4500 Bankers Hall East, 855 - 2nd Street SW, Calgary, Alberta, T2P 4K7, Attention: Laurie A. Goldbach;

(b) a dissenting Unitholder must abstain from voting his or her Trust Units at the Meeting, either in person or represented by proxy, with respect to the Arrangement Resolution;

(c) an Unitholder may not exercise the right of dissent in respect of only a portion of such holder's Trust Units, but may dissent only with respect to all of the Trust Units held by the holder;

(d) an Unitholder exercising such rights of dissent must otherwise comply with the requirements of Section 191 of the ABCA; and

(e) payment of the fair value of Trust Units in respect of which the right of dissent is exercised may be made by New Newalta.

15. Notice to Unitholders of the right of dissent with respect to the Arrangement Resolution and the right to receive, subject to the provisions of this Order and the ABCA, the fair value of their Trust Units shall be good and sufficiently given by including information with respect thereto in the Information Circular.

16. The mailing of the Meeting Materials, in accordance with the provisions of this Order, shall constitute good and sufficient service in respect of this Petition upon all persons who are entitled to receive such notice pursuant to this Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings, and service of the Petition and Affidavit is dispensed with, except for service thereof on the Executive Director of the Alberta Securities Commission.

Final Approval

17. Upon approval of the Arrangement at the Meeting in the manner set forth in this Order, the Petitioners may apply before this Court for approval of the Arrangement, which application (the "Final Application") shall be heard by this Honourable Court at the Calgary Courts Centre, 601 – 5th Street SW, in the City of Calgary, in the Province of Alberta, on December 17, 2008, at 1:30 p.m. (Calgary time) or at such other time as the Court may entertain it.

18. Any Unitholder and any other interested persons may appear on the Final Application provided that such Unitholder or person shall file with this Court and serve on Newalta Fund in care of its solicitors on or before 12:00 noon (Calgary time), on December 10th, 2008, a Notice of Intent to Appear setting out the address for service in respect of such Unitholder or person, and indicating whether such Unitholder or person intends to support or oppose

the Final Application or make submissions thereat, together with any evidence or materials which are to be presented to this Court, such Notice of Intent to Appear to be effected by delivery at the address set forth below:

> Bennett Jones LLP
> 4500 Bankers Hall East
> 855 – 2nd Street SW
> Calgary, Alberta T2P 4K7
> Attention: Laurie A. Goldbach

19. In the event that the Final Application is adjourned, only those persons who have filed and served a Notice of Intent to Appear shall be served with the notice of the adjourned date.

20. Service of notice of this application on any person is hereby dispensed with.

21. Newalta is entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

"Justice B.E.C. Romaine"
J.C.Q.B.A.

ENTERED this 12th day of November, 2008

"V.A. Brandt"
Clerk of the Court

ACTION NO: 0801-13739

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF Section 193 of the *Business Corporations Act* being Chapter B-9 of the Revised Statutes of Alberta, 2000, as amended;

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING NEWALTA INCOME FUND, NEWALTA CORPORATION, NEWALTA INDUSTRIAL SERVICES INC., NEWALTA SERVICES HOLDINGS INC., 1434518 ALBERTA LTD. AND HOLDERS OF TRUST UNITS OF NEWALTA INCOME FUND

INTERIM ORDER

BENNETT JONES LLP
Barristers and Solicitors
Suite 4500, 855 – 2nd Street S.W.
Calgary, AB T2P 4K7

Laurie A. Goldbach
Telephone No.: (403) 298-3614
Fax No.: (403) 265-7219
File No.: 35466-224

APPENDIX "C"

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made the 12th day of November 2008.

AMONG:

NEWALTA INCOME FUND, an unincorporated open-ended trust established pursuant to the laws of Alberta (the "**Fund**")

\- and -

NEWALTA CORPORATION, a corporation amalgamated under the laws of Alberta ("**Newalta**")

\- and -

NEWALTA INDUSTRIAL SERVICES INC., a corporation continued under the laws of Alberta ("**NISI**")

\- and -

NEWALTA SERVICES HOLDINGS INC., a corporation continued under the laws of Alberta ("**NSHI**")

\- and -

1434518 ALBERTA LTD., a corporation incorporated under the laws of Alberta ("**New Newalta**")

WHEREAS the parties wish to propose an arrangement involving the Fund, Newalta, NISI, NSHI, New Newalta and the holders of securities of the Fund in order to reorganize the affairs of the Fund and carry out certain transactions on the basis hereinafter set forth; and

WHEREAS the parties hereto intend to carryout the transactions contemplated herein pursuant to a statutory plan of arrangement under the ABCA (as defined herein);

NOW THEREFORE IN CONSIDERATION of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, the following terms have the following meanings:

(a) "**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**Agreement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(c) "**Arrangement**" means the arrangement pursuant to Section 193 of the ABCA set forth in the Plan of Arrangement and includes any supplement, modification or amendment thereto made in accordance with Section 5.1 of this Agreement;

(d) "**Arrangement Resolution**" means the special resolution to approve the Arrangement to be presented to holders of Trust Units at the Meeting;

(e) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required by the ABCA to be sent to the Registrar after the Final Order has been granted in order to give effect to the Arrangement;

(f) "**Business Day**" means a day, which is not a Saturday, Sunday or statutory holiday, when banks in the place at which any action is required to be taken hereunder are generally open for the transaction of commercial banking business;

(g) "**Certificate**" means the certificates or proofs of filing to be issued by the Registrar pursuant to subsection 193(11) or subsection 193(12) of the ABCA giving effect to the Arrangement;

(h) "**Court**" means the Court of Queen's Bench of Alberta;

(i) "**Debentures**" means the 7% Convertible Unsecured Subordinated Debentures of the Fund;

(j) "**Deed of Trust**" means the Deed of Trust dated January 16, 2003 between the initial Trustees and J. Craig Wilkie, as amended, establishing and governing the activities and affairs of the Fund;

(k) "**Effective Date**" means the date shown on the initial Certificate issued by the Registrar;

(l) "**Final Order**" means the final order of the Court approving the Arrangement pursuant to paragraph 193(9)(a) of the ABCA as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(m) "**Fund**" means Newalta Income Fund, an open-ended trust established pursuant to the laws of Alberta by the Deed of Trust;

(n) "**Information Circular**" means the information circular to be prepared by Newalta on behalf of the Fund and forwarded as part of the proxy solicitation materials to Unitholders in respect of the Meeting;

(o) "**Interim Order**" means the interim order of the Court under Section 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(p) "**Meeting**" means the meeting of Unitholders to be held to consider the Arrangement, and any adjournments thereof;

(q) "**Newalta**" means Newalta Corporation, a corporation amalgamated under the ABCA;

(r) "**New Newalta**" means 1434518 Alberta Ltd., a corporation incorporated under the ABCA;

(s) "**New Newalta Common Shares**" means the common shares in the capital of New Newalta;

(t) "**NISI**" means Newalta Industrial Services Inc., a corporation continued under the ABCA;

(u) "**NSHI**" means Newalta Services Holdings Inc., a corporation continued under the ABCA;

(v) "**Person**" means an individual, partnership, association, body corporate, trust, unincorporated organization, government, regulatory authority, or other entity;

(w) **"Plan of Arrangement"** means the plan of arrangement attached hereto as Schedule One as amended, modified or supplemented from time to time;

(x) **"Registrar"** means the Registrar of Corporations duly appointed under the ABCA;

(y) **"Securities Act"** means the *Securities Act*, R.S.A. 2000, c. S-4, as amended;

(z) **"Subsidiary"** has the meaning ascribed to it in the Securities Act;

(aa) **"Trustees"** means the duly appointed trustees of the Fund;

(bb) **"Trust Units"** means the trust units in the Fund issued by the Fund;

(cc) **"TSX"** means the Toronto Stock Exchange; and

(dd) **"Unitholders"** means the registered holders of Trust Units from time to time.

1.2 **General**

(a) All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

(b) The division of this Agreement into articles, sections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(c) Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and schedules are to articles, sections and schedules of this Agreement.

(d) Schedule One hereto is incorporated into and forms an integral part of this Agreement.

(e) Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing Persons shall include individuals, partnerships, associations, bodies corporate, trusts, unincorporated organizations, governments, regulatory authorities, and other entities.

(f) In the event that any date on which any action required to be taken hereunder by any of the parties hereto is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

(g) This Agreement, together with Schedule One, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof. This Agreement is not intended to confer upon any other Person any rights or remedies hereunder.

(h) This Agreement shall be governed by and construed in accordance with the laws of Alberta and the laws of Canada applicable in Alberta and shall be treated in all respects as an Alberta contract.

ARTICLE 2
THE ARRANGEMENT

2.1 Arrangement

As soon as reasonably practicable, the Fund, Newalta, NISI, NSHI and New Newalta shall apply to the Court pursuant to Section 193 of the ABCA for an order approving the Arrangement and in connection with such application shall:

(a) forthwith file, proceed with and diligently prosecute an application for an Interim Order under Section 193 of the ABCA, providing for, among other things, the calling and holding of the Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution;

(b) subject to obtaining all necessary approvals of the Unitholders as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take the steps necessary to submit the Arrangement to the Court and apply for the Final Order; and

(c) subject to fulfillment of the conditions precedent set forth herein, deliver to the Registrar Articles of Arrangement and such other documents as may be required to give effect to the Arrangement, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order and at the times set out in the Plan of Arrangement without any further act or formality.

ARTICLE 3
COVENANTS

3.1 Covenants of the Fund, Newalta, NISI and NSHI

Each of the Fund, Newalta, NISI and NSHI covenants and agrees that it will:

(a) take, and cause its Subsidiaries to take, all reasonable action necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) apply to the Court, in conjunction with New Newalta, for the Interim Order;

(d) in the case of the Fund, solicit proxies to be voted at the Meeting in favour of the Arrangement Resolution and prepare, in consultation and cooperation with New Newalta, the Information Circular and proxy solicitation materials and any amendments or supplements thereto as required by, and in compliance with, the Interim Order, and applicable corporate and securities laws, and file and distribute the same to the Unitholders in a timely and expeditious manner in all jurisdictions where the same are required to be filed and distributed;

(e) in the case of the Fund, convene the Meeting as ordered by the Interim Order and conduct the Meeting in accordance with the Interim Order and as otherwise required by law;

(f) until the Effective Date, conduct its operations and those of its Subsidiaries in the ordinary and normal course of business and in accordance with applicable laws, generally accepted industry practice and any operating and other agreements applicable to its assets and those of its Subsidiaries;

(g) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(h) subject to the approval of the Arrangement Resolution by the Unitholders, submit the Arrangement to the Court and apply, in conjunction with New Newalta, for the Final Order and diligently prosecute such application and any appeal of the Final Order;

(i) upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar;

(j) carry out the terms of the Final Order to the extent applicable to it;

(k) not, except as specifically contemplated hereunder or in the Plan of Arrangement, merge into or with, or consolidate with, any other Person except a Subsidiary or, except in the ordinary course of business, perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement;

(l) until the Effective Date, except as specifically provided for hereunder and in the Plan of Arrangement, not alter or amend its constating or governing documents or those of its Subsidiaries as the same exist at the date of this Agreement without the prior consent of New Newalta, not to be unreasonably withheld; and

(m) in the case of the Fund, prior to the Effective Date, make application to list the New Newalta Common Shares issuable, and the Debentures assumed, by New Newalta pursuant to the Arrangement on the TSX on a substitutional listing basis.

3.2 **Covenants of New Newalta**

New Newalta covenants and agrees that it will:

(a) take all reasonable action necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) apply to the Court, in conjunction with the Fund, Newalta, NISI and NSHI, for the Interim Order;

(d) until the Effective Date, other than as contemplated herein, in the Plan of Arrangement or in the Information Circular, not carry on any business, enter into any transaction or effect any corporate act whatsoever without the prior consent of the Fund;

(e) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(f) subject to the approval of the Arrangement Resolution by the Unitholders, submit the Arrangement to the Court and apply, in conjunction with the Fund, Newalta, NISI and NSHI, for the Final Order and diligently prosecute such application and any appeal of the Final Order;

(g) upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar;

(h) carry out the terms of the Final Order to the extent applicable to it;

(i) until the Effective Date, except as specifically provided for hereunder or in the Plan of Arrangement, not alter or amend its articles or by-laws as the same exist at the date of this Agreement without the prior consent of the Fund;

(j) prior to the Effective Date, cooperate with the Fund in making the application to list the New Newalta Common Shares issuable, and the Debentures assumed, by New Newalta pursuant to the Arrangement on the TSX on a substitutional listing basis;

(k) reserve and authorize for issuance the New Newalta Common Shares issuable pursuant to the Arrangement, upon the conversion of the Debentures assumed pursuant to the Arrangement and upon the exercise of all incentive securities assumed or adopted on or prior to the Effective Date; and

(l) on the Effective Date, issue the New Newalta Common Shares in exchange for the Trust Units in accordance with the Arrangement.

ARTICLE 4
CONDITIONS PRECEDENT

4.1 Mutual Conditions Precedent

The respective obligations of the Fund, Newalta, NISI, NSHI and New Newalta to complete the transactions contemplated by this Agreement shall be subject to the fulfillment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived collectively by them without prejudice to their right to rely on any other condition:

(a) the Interim Order shall have been granted in form and substance satisfactory to the Fund, Newalta, NISI, NSHI and New Newalta, acting reasonably, not later than November 28, 2008 or such later date as the parties hereto may agree and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(b) the Arrangement Resolution shall have been approved at the Meeting by not less than $66^2/_3$% of the votes by the Unitholders in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(c) the Final Order shall have been granted in form and substance satisfactory to the Fund, Newalta, NISI, NSHI and New Newalta acting reasonably, not later than December 31, 2008 or such later date as the parties may agree;

(d) the Arrangement shall have become effective on or before January 1, 2009 or such later date as the parties may agree;

(e) the Articles of Arrangement and all necessary related documents filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of the Fund, Newalta, NISI, NSHI and New Newalta, acting reasonably and shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(10) of the ABCA;

(f) there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order, which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, or there shall not be in force any order or decree of any such entity that:

(i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii) results in any judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(g) all necessary material third party and regulatory consents, approvals and authorizations with respect to the transactions contemplated hereby shall have been completed or obtained including, without limitation, consents and approvals from Newalta's principal lenders;

(h) there shall not, as of the Effective Date, be Unitholders that hold, in aggregate, in excess of 5% of all Trust Units, that have validly exercised their rights of dissent under the Interim Order;

(i) the approval of the TSX to the conditional substitutional listing of the New Newalta Common Shares to be issued, and the Debentures to be assumed, by New Newalta pursuant to the Arrangement shall have been obtained, subject only to the filing of required documents.

4.2 Additional Conditions to Obligations of the Fund, Newalta, NISI and NSHI

In addition to the conditions contained in Section 4.1, the obligation of the Fund, Newalta, NISI and NSHI to complete the transactions contemplated by this Agreement is subject to the fulfillment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived by them without prejudice to their right to rely on any other condition:

(a) each of the covenants, acts and undertakings of New Newalta to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with; and

(b) the Board of Trustees of the Fund shall not have determined in its sole and absolute discretion that to proceed with the Arrangement would not be in the best interests of the Unitholders.

4.3 Additional Conditions to Obligations of New Newalta

In addition to the conditions contained in Section 4.1, the obligation of New Newalta to complete the transactions contemplated by this Agreement is subject to the fulfillment or satisfaction, on or before the Effective Date, of the following conditions, any of which may be waived by New Newalta without prejudice to its right to rely on any other condition:

(a) each of the covenants, acts and undertakings of the Fund, Newalta, NISI and NSHI to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with;

(b) the Board of Trustees of the Fund shall not have modified or amended, in any respect, their affirmative recommendation that the Unitholders approve the Arrangement; and

(c) prior to the Effective Date, there shall have been no material adverse change in the affairs, operations, financial condition or business of the Fund and its Subsidiaries (on a consolidated basis) from that reflected in the Information Circular.

4.4 Notice and Effect of Failure to Comply with Conditions

If any of the conditions precedents set forth in sections 4.1, 4.2 or 4.3 hereof shall not be complied with or waived by the party or parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement provided that prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the party intending to rely thereon has delivered a written notice to the other party, specifying in reasonable detail all breaches of covenants or other matters which the party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent and the party in breach shall have failed to cure such breach within five (5) Business Days of

receipt of such written notice thereof (except that no cure period shall be provided for a breach which by its nature cannot be cured). More than one such notice may be delivered by a party.

4.5 **Satisfaction of Conditions**

The conditions set out in this Article 4 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 5
AMENDMENT

5.1 **Amendments**

This Agreement may, at any time and from time to time before or after the Meeting, be amended in any respect whatsoever by written agreement of the parties hereto without further notice to or authorization on the part of their respective securityholders, and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the parties hereto;

(b) waive any inaccuracies or modify any representation contained herein or in any document delivered pursuant hereto; and

(c) waive compliance with or modify any of the covenants or conditions herein contained and waive or modify performance of any of the obligations of the parties hereto.

5.2 **Termination**

This Agreement shall be terminated in each of the following circumstances:

(a) if the Arrangement shall not have become effective on or before January 1, 2009 or such later date as may be agreed to by the parties hereto;

(b) by agreement to terminate if executed and delivered by all parties; or

(c) upon any other circumstances hereunder that give rise to a termination of this Agreement by the Fund, Newalta, NISI, NSHI or New Newalta, including as set forth in sections 4.1, 4.2 and 4.3.

ARTICLE 6
NOTICES

6.1 **Notices**

All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be served personally, and in the case of:

(a) the Fund, addressed to:

211 - 11th Avenue S.W.
Calgary, Alberta
T2P 0C6

Attention: Chairman

(b) Newalta, addressed to:

211 - 11th Avenue S.W.
Calgary, Alberta
T2P 0C6

Attention: President

(c) NISI, addressed to:

211 - 11th Avenue S.W.
Calgary, Alberta
T2P 0C6

Attention: President

(d) NSHI, addressed to:

211 - 11th Avenue S.W.
Calgary, Alberta
T2P 0C6

Attention: President

(e) New Newalta, addressed to:

211 - 11th Avenue S.W.
Calgary, Alberta
T2P 0C6

Attention: President

ARTICLE 7
GENERAL

7.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

7.2 Expenses

New Newalta shall pay all expenses in connection with the preparation and execution of this Agreement and the completion of the transactions contemplated hereby or incidental hereto in the event of the successful implementation of the Arrangement pursuant to the terms of this Agreement.

7.3 No Assignment

The parties may not assign their rights or obligations under this Agreement.

7.4 Equitable Remedies

All covenants herein as to enforceability in accordance with the terms of any covenant, agreement or document shall be qualified as to applicable bankruptcy and other laws affecting the enforcement of creditors' rights generally and to the effect that specific performance, being an equitable remedy, may not be ordered.

7.5 **Severability**

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

7.6 **Time of Essence**

Time shall be of the essence.

7.7 **Further Assurances**

Each party hereto shall, from time to time, and at all times hereafter, at the request of any other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

7.8 **Execution in Counterparts**

This Agreement may be executed in identical counterparts, each of which is and is hereby conclusively deemed to be an original and counterparts collectively are to be conclusively deemed one instrument. Delivery of counterparts may be effected by facsimile transmission.

7.9 **Waiver**

No waiver by any party hereto shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

7.10 **Liability of the Fund**

The parties hereto acknowledge that the obligations of the Fund hereunder shall not be personally binding upon any of the Trustees, Newalta (in its capacity as administrator of the Fund) or any holder of Trust Units and that any recourse against the Trustees, the Fund, Newalta (in its capacity as administrator of the Fund) or any holder of Trust Units in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including, without limitation, claims based on negligence or otherwise tortious behavior, shall be limited to, and satisfied only out of, the assets of the Fund.

[Remainder of the Page Left Intentionally Blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

NEWALTA INCOME FUND, by its Administrator, NEWALTA CORPORATION

Per: *"Alan P. Cadotte"*
Name: Alan P. Cadotte
Title: President and Chief Executive Officer

Per: *"Ronald L. Sifton"*
Name: Ronald L. Sifton
Title: Executive Vice President

NEWALTA CORPORATION

Per: *"Alan P. Cadotte"*
Name: Alan P. Cadotte
Title: President and Chief Executive Officer

Per: *"Ronald L. Sifton"*
Name: Ronald L. Sifton
Title: Executive Vice President

NEWALTA INDUSTRIAL SERVICES INC.

Per: *"Alan P. Cadotte"*
Name: Alan P. Cadotte
Title: President and Chief Executive Officer

Per: *"Ronald L. Sifton"*
Name: Ronald L. Sifton
Title: Executive Vice President

NEWALTA SERVICES HOLDINGS INC.

Per: *"Alan P. Cadotte"*
Name: Alan P. Cadotte
Title: President and Chief Executive Officer

Per: *"Ronald L. Sifton"*
Name: Ronald L. Sifton
Title: Executive Vice President

1434518 ALBERTA LTD.

Per: *"Alan P. Cadotte"*
Name: Alan P. Cadotte
Title: President and Chief Executive Officer

Per: *"Ronald L. Sifton"*
Name: Ronald L. Sifton
Title: Executive Vice President

SCHEDULE ONE

To that Arrangement Agreement made the 12th day of November, 2008 between Newalta Income Fund, Newalta Corporation, Newalta Industrial Services Inc. Newalta Services Holdings Inc. and 1434518 Alberta Ltd.

PLAN OF ARRANGEMENT MADE PURSUANT TO SECTION 193 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

ARTICLE 1
INTERPRETATION

1.1 In this Arrangement, the following words shall have the following meanings:

(a) "**ABCA**" means *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**Amalgamation**" means the amalgamation of Newalta, NISI and NSHI pursuant to the provisions of the Arrangement;

(c) "**Arrangement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(d) "**Arrangement Agreement**" means the agreement made as of November 12, 2008 between the Fund, Newalta, NISI, NSHI and New Newalta with respect to the Arrangement and all amendments thereto;

(e) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required by the ABCA to be filed with the Registrar after the Final Order has been made;

(f) "**Business Day**" means a day, which is not a Saturday, Sunday or statutory holiday, when banks in the place at which any action is required to be taken hereunder are generally open for the transaction of commercial banking business;

(g) "**Cash Consideration**" has the meaning ascribed thereto in subparagraph 4.1(c)(ii) hereof;

(h) "**Certificate**" means the certificates or proofs of filing to be issued by the Registrar pursuant to subsection 193(11) or subsection 193(12) of the ABCA giving effect to the Arrangement;

(i) "**Court**" means the Court of Queen's Bench of Alberta;

(j) "**Debentureholders**" means the holders of Debentures from time to time;

(k) "**Debenture Indenture**" means the indenture dated November 16, 2007 between the Fund and Valiant Trust Company creating and governing the terms of the Debentures;

(l) "**Debentures**" means the 7% Convertible Unsecured Subordinated Debentures of the Fund;

(m) **"Deed of Trust"** means the Deed of Trust dated January 16, 2003 between the initial Trustees and J. Craig Wilkie, as amended, establishing and governing the activities and affairs of the Fund;

(n) **"Depositary"** means Valiant Trust Company as the registrar and transfer agent of the Trust Units and, from and after the Initial Effective Date, the New Newalta Common Shares;

(o) **"Dissenting Unitholders"** means registered holders of Trust Units who validly exercise the rights of dissent provided to them under the Interim Order and whose rights of disssent remain valid on the Initial Effective Date;

(p) **"Effective Dates"** means the Initial Effective Date and the Second Effective Date;

(q) **"Encumbrance"** means any encumbrance, lien, charge, security interest, option, privilege or other restriction or right of any kind or nature, and any right or privilege capable of becoming any of the foregoing;

(r) **"Final Order"** means the final order of the Court approving the Arrangement as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(s) **"Fund"** means Newalta Income Fund, an unincorporated open-ended trust established pursuant to the laws of Alberta by the Deed of Trust;

(t) **"Information Circular"** means the information circular to be prepared by Newalta on behalf of the Fund and forwarded as part of the proxy solicitation materials to Unitholders in respect of the Meeting;

(u) **"Initial Effective Date"** means the date shown on the initial Certificate issued by the Registrar;

(v) **"Interim Order"** means the interim order of the Court under Section 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(w) **"Letter of Transmittal"** means the letter of transmittal to be forwarded by the Fund to the Unitholders;

(x) **"Meeting"** means the meeting of Unitholders to be held to consider the Arrangement, and any adjournments thereof;

(y) **"Newalta"** means Newalta Corporation, a corporation amalgamated under the ABCA;

(z) **"Newalta Amalco"** means the corporation resulting from the Amalgamation;

(aa) **"Newalta Amalco Common Shares"** means the common shares in the capital of Newalta Amalco outstanding following completion of the Amalgamation;

(bb) **"Newalta Common Shares"** means the common shares in the capital of Newalta;

(cc) **"New Newalta"** means 1434518 Alberta Ltd., a corporation incorporated pursuant to the ABCA;

(dd) **"New Newalta Common Shares"** means the common shares in the capital of New Newalta;

(ee) **"NISI"** means Newalta Industrial Services Inc., a corporation continued under the ABCA;

(ff) **"NISI Common Shares"** means the common shares in the capital of NISI;

(gg) **"NSHI"** means Newalta Services Holdings Inc., a corporation continued under the ABCA;

(hh) **"NSHI Common Shares"** means the common shares in the capital of NSHI;

(ii) **"Non-Resident"** means a non-resident of Canada within the meaning of the Tax Act;

(jj) **"Plan of Arrangement"** means this Plan of Arrangement as amended or supplemented from time to time;

(kk) **"Record Date"** means 4:30 p.m. (Calgary time) on November 12, 2008;

(ll) **"Registrar"** means the Registrar of Corporations duly appointed under the ABCA;

(mm) **"Rights"** means the Trust Unit Rights exercisable for Trust Units and issued pursuant to the Trust Unit Rights Incentive Plans of the Fund;

(nn) **"Rightsholders"** means the holders of Rights from time to time;

(oo) **"Second Effective Date"** means the date shown on the second Certificate issued by the Registrar;

(pp) **"Tax Act"** means the *Income Tax Act*, R.S.C. 1985, c.1, (5th Supp.), and the *Income Tax Regulations* applicable with respect thereto, as amended from time to time;

(qq) **"Tax Exempt Entity"** means a Person who is not subject to income tax under Part I of the Tax Act;

(rr) **"Trustees"** means the duly appointed trustees of the Fund;

(ss) **"Trust Units"** means the trust units in the capital of the Fund;

(tt) **"TSX"** means the Toronto Stock Exchange;

(uu) **"Unitholders"** means the holders of Trust Units from time to time; and

(vv) **"Weighted Average Trading Price"** shall be determined by dividing (i) the aggregate dollar trading value of all Trust Units sold on the TSX over the five (5) consecutive trading days ending on the third trading day immediately preceding the Initial Effective Date by (ii) the total number of Trust Units sold on such stock exchange during such period.

1.2 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Arrangement.

1.3 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4 Unless the context otherwise requires, words importing the singular number shall include the plural and *vice versa*; words importing any gender shall include all genders; and words importing Persons shall include individuals, partnerships, associations, corporations, trusts, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations or rules promulgated thereunder from time to time in effect.

1.7 Unless otherwise stated all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

ARTICLE 2
PURPOSE AND EFFECT OF THE ARRANGEMENT

2.1 The following is only intended to be a general statement of the purpose of the Arrangement and is qualified in its entirety by the specific provisions of the Arrangement:

> The purpose of the Arrangement is to effect a reorganization and restructuring of the Fund in a manner that provides consistent and equitable treatment among Unitholders, Rightsholders and Debentureholders and maintains the business and goodwill of the Fund in New Newalta as a publicly listed going concern. The reorganization will: (i) result in Unitholders (other than Dissenting Unitholders) becoming holders of New Newalta Common Shares; (ii) provide for New Newalta to become the sole Unitholder of the Fund; (iii) provide for New Newalta to assume all of the obligations of the Fund for and under the Debentures; (iv) provide for the Rights to be converted into options to acquire an equivalent number of New Newalta Common Shares; and (iii) result in Newalta Amalco carrying on the business of Newalta, NISI and NSHI.

2.2 The Arrangement shall be binding upon the Fund, Newalta, NISI, NSHI, New Newalta, the Unitholders, the Rightsholders and the Debentureholders.

2.3 Articles of Arrangement shall be filed with the Registrar with the purpose and intent that none of the provisions of the Arrangement shall become effective unless all of the provisions of the Arrangement shall have become effective. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 4 has become effective on the applicable Effective Dates at the time and in the sequence set out therein.

ARTICLE 3
TAX ELECTIONS

3.1 Each Unitholder who is not a Non-Resident or a Tax Exempt Entity will be permitted to provide New Newalta with the prescribed election form pursuant to subsection 85(1) or 85(2) of the Tax Act (and any provincial equivalent) by complying with the procedure and within the time periods set out in the Information Circular and the Letter of Transmittal. Subject to the foregoing, New Newalta shall sign and file an election form that has been validly submitted to it for this purpose by a Unitholder within thirty (30) days following receipt by it thereof.

ARTICLE 4
ARRANGEMENT

4.1 On the Initial Effective Date, each of the events set out below shall occur and shall be deemed to occur at the following times and in the following order without any further act or formality:

(a) at 11:50 p.m. (Calgary time), the Deed of Trust shall be amended to the extent necessary to facilitate the Arrangement and the implementation of the steps and transactions contemplated herein;

(b) at 11:52 p.m. (Calgary time), New Newalta shall assume all of the covenants and obligations of the Fund for the Debentures in accordance with the terms of the Debenture Indenture, in exchange for the consideration agreed to by New Newalta and the Fund, such that the Debentures shall become valid and binding obligations of New Newalta and the Debenture Indenture shall be amended to the extent necessary to facilitate such assumption;

(c) subject to Section 5.2 below, at 11:55 p.m. (Calgary time), each outstanding Trust Unit held by Unitholders (other than Trust Units held by Dissenting Unitholders) shall, without any further action on behalf of such Unitholders, be transferred to New Newalta (free and clear of any Encumbrances) in exchange for:

  (i) 0.999999 of a New Newalta Common Share; and

  (ii) a cash payment equal to 0.0001% of the Weighted Average Trading Price (the "**Cash Consideration**");

(d) subject to Section 5.2 below, at 11:56 p.m. (Calgary time), each recipient of the Cash Consideration pursuant to subparagraph 4.1(c)(ii) above shall, without any further action on behalf of such recipients, subscribe for 0.000001 New Newalta Common Shares in exchange for a cash payment equal to the Cash Consideration, such that former Unitholders (other than Dissenting Unitholders) shall thereafter hold one New Newalta Common Share for each Trust Unit formerly held;

(e) at 11:57 p.m. (Calgary time), all outstanding Rights shall become options to acquire an equivalent number of New Newalta Common Shares in accordance with their terms and the plans governing such Rights and all agreements representing Rights shall be amended to the extent necessary to facilitate such conversion; and

(f) at 11:58 p.m. (Calgary time), the one (1) New Newalta Common Share issued to the Fund in connection with the incorporation and organization of New Newalta shall be purchased for cancellation by New Newalta for a consideration of $100 per New Newalta Common Share and shall be cancelled.

4.2 At 12:01 a.m. (Calgary time) on the Second Effective Date, Newalta, NISI and NSHI shall be amalgamated to form Newalta Amalco as follows:

(a) the stated capital account maintained for the NISI Common Shares shall be reduced to $1.00 in the aggregate without any corresponding distribution of property to Newalta;

(b) each NISI Common Share, all of which shall then be held by Newalta, shall be and shall be deemed to be cancelled without any repayment of capital;

(c) the stated capital account maintained for the NSHI Common Shares shall be reduced to $1.00 in the aggregate without any corresponding distribution of property to NISI;

(d) each NSHI Common Share, all of which shall then be held by NISI, shall be and shall be deemed to be cancelled without any repayment of capital;

(e) no securities shall be issued by Newalta Amalco in connection with the Amalgamation and, for greater certainty, the Newalta Common Shares issued by Newalta shall survive and continue as the Newalta Amalco Common Shares without amendment;

(f) the name of Newalta Amalco shall be "Newalta Corporation";

(g) the registered office of Newalta Amalco shall be located at 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7;

(h) the Articles of Amalgamation of Newalta Amalco shall be the same as the Articles of Amalgamation of Newalta;

(i) the first directors of Newalta Amalco shall be the Persons whose names and municipality of residence appear below:

Name	Municipality of Residence
Alan P. Cadotte	Calgary, Alberta
Robert M. MacDonald	Calgary, Alberta
R. Vance Milligan	Calgary, Alberta
Felix Pardo	Cambridge, Massachusetts
Richard H. Pinder	Calgary, Alberta
Gordon E. Pridham	Toronto, Ontario
Clayton H. Riddell	Calgary, Alberta
Ronald L. Sifton	Calgary, Alberta
Barry D. Stewart	Calgary, Alberta

Such directors shall hold office until the first annual meeting of Newalta Amalco or until their successors are duly elected or appointed;

(j) the first officers of Newalta Amalco shall be the officers of Newalta;

(k) the by-laws of Newalta Amalco until repealed, amended or altered shall be the by-laws of Newalta;

(l) the property of each of the amalgamating corporations shall continue to be the property of Newalta Amalco;

(m) Newalta Amalco shall continue to be liable for the obligations of each of the amalgamating corporations;

(n) any existing cause of action, claim or liability to prosecution of any of the amalgamating corporation shall be unaffected;

(o) any civil, criminal or administrative action or proceeding pending by or against any of the amalgamating corporations may be continued to be prosecuted by or against Newalta Amalco;

(p) a conviction against, or ruling, order, judgment in favour of or against, any of the amalgamating corporations may be enforced by or against Newalta Amalco; and

(q) the first auditors of Newalta Amalco shall be Deloitte & Touche LLP. The first auditors of Newalta Amalco shall hold office until the first annual meeting of Newalta Amalco following the Amalgamation or until their successors are elected or appointed.

ARTICLE 5
DISSENTING UNITHOLDERS

5.1 Each Unitholder shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. No Unitholder who has voted at the Meeting in favour of the resolution of Unitholders approving the Arrangement shall be entitled to dissent with respect to the Arrangement. A Unitholder may

not exercise the right to dissent in respect of only a portion of such Unitholder's Trust Units, but may dissent only with respect to all of the Trust Units held by the Unitholder.

5.2 Dissenting Unitholders who:

(a) are ultimately entitled to be paid fair value for the Trust Units in respect of which they dissent in accordance with the provisions of the Interim Order, whether by order of a Court (as defined in the ABCA) or by acceptance of an offer made pursuant to such Interim Order, shall be deemed to have transferred such Trust Units to New Newalta on the Initial Effective Date; or

(b) are ultimately not entitled to be paid fair value for the Trust Units in respect of which they dissent, shall not be, or be reinstated as, Unitholders but for purposes of receipt of consideration shall be treated as if they had participated in this Arrangement on the same basis as a non-dissenting holder of Trust Units, and accordingly shall be entitled to receive New Newalta Common Shares and the Cash Consideration on the basis set forth in paragraphs 4.1(c) and (d) of this Plan of Arrangement and shall be deemed to have transferred such Trust Units to New Newalta in exchange for New Newalta Common Shares and the Cash Consideration as of the Initial Effective Date on the same basis as a non-dissenting holder of Trust Units,

but in no case shall New Newalta, Newalta Amalco or the Fund be required to recognize such Dissenting Unitholders as Unitholders of the Fund after the Initial Effective Date.

5.3 The fair value of the Trust Units shall be determined as of the close of business on the Business Day before the day on which the Arrangement is approved by Unitholders at the Meeting.

ARTICLE 6
OUTSTANDING CERTIFICATES

6.1 Subject to Article 5, after the Initial Effective Date, certificates formerly representing Trust Units shall represent only the right to receive the certificates representing New Newalta Common Shares which the former holder of such Trust Units is, subject to Section 6.5, entitled to receive pursuant to Article 4 of this Arrangement, subject to compliance with the requirements set forth in this Article 6.

6.2 All dividends paid with respect to any New Newalta Common Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. The Depositary shall pay and deliver to any such registered holder such dividends and any interest thereon to which such holder is entitled, net of applicable withholding and other taxes, upon delivery of the certificate representing the New Newalta Common Shares issued to such holder in accordance with Section 6.3.

6.3 At the time of mailing the Information Circular which describes the Arrangement, the Fund shall forward to each Unitholder at the address of such holder as it appears on the register of Trust Units on the Record Date, a Letter of Transmittal and instructions for obtaining delivery of the New Newalta Common Shares to such holder pursuant to this Arrangement. A Unitholder may take delivery of such New Newalta Common Shares by delivering the certificates representing such holder's Trust Units to the Depositary at any of the offices indicated in the Letter of Transmittal, accompanied by a duly completed Letter of Transmittal and such other documents as the Depositary may reasonably require. The certificates representing the New Newalta Common Shares issued to such holder shall be registered in such names and, delivered to such addresses as such holder may direct in such Letter of Transmittal, or if requested by the former Unitholder in the Letter of Transmittal, made available at the Depositary for pick-up by the former Unitholder, as soon as practicable after receipt by the Depositary of the required documents.

6.4 Unitholders shall not be entitled to any interest, distribution, premium or other payment on or with respect to the former Trust Units other than the certificates representing the New Newalta Common Shares which they are entitled to receive pursuant to this Arrangement.

6.5 Any certificate formerly representing Trust Units that is not deposited with all other documents as provided in Section 6.3 on the day before the fifth anniversary of the Initial Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Trust Units to receive certificates representing New Newalta Common Shares and/or any cash payments, as the case may be, shall be deemed to be surrendered to New Newalta together with all dividends thereon held for such holder.

6.6 If any certificate which immediately prior to the Initial Effective Date represented an interest in outstanding Trust Units that were transferred pursuant to paragraph 4.1(c) hereof has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the registered holder thereof in the register of Trust Units shall, as a condition precedent to the receipt of any New Newalta Common Shares to be issued to such person, provide to New Newalta and the Fund a bond, in form and substance satisfactory to New Newalta and the Fund, or otherwise indemnify New Newalta and the Fund to their satisfaction, in their sole and absolute discretion, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

ARTICLE 7
PROCESS AND FRACTIONAL NEW NEWALTA COMMON SHARES

7.1 With respect to each Trust Unit to which paragraph 4.1(c) applies:

(a) the Unitholder thereof shall cease to be a holder of such Trust Unit and such Unitholder's name shall be removed from the register of Trust Units with respect to such Trust Units as of the Initial Effective Date; and

(b) New Newalta shall be, and be deemed to be, the transferee of such Trust Units (free and clear of any Encumbrances) and shall be entered in the register of Trust Units as the holder thereof as of the Initial Effective Date.

7.2 With respect to each New Newalta Common Share to which paragraphs 4.1(c) and (d) apply, the former holders of Trust Units shall be entered in the register of New Newalta Common Shares as the holders thereof as of the Initial Effective Date.

7.3 No fractional New Newalta Common Shares shall remain outstanding following the completion of the events set forth in paragraphs 4.1(c) and (d). Where the exchange of Trust Units for New Newalta Common Shares and Cash Consideration pursuant to paragraph 4.1(c) and the subsequent subscription for New Newalta Common Shares in consideration for the Cash Consideration pursuant to paragraph 4.1(d) would otherwise result in a Unitholder being entitled to receive a fraction of a New Newalta Common Shares, such holder shall receive, in lieu any such fractional New Newalta Common Shares, an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (i) such fraction multiplied by (ii) the Weighted Average Trading Price.

ARTICLE 8
AMENDMENTS

8.1 The Fund, Newalta, NISI, NSHI and New Newalta reserve the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Initial Effective Date provided that any such amendment, modification or supplement must be contained in a written document that is: (a) filed

with the Court and, if made following the Meeting, approved by the Court; and (b) communicated to Unitholders in the manner required by the Court (if so required).

8.2 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Fund, Newalta, NISI, NSHI and New Newalta at any time prior to or at the Meeting with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

8.3 Any amendment, modification or supplement to this Plan of Arrangement which is approved by the Court following the Meeting shall be effective only: (a) if it is consented to by the Fund, Newalta, NISI, NSHI and New Newalta; and (b) if required by the Court or applicable law, it is consented to by the Unitholders.

APPENDIX "D"

FAIRNESS OPINION

File No. 82-34834



CIBC World Markets Inc.
9th Floor, Bankers Hall East
855 - 2nd Street S.W.
Calgary, AB T2P 4J7
Tel: (403) 260-0500
Fax: (403) 260-0524

November 4, 2008

The Board of Trustees
of Newalta Income Fund
211-11th Avenue S.W.
Calgary, Alberta T2R 0C6

To the Board of Trustees:

CIBC World Markets Inc. ("CIBC World Markets", "we" or "us") understands that Newalta Income Fund (the "Fund") is proposing to enter into an arrangement agreement (the "Arrangement Agreement") with Newalta Corporation ("Newalta"), Newalta Industrial Services Inc. ("NISI"), Newalta Services Holdings Inc. ("NSHI") and 1434518 Alberta Ltd. ("New Newalta") providing for, among other things, the Fund's conversion to a corporate structure (the "Proposed Conversion").

We understand that:

a) trust unitholders ("Unitholders") of the Fund will receive, for each trust unit (a "Unit") of the Fund held, one common share of New Newalta (the "Consideration") upon completion of the Proposed Conversion;

b) the common shares of New Newalta will be listed for trading on the Toronto Stock Exchange;

c) the Proposed Conversion will be effected by way of a plan of arrangement under Section 193 of the *Business Corporations Act* (Alberta);

d) the completion of the Proposed Conversion will be conditional upon, among other things, approval by at least two-thirds of the votes cast by Unitholders who are present in person or represented by proxy at the special meeting (the "Special Meeting") of such securityholders and the approval of the Court of Queen's Bench of Alberta; and

e) the terms and conditions of the Proposed Conversion will be described in a management information circular of the Fund and related documents (the "Circular") that will be mailed to the Unitholders in connection with the Special Meeting.

Engagement of CIBC World Markets

By letter agreement dated October 6, 2008, (the "Engagement Agreement"), the Fund retained CIBC World Markets to act as financial advisor to the board of trustees (the "Board of Trustees") of the Fund in connection with the Proposed Conversion. Pursuant to the Engagement Agreement, the Fund has requested that we prepare and deliver to the Board of Trustees our written opinion (the "Opinion") as to the fairness, from a financial point of view, of the Consideration to be received by Unitholders pursuant to the Proposed Conversion.

The Fund will pay CIBC World Markets a fee for rendering the Opinion and an additional fee upon completion of the Proposed Conversion. The Fund has also agreed to reimburse CIBC World Markets for its reasonable out-of-pocket expenses and to indemnify CIBC World Markets in respect of certain liabilities that might arise out of our engagement.

Credentials of CIBC World Markets

CIBC World Markets is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC World Markets and the form and content herein have been approved for release by a committee of its managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i) a draft dated October 31, 2008 of the management information circular of the Fund relating to the Proposed Conversion, including the attached draft of the Arrangement Agreement;

ii) the Fund's annual reports, including the comparative audited financial statements and management's discussion and analysis, for the fiscal years ended December 31, 2005, 2006 and 2007;

iii) the Fund's comparative unaudited financial statements and management's discussion and analysis for the quarters ended March 31, 2008, and June 30, 2008;

iv) the Fund's annual information forms for the fiscal years ended December 31, 2005, 2006 and 2007;

v) the Fund's management information circulars for the fiscal years ended December 31, 2005, 2006 and 2007;

vi) certain internal financial, operational, corporate and other information prepared or provided by the management of the Fund, including internal operating and financial budgets and projections (including the "2009-2012 Business Plan" provided October 24, 2008, and the "2009 Budget" dated November 4, 2008);

vii) tax analysis regarding the Fund prepared by management of the Fund;

viii) a memorandum prepared by Bennett Jones LLP, the Fund's legal and tax counsel, dated September 21, 2008, concerning conversion alternatives


CIBC
World Markets

ix) a memorandum prepared by Bennett Jones LLP, the Fund's legal and tax counsel, delivered to the Board of the Trustees on October 21, 2008, concerning legal perspectives on the capital structure of the Fund;

x) certain public information relating to the business, operations, financial performance and stock trading history of the Fund and other selected comparable public companies;

xi) certain reports published by equity research analysts regarding the Fund and other selected comparable public companies;

xii) certain public information regarding the Canadian and U.S. industrial and oilfield services sectors;

xiii) verbal confirmation from the lead of the credit syndicate that the bank covenant will be revised to 3.0x (on the basis of Debt/EBITDA);

xiv) a certificate addressed to us, dated as of the date hereof, from two senior officers of Newalta, the administrator of the Fund, as to the completeness and accuracy of the information upon which our Opinion is based; and

xv) such other information, analysis, investigations and discussions as we considered necessary or appropriate in the circumstances.

In addition, we have participated in discussions with members of the senior management of the Fund regarding its past and current business operations, financial condition and future prospects, the Proposed Conversion, the Arrangement Agreement and related matters. We have also participated in discussions with Bennett Jones LLP, external legal and tax counsel to the Fund, concerning the Proposed Conversion, the Arrangement Agreement and related matters, including the proposed amendments to the *Income Tax Act* (Canada) relating to the rules allowing for the conversion of publicly-traded income trusts into taxable Canadian corporations.

Assumptions and Limitations

Our Opinion is subject to the assumptions, explanations and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of the Fund, Newalta, NISI, NSHI, New Newalta or any of their respective affiliates and our Opinion should not be construed as such, nor have we been requested to solicit, consider or develop any potential alternatives to the Proposed Conversion.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Fund or its affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Fund in connection with preparing this Opinion and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the Fund's audited financial statements and the reports of the auditors thereon.



With respect to the historical financial data, operating and financial forecasts and budgets provided to us concerning the Fund and relied upon in our financial analyses, we have assumed (subject to the exercise of our professional judgment) that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgements of management of the Fund, having regard to the Fund's business, plans, financial condition and prospects.

We have also assumed that all of the representations and warranties contained in the Arrangement Agreement draft dated October 31, 2008 are correct as of the date hereof and that the Proposed Conversion will be completed substantially in accordance with its terms and all applicable laws and that the Circular will disclose all material facts relating to the Proposed Conversion and will satisfy all applicable legal requirements.

The Fund has represented to us, in a certificate of two senior officers of Newalta, the administrator of the Fund, dated the date hereof, among other things, that the information, data and other material (financial or otherwise) provided to us by or on behalf of the Fund, including the written information and discussions concerning the Fund referred to above under the heading "Scope of Review" (collectively, the "Information"), was complete and correct at the date the Information was provided to us and that, since the date of the Information, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Fund or any of its affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Proposed Conversion or the sufficiency of this letter for your purposes.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Fund as they are reflected in the Information and as they were represented to us in our discussions with management of the Fund and its affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Conversion.

The Opinion is being provided to the Board of Trustees for its exclusive use only in considering the Proposed Conversion and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of CIBC World Markets. Our Opinion is not intended to be and does not constitute (i) a recommendation to the Board of Trustees as to whether they should approve the Arrangement Agreement, (ii) a recommendation to any securityholder of the Fund or any of its affiliates as to how to vote at the Special Meeting, or (iii) an opinion on the trading price or value of any securities of the Fund or New Newalta following the announcement or completion of the Proposed Conversion.



The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration to be received by Unitholders pursuant to the Proposed Conversion is fair, from a financial point of view, to Unitholders.

Yours very truly,

CIBC World Markets Inc.

APPENDIX "E"

INFORMATION CONCERNING NEW NEWALTA

NOTICE TO READER

As at the date hereof, New Newalta has not carried on any active business other than executing the Arrangement Agreement. Unless otherwise noted, the disclosure in this Appendix has been prepared assuming that the Arrangement has been completed. New Newalta will be the publicly listed corporation resulting from the reorganization of Newalta Fund's trust structure into a corporation pursuant to the Arrangement. Unless otherwise defined herein, all capitalized words and phrases used in this Appendix have the meaning given to such words and phrases in the "*Glossary of Terms*" or elsewhere in this Information Circular.

FORWARD-LOOKING STATEMENTS

This Appendix contains forward-looking statements. All statements other than statements of historical fact contained in this Appendix are forward-looking statements. Reference is made to *"Forward-Looking Statements"* in this Information Circular for information regarding forward-looking statements. The forward-looking statements contained in this Appendix are expressly qualified in their entirety by the cautionary statements set forth in the body of this Information Circular under *"Forward-Looking Statements"*. The forward-looking statements included in this Appendix "E" are made as of the date of this Information Circular and New Newalta undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws.

CORPORATE STRUCTURE

Name, Address and Incorporation

New Newalta was incorporated on October 29, 2008 pursuant to the provisions of the ABCA. Once the Arrangement has been completed, New Newalta will hold all of the issued and outstanding Trust Units. The head and principal office of New Newalta is located at 211 – 11th Avenue S.W., Calgary, Alberta T2R 0C6 and the registered office is located at 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7.

It is presently expected that New Newalta will change its name prior to completion of the Arrangement from "1434518 Alberta Ltd." to such name as the Board of Directors may determine in its sole discretion, which name is expected to include the word "Newalta".

Intercorporate Relationships

As at the date hereof, New Newalta does not have any Subsidiaries. The following table provides the name, the percentage of voting securities to be owned, directly or indirectly, by New Newalta and the jurisdiction of incorporation, continuance or formation of New Newalta's Subsidiaries immediately after giving effect to the Arrangement. For simplification purposes, this table omits wholly-owned Subsidiaries that are not material.

	Percentage of voting securities (directly or indirectly)	Nature of Entity	Jurisdiction of Incorporation, Continuance or Formation (as applicable)
Newalta Income Fund	100% (Directly)	Trust	Alberta
Newalta Corporation	100% (Indirectly)	Corporation	Alberta

GENERAL DEVELOPMENT OF THE BUSINESS

New Newalta has not carried on any active business since its incorporation other than executing the Arrangement Agreement. If approved, the Arrangement will result in the reorganization of Newalta Fund's trust structure into a corporate structure with New Newalta owning all of the Trust Units. Upon completion of the Arrangement, the former Unitholders will become shareholders of New Newalta. For a detailed description of the historical development of the business of Newalta Fund, see "*Information Respecting Newalta Corporation and Newalta Industrial*" in the Annual Information Form. For a description of the business to be carried on by New Newalta following completion of the Arrangement, see "*Description of the Business*" in this Appendix.

Upon completion of the Arrangement, New Newalta will become a reporting issuer in Alberta, British Columbia, Manitoba, Ontario and Québec and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement.

The TSX has conditionally approved the substitutional listing of the Common Shares issuable pursuant to the Arrangement and the Incentive Option Plan and the substitutional listing of the Debentures and the Common Shares underlying the Debentures, subject to New Newalta fulfilling the requirements of the TSX.

DESCRIPTION OF THE BUSINESS

If approved, the Arrangement will result in the reorganization of Newalta Fund's trust structure into a corporation, New Newalta, that will own all of the Trust Units. Upon completion of the Arrangement, New Newalta and its subsidiaries will carry on the business currently carried on by Newalta. The Board of Directors and management of New Newalta will be comprised of the current members of the Board of Trustees and management of Newalta. For a detailed description of Newalta's business, which will continue to be carried on by New Newalta if the Arrangement is completed, see "*Information Respecting Newalta Corporation and Newalta Industrial*" in the Annual Information Form.

MANAGEMENT'S DISCUSSION AND ANALYSIS

As at the date of this Information Circular, New Newalta has not conducted any business or operations, other than to execute the Arrangement Agreement, and has issued one Common Share to Newalta Fund in connection with its organization.

If the Arrangement is completed, New Newalta will own all of the Trust Units and the business of Newalta will continue to be carried on as before the Effective Dates. New Newalta's financial position, risks and outlook after the Arrangement is completed will be substantially the same as those outlined in the Management's Discussion and Analysis of Newalta Fund and the Annual Information Form incorporated by reference in this Information Circular.

Since the Arrangement does not contemplate a change of control for accounting purposes, the financial statements of New Newalta will reflect the assets and liabilities of Newalta Fund at the respective carrying amounts, however, any change to the interpretation of a change of control for tax purposes could result in a change to the carrying amount of future income tax assets. Changes to the carrying amount of future income tax assets will be charged to future income tax expense and will result in a reduction to shareholders' equity and these changes may be material.

New Newalta has agreed to indemnify its directors and officers, to the extent permitted under corporate law, against costs and damages incurred by the directors and officers as a result of lawsuits or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their services. New Newalta's directors and officers are covered by directors' and officers' liability insurance. No amount has been recorded with respect to the indemnification agreements in New Newalta's audited balance sheet. See the audited balance sheet of New Newalta attached as Schedule "A" to this Appendix.

Readers are encouraged to review Newalta Fund's Management's Discussion and Analysis for the year ended December 31, 2007 and the three and nine month period ended September 30, 2008, which have been filed on

SEDAR at www.sedar.com and which are incorporated by reference in this Information Circular. See "*Risk Factors*" in this Appendix.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of New Newalta consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. The following is a summary of the rights, privileges, restrictions and conditions attaching to the securities of New Newalta which will, upon completion of the Arrangement, comprise the share capital of New Newalta.

Common Shares

Each Common Share entitles the holder to receive notice of and to attend all meetings of the shareholders of New Newalta and to one vote at such meetings. The holders of Common Shares will be, at the discretion of the Board of Directors and subject to applicable legal restrictions, entitled to receive any dividends declared by the Board of Directors on the Common Shares. The holders of Common Shares will be entitled to share equally in any distribution of the assets of New Newalta upon the liquidation, dissolution, bankruptcy or winding-up of New Newalta or other distribution of its assets among its shareholders for the purpose of winding-up its affairs.

Preferred Shares

The preferred shares of New Newalta are issuable in one or more series. The Board of Directors is empowered to fix the number of preferred shares and the rights, privileges, restrictions and conditions to be attached to the preferred shares of each series.

PRO FORMA CONSOLIDATED CAPITALIZATION

The following table sets forth the unaudited pro forma consolidated capitalization of New Newalta as at September 30, 2008, both before and after giving effect to the completion of the Arrangement. See also the balance sheet of New Newalta attached as Schedule "A" to this Appendix and the pro forma financial statements of New Newalta included as Appendix "F" to this Information Circular.

Designation (Authorization)	As at September 30, 2008 before giving effect to the Arrangement[(1)]	As at September 30, 2008 after giving effect to the Arrangement[(1)]
		(amounts in $000s)
Cash	$100	-
Senior Long-Term Debt	-	$260,093 [(2)]
Debentures	-	$115,000 [(3)]
Common Shares (unlimited)	$100 (1 share)	$507,766 (42,238,075 shares)[(3)(4)]
Preferred Shares (unlimited)	-	-

Notes:

(1) Assumes that New Newalta was incorporated on September 30, 2008.

(2) Excludes the estimated expense to be incurred by Newalta Fund in respect of the Arrangement and related matters, expected to be $1.5 million.

(3) In connection with the Arrangement, New Newalta will assume all of the covenants and obligations of Newalta Fund under the Debenture Indenture in respect of the outstanding Debentures. Provided the Arrangement is completed, holders of Debentures will thereafter be entitled to receive Common Shares, rather than Trust Units, on conversion of such Debentures after the Effective Dates, on the same conversion basis as Trust Units were previously issuable on conversion thereof (a conversion rate of approximately 43.4783 Common Shares for each $1,000 principal amount of Debentures converted) subject to adjustment in certain events.

(4) Assumes that the same number of 42,238,075 Trust Units are outstanding on the Initial Effective Date as were outstanding on November 12, 2008. Trust Unit Incentive Rights to acquire Trust Units outstanding at the Initial Effective Date will be amended pursuant to the Arrangement such that the holders thereof will have the right to acquire an equivalent number of Common Shares instead of Trust Units. See "*The Arrangement — Treatment of Trust Unit Incentive Rights*" in this Information Circular. The one Common Share held by Newalta Fund following the incorporation of New Newalta will be purchased for cancellation in connection with the Arrangement.

DIVIDEND RECORD AND POLICY

New Newalta has not declared or paid any dividends since its incorporation and will not declare any dividends prior to completion of the Arrangement.

Upon completion of the Arrangement, New Newalta anticipates paying a quarterly dividend of $0.20 ($0.80 per annum) per Common Share. Provided the Second Effective Date is January 1, 2009, the first quarterly dividend is anticipated to be declared for Shareholders of record on March 31, 2009. It is expected that the dividends will be "eligible dividends" for income tax purposes and thus qualify for the enhanced gross-up and tax credit regime for certain Shareholders.

Notwithstanding the foregoing, the amount of any dividends payable by New Newalta will be at the discretion of the Board of Directors from time to time. The amount may vary depending on, among other things, New Newalta's earnings, financial requirements for Newalta's operations, the satisfaction of solvency tests imposed by the ABCA for the declaration and payment of dividends and other conditions existing from time to time.

PRIOR SALES

Prior to the Initial Effective Date, New Newalta will not issue any securities other than the one Common Share currently held by Newalta Fund. Common Shares will be issued to Unitholders pursuant to the Arrangement in consideration for the transfer of their Trust Units to New Newalta as part of the Arrangement, on the basis of one Common Share for each Trust Unit so transferred.

PRINCIPAL SHAREHOLDERS

As of the date hereof, Newalta Fund is the sole shareholder of New Newalta, holding one Common Share. To the knowledge of the Board of Trustees, no person or company will, following the Arrangement, beneficially own, directly or indirectly, or exercise control and direction over, more than 10% of the voting rights attached to the outstanding Common Shares.

DIRECTORS AND EXECUTIVE OFFICERS

Following the completion of the Arrangement, the Board of Directors and management of New Newalta will be comprised of the current members of the Board of Trustees and management of Newalta Corporation. The following table sets forth the name, municipality of residence, offices held and principal occupation for each of the proposed directors and officers of New Newalta upon completion of the Arrangement. Additional information concerning the proposed directors is included in Newalta Fund's management information circular for its May 13, 2008 annual and special meeting of Unitholders (the "**Fund's Annual Meeting Circular**"), which is incorporated by reference in this Information Circular. The directors of New Newalta shall hold office until the next annual meeting of Shareholders or until their respective successors have been duly elected or appointed.

Name and Position with Newalta Corporation	Principal Occupation During Five Preceding Years	Director of Newalta Corporation Since[1]
Alan P. Cadotte (Age: 58) Calgary, Alberta, Canada *Director, President and CEO*	Officer of Newalta Corporation since January 1993.	November 1992
Robert M. MacDonald[2][4] (Age: 63) Calgary, Alberta, Canada *Director*	Independent Businessman since May 2003. Prior thereto, Director Commercial Banking, Oil & Gas, CIBC World Markets Inc. (investment banking firm) since October 1998.	December 2003
R. Vance Milligan, Q.C.[4][5] (Age: 56) Calgary, Alberta, Canada *Director*	Counsel, Bennett Jones LLP (barristers and solicitors).	March 1994
Felix Pardo[2][5] (Age: 71) Cambridge, Massachusetts, USA *Director*	Independent Businessman since December 2002. Prior thereto, Chairman and Chief Executive Officer of Dyckerhoff Inc. (United States cement producer) since July 1998, prior thereto, President and Chief Executive Officer of Ruhr American Coal Corporation (U.S. coal production, sales and trade company) and Chairman of Newalta from 1992 to March 1998 and, prior thereto, Chairman and Chief Executive Officer of Newalta from 1991 – 1992.	March 1991
R. H. (Dick) Pinder[2][3] (Age: 58) Calgary, Alberta, Canada *Director*	President, Kingsmere Corporate Finance Ltd. (private investment and advisory company).	September 1994
Gordon E. Pridham[3][4] (Age: 53) Toronto, Ontario, Canada *Director*	President, Edgewater Capital Inc. (private investment and advisory company) since 2003. Prior thereto, President and Chief Executive Officer of IPC Securities Corporation (financial planning company) since 2001 and prior thereto, Managing Director of Raymond James Ltd. (financial services company).	June 2004
Clayton H. Riddell[6] (Age: 71) Calgary, Alberta, Canada *Director*	Chairman and Chief Executive Officer, Paramount Resources Ltd. (public oil and gas company).	July 1988
Ronald L. Sifton (Age: 57) Calgary, Alberta, Canada *Director and Executive Vice President*	Officer of Newalta Corporation since July 1984.	July 1984
Barry D. Stewart[3][5] (Age: 66) Calgary, Alberta, Canada *Director and Chair*	Independent Businessman since October 2001. Prior thereto, officer with Suncor Energy Inc. (integrated energy company).	March 2002

Name and Position with Newalta Corporation	Principal Occupation During Five Preceding Years	Director of Newalta Corporation Since[1]
Michael A. Borys (Age: 46) Calgary, Alberta, Canada *Senior VP, Finance and Chief Financial Officer*	Officer of Newalta Corporation since July 2008. Prior thereto, Executive Vice President and Chief Financial Officer of The Brick Group Income Fund and prior thereto, Executive Vice President and Chief Financial Officer of Famous Players.	N/A
Terry P. Donaleshen (Age: 56) Calgary, Alberta, Canada *VP, People, Environment & Safety*	Officer of Newalta Corporation since June 2004. Prior thereto, Director of Human Resources of Newalta Corporation since May 1997.	N/A
Peter A. Dugandzic (Age: 51) Calgary, Alberta, Canada *Executive Vice President*	Officer of Newalta Corporation since 1997. Prior thereto, has held various positions within Newalta Corporation since July 1994.	N/A
James L. McClimans (Age: 61) Calgary, Alberta, Canada *VP, Finance*	Officer of Newalta Corporation since May 2007. Prior thereto has held various positions within Newalta Corporation since November 1995.	N/A
Douglas A. Pecharsky (Age: 44) Calgary, Alberta, Canada *VP, Western Division*	Officer of Newalta Corporation since May 2007. Prior thereto has held various positions within Newalta Corporation since March 1985.	N/A
Harry A. Wells (Age: 55) Port Colborne, Ontario, Canada *VP, Innovation and Technology*	Officer of Newalta Corporation since May 2007. Prior thereto, Vice President, Philip Industrial Services Inc. since August 1997.	N/A
Took Whiteley (Age: 39) Calgary, Alberta, Canada *VP, General Counsel and Corporate Secretary*	Officer of Newalta Corporation since March 2005. Prior thereto, Associate, Bennett Jones LLP (barristers and solicitors).	N/A
J. Craig Wilkie (Age: 51) Calgary, Alberta, Canada *Executive Vice President*	Officer of Newalta Corporation since October 1993.	N/A

Notes:

(1) All Trustees of Newalta Fund are currently also directors of Newalta Corporation.

(2) Messrs. Pinder, MacDonald and Pardo are members of the Audit Committee of Newalta Fund. Newalta Corporation does not have an Audit Committee. Mr. Pinder is the Chair of the Audit Committee.

(3) Messrs. Pridham, Pinder and Stewart are members of the Compensation Committee of Newalta Corporation. Newalta Fund does not have a Compensation Committee. Mr. Pridham is the Chair of the Compensation Committee.

(4) Messrs. Milligan, MacDonald and Pridham are members of the Corporate Governance and Nominating Committee of Newalta Corporation. Newalta Fund does not have a Corporate Governance and Nominating Committee. Mr. Milligan is the Chair of the Corporate Governance and Nominating Committee.

(5) Messrs. Pardo, Milligan and Stewart are members of the Environment, Health and Safety Committee of Newalta Corporation. Newalta Fund does not have an Environment, Health and Safety Committee. Mr. Pardo is the Chair of the Environment, Health and Safety Committee.

(6) Further to a press release of Newalta Fund dated October 6, 2008, it is Mr. Riddell's intention to retire from the Board of Directors at the first annual meeting of shareholders of New Newalta.

Following completion of the Arrangement, the Board of Directors will have four committees: (i) an Audit Committee, (ii) a Corporate Governance and Nominating Committee, (iii) a Compensation Committee, and (iv) an Environment, Health and Safety Committee. Each of such committees will be composed of the same individuals serving as members of the Audit Committee, the Corporate Governance and Nominating Committee, the Compensation Committee and the Environment, Health and Safety Committee of Newalta Fund or Newalta Corporation, as applicable, and those former committees will be disbanded.

As of October 15, 2008, the current trustees and officers of Newalta Fund (being the proposed directors and officers of New Newalta) and their associates, as a group, beneficially own, directly or indirectly, or exercise control and direction over, an aggregate of approximately 4,220,000 Trust Units, representing approximately 10% of the issued and outstanding Trust Units. All of the current officers of Newalta Fund (being the proposed officers of New Newalta) are participants in the Employee Savings Plan of Newalta Corporation and will, between October 15, 2008 and the Initial Effective Date, acquire additional Trust Units pursuant to such plan. Pursuant to the Arrangement, each Trust Unit held on the Initial Effective Date shall be exchanged for one Common Share.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

To date, New Newalta has not carried on any active business and has not completed a fiscal year of operations. No compensation has been paid by New Newalta to its directors or executive officers and none will be paid until after the Arrangement is completed. The proposed directors and executive officers of New Newalta are currently compensated by Newalta Corporation. See "*Compensation of Executive Officers and Directors*" in Newalta Fund's Annual Meeting Circular, which is incorporated by reference in this Information Circular, and "*Other Matters to be Considered at the Meeting – Approval of the Incentive Option Plan*" in this Information Circular.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There exists no indebtedness of the directors or executive officers of New Newalta, or any of their associates, to New Newalta, nor is any indebtedness of any of such persons to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by New Newalta.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of New Newalta, no proposed directors or executive officers of New Newalta: (a) are, as at the date hereof, or have been, within the 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an "Order") that was issued while the proposed nominee was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the proposed nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (b) are, as at the date of this Information Circular, or have been within 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of the insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) have, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed nominee, except for:

- From April to October 1998, Mr. Pardo was President and Chief Executive Officer of Philip Services Corp. ("**Philip**"). Philip underwent financial reorganizations during 2000 and 2003 pursuant to Chapter 11 of the

United States Bankruptcy Code and the *Companies Creditors' Arrangement Act* in Canada while Mr. Pardo was a director of Philip. The first financial reorganization of Philip was completed on April 7, 2000 and the second reorganization on December 31, 2003. Mr. Pardo ceased to be a director of the restructured company on December 31, 2003, the date the company ceased to be a public company. In addition, the shares of Philip were ceased traded in 2000 for failure to file financial statements within the time frame provided by relevant securities legislation, which cease trade order still exists.

- Mr. Pardo was a director of Panaco Inc. until August 2002. Panaco Inc. commenced a Chapter 11 reorganization under the United States Bankruptcy Code in July 2002.

- Following the acquisition by Newalta Corporation of Anadime Corporation in 2001, one of its non-material, wholly-owned and insolvent subsidiaries, Anadime Energy Services, Inc., a California corporation, was placed into bankruptcy in January 2002 under Chapter 7 of United States bankruptcy laws. At the time of this filing, Messrs. Cadotte, Sifton and Dugandzic (senior officers of Newalta Corporation) were officers and directors of this company.

- Mr. Pinder was a director of Kicking Horse Resources Ltd. (Launch Resources Inc. by name change) from August 2003 to December 2003, a corporation which was subject to a cease trade order from June 2002 to October 2003 for failure to file financial statements within the time set out in the relevant securities legislation. In September 2004, Launch Resources Inc. was granted an order from the Court of Queen's Bench of Alberta under the *Companies Creditors' Arrangement Act.*

- Paramount Resources Ltd., a company that Mr. Riddell is the Chairman and Chief Executive Officer of, is, and has been since 1992, the general partner of T.T.Y. Paramount Partnership No. 5 ("**TTY**"), a limited partnership which was an unlisted reporting issuer in certain provinces of Canada. TTY had not carried on active operations since 1984 and had only nominal assets. A cease trade order against TTY was issued by the Commission des valeurs mobilières du Québec (now Autorité des marchés financiers du Québec) in 1999 for failing to file the June 30, 1998 interim financial statements in Québec. The cease trade order was revoked on April 9, 2008. TTY was dissolved on July 21, 2008.

Penalties or Sanctions

To the knowledge of New Newalta, no proposed director or executive officer of New Newalta, nor any personal holding company thereof owned or controlled by them: (i) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the knowledge of New Newalta, in the last ten years, no proposed director or executive officer of New Newalta, nor any personal holding company thereof owned or controlled by them, has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, has become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets or the assets of his or her holding company.

CONFLICTS OF INTEREST

Except as disclosed in this Information Circular, including in this Appendix, no proposed director or senior officer of New Newalta or other insider of New Newalta, nor any associate or affiliate of the foregoing persons, has any existing or potential material conflict of interest with New Newalta or any of its Subsidiaries.

RISK FACTORS

Risk factors related to the business of Newalta Fund and its Subsidiaries will generally continue to apply to New Newalta after the Effective Dates and will not be affected by the Arrangement. In the event the Arrangement is completed, the business and operations of, and an investment in, New Newalta will be subject to various risk factors set forth under the headings entitled "*Risk Factors*" in this Information Circular, "*Risk Factors Affecting the Business of Newalta*" in the Annual Information Form and "*Business Risks*" in Newalta Fund's Management Discussion and Analysis for the year ended December 31, 2007 and the Q3 2008 MD&A, each of which are incorporated by reference in this Information Circular. Potential Shareholders should consider carefully the information contained herein and in the materials incorporated by reference.

LEGAL PROCEEDINGS

Other than the proceedings relating to the approval of the Arrangement, there are no legal proceedings to which New Newalta is a party or in respect of which any of its assets are the subject matter, which is material to New Newalta and New Newalta is not aware of any such proceedings that are contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as discussed herein, there are no material interests, direct or indirect, of directors, executive officers, any Unitholder who beneficially owns, directly or indirectly, or who exercise control or direction over, more than 10% of the outstanding Trust Units or any known associate or affiliate of such persons, in any transaction within the most recently completed financial year or in any proposed transaction which has materially affected or would materially affect New Newalta or any of its subsidiaries.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Auditors

The auditors of New Newalta are Deloitte & Touche LLP, Chartered Accountants, Calgary, Alberta.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Shares will be Valiant Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario.

MATERIAL CONTRACTS

The only contract entered into by New Newalta that materially affects New Newalta, since incorporation or to which New Newalta will become a party on or prior to the Initial Effective Date, that can reasonably be regarded as material to a proposed investor in the Common Shares, other than contracts entered into in the ordinary course of business, is the Arrangement Agreement. A copy of the Arrangement Agreement is attached at Appendix "C" to this Information Circular.

SCHEDULE "A"

AUDITED BALANCE SHEET OF NEW NEWALTA

AUDITORS' REPORT

To the Board of Directors of 1434518 Alberta Ltd:

We have audited the balance sheet of 1434518 Alberta Ltd. (the "Corporation") as at November 12, 2008. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, this financial statement presents fairly, in all material respects, the financial position of the Corporation as at November 12, 2008 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
November 12, 2008

(Signed) "*Deloitte & Touche LLP*"
Chartered Accountants

1434518 ALBERTA LTD.
BALANCE SHEET
As at November 12, 2008

		$
Assets		
Cash		100
Shareholder's equity		
Share capital	note 2	100
Description of the proposed Plan of Arrangement	note 3	

On behalf of the Board:

(Signed) "*Alan P. Cadotte*"
Director

(Signed) "*Ronald L. Sifton*"
Director

1434518 ALBERTA LTD.
NOTES TO THE BALANCE SHEET
As at November 12, 2008

1. Incorporation and basis of presentation

1434518 Alberta Ltd. (the "Corporation") was incorporated under the provisions of the *Business Corporations Act* (Alberta) on October 29, 2008, with one common share issued to Newalta Income Fund (the "Fund") for cash consideration of $100.00. Other than the issuance of the common share, and the execution of an arrangement agreement dated November 12, 2008, there have been no other activities and the Corporation will be inactive until the arrangement is completed. The Corporation was formed to become the ultimate parent in the proposed Arrangement described below (note 3). This balance sheet has been prepared in accordance with Canadian generally accepted accounting principles.

2. Share Capital

Authorized —
An unlimited number of common shares, voting;
An unlimited number of preferred shares, non-voting, non-participating, issuable in series;
Issued —

	$
1 common share	100

3. Description of the proposed Plan of Arrangement

On November 4, 2008, the Board of Trustees of the Fund approved a proposed transaction providing for the reorganization of the Fund's income trust structure into a corporate structure through a Plan of Arrangement (the ''Arrangement''). If the reorganization is approved by holders (the ''Unitholders'') of trust units (the ''Units'') and the Court of Queen's Bench of Alberta, Unitholders will receive, for each Unit held, one common share of the Corporation on the effective date of the Arrangement. As a result of the Arrangement, the consolidated financial statements of the Corporation will reflect the assets and liabilities of the Fund at the respective carrying amounts. Any change in the future income tax balance due to a change in tax status will be charged to income tax expense on the effective date of the exchange.

4. Contingency

The Corporation has agreed to indemnify its directors and officers, to the extent permitted under corporate law, against costs and damages incurred by the directors and officers as a result of lawsuits or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their services. The Corporation's directors and officers are covered by directors' and officers' liability insurance. No amount has been recorded in this financial statement with respect to the indemnification agreements.

APPENDIX "F"

PRO FORMA FINANCIAL STATEMENTS OF NEW NEWALTA

1434518 ALBERTA LTD.
Pro Forma Consolidated Balance Sheet as at September 30, 2008
(Unaudited) ($000s)

ASSETS	Newalta Income Fund	Note 2	Pro Forma Adjustments	1434518 Alberta Ltd.
Current assets				
Accounts receivable	$ 138,933		$ -	$ 138,933
Inventories	31,270		-	31,270
Prepaid expenses and other	6,669		-	6,669
	176,872		-	176,872
Note Receivable	1,246		-	1,246
Capital Assets	694,599		-	694,599
Intangible assets	64,459		-	64,459
Goodwill	103,597		-	103,597
	1,040,773		-	1,040,773
LIABILITIES				
Current liabilities				
Accounts payable	86,255	b	1,500	87,755
Distributions payable	7,804		-	7,804
	94,059		1,500	95,559
Senior long-term debt	260,093		-	260,093
Convertible debentures – dept portion	109,121		-	109,121
Future income taxes	43,053	c	(2,642)	40,411
Asset retirement obligations	20,843		-	20,843
	527,169		(1,142)	526,027
UNITHOLDERS' EQUITY				
Share capital	-	a	507,766	507,766
Unitholders' capital	507,766	a	(507,766)	-
Convertible debentures – equity portion	1,850		-	1,850
Contributed surplus	959		-	959
Retained earnings	3,029	b	(1,100)	4,171
		c	2,242	
	513,604		1,142	514,746
	1,040,773		-	1,040,773

1434518 ALBERTA LTD.
Notes to the Pro Forma Consolidated Balance Sheet
(Unaudited)

1. Basis of presentation

On November 4, 2008, the Board of Trustees of Newalta Income Fund (the "Fund") approved a proposed transaction providing for the reorganization of the Fund's income trust structure into a corporate structure. The conversion will be completed by way of a plan of arrangement under the *Business Corporations Act* (Alberta) (the "Arrangement"). Pursuant to the Arrangement, holders of trust units of the Fund will receive one common share of the Corporation for each one trust unit of the Fund held. Upon completion of the Arrangement, the Corporation will hold all the assets previously held, directly and indirectly, by the Fund.

The accompanying unaudited pro forma consolidated balance sheet has been prepared by management of the Fund in accordance with Canadian generally accepted accounting principles using the same accounting policies disclosed in the Fund's unaudited consolidated financial statements at September 30, 2008. In the opinion of management of the Fund, the unaudited pro forma consolidated balance sheet includes all adjustments necessary for the fair presentation of the reorganization transaction in accordance with Canadian generally accepted accounting principles.

The unaudited pro forma consolidated balance sheet as at September 30, 2008 is based on the unaudited consolidated balance sheet of the Fund as at September 30, 2008.

It is the recommendation of management that this pro forma balance sheet be read in conjunction with the financial statements and the related notes thereto referred to above and the Management Information Circular dated November 12, 2008.

2. Pro Forma Adjustments

The unaudited pro forma consolidated balance sheet as at September 30, 2008 gives effect to the following transactions and adjustments as if they had occurred on September 30, 2008:

a. Completion of the reorganization whereby holders of Trust Units of the Fund receive a corresponding number of common shares of 1434518 Alberta Ltd.

b. Costs incurred in connection with the reorganization, including legal, advisory fees and other costs of $1.5 million ($1.1 million net of tax) accrued in accounts payable and deducted from retained earnings.

c. Recognition of a future tax asset for the equity issuance costs recorded at the Fund.

3. Pro Forma Statements of Operations

Pro forma statements of operations have not been provided as 1434518 Alberta Ltd. had no operations prior to the transaction. The pro forma statements of operations would be the same as the historical results presented on the Fund's historical statements of operations for the nine-months ended September 30, 2008 and the year ended December 31, 2007 with the exception of income taxes relating to the post-arrangement income tax structure. These income tax adjustments were not provided as they would involve assumptions that are not objectively determinable. 1434518 Alberta Ltd. post-arrangement will be subject to normal corporate income tax.

APPENDIX "G"

INCENTIVE OPTION PLAN

This document sets out the terms and conditions of the Incentive Option Plan (the "Plan") of 1434518 Alberta Ltd. (the "Corporation") dated December 31, 2008.

Purpose of the Plan

1. The purpose of the Plan is to provide an effective long term incentive for the directors, officers, employees and direct and indirect service providers (collectively, the "Service Providers") of the Corporation and its subsidiaries and affiliates (collectively, the "Newalta Group") from time to time. A Service Provider will be eligible to participate under the Plan notwithstanding services are being provided indirectly by such person through a management agreement or other arrangement with the Newalta Group.

Shares Subject to the Plan

2. The number of common shares of the Corporation (the "Shares") reserved for issuance pursuant to the exercise of incentive options granted under the Plan (the "Incentive Options") and pursuant to all other security-based compensation arrangements of the Newalta Group shall, in the aggregate, equal 10% of the number of Shares then issued and outstanding. The number of Shares reserved for issuance upon the exercise of Incentive Options may be amended subject to the policies and approval of the Toronto Stock Exchange (the "TSX") and the approval of the holders of Shares ("Shareholders") by way of ordinary resolution at a meeting of the Shareholders. Any Shares, the Incentive Options in respect of which have expired or terminated for any reason without having been exercised in full, shall be available for grant pursuant to subsequent Incentive Options.

3. If any rights to acquire Shares granted under any other security-based compensation arrangements of the Corporation, shall expire or terminate for any reason without having been exercised in full, any unpurchased Shares to which such security relates shall be available for the purposes of the granting of Incentive Options under this Plan.

Administration, Eligibility and Limitation of Issuances

4. The Plan shall be administered by the board of directors of the Corporation (the "Board") or a committee of the Board which shall, from time to time, at its sole discretion, subject to the Plan, determine the Service Providers who shall participate under the Plan, the number of Incentive Options to be granted to such Service Providers and the terms of vesting of such Incentive Options; provided, however, that: (a) the aggregate number of Incentive Options granted to any one Service Provider shall not exceed five percent (5%) of the issued and outstanding Shares at the date of grant of such Incentive Options (the "Grant Date"), calculated on a non-diluted basis; (b) the aggregate number of Shares which may be reserved for issuance to "insiders" (as such term is referred to in the policies of the TSX), under the Plan and all other security-based compensation arrangements of the Newalta Group shall not, in the aggregate, exceed ten percent (10%) of the issued and outstanding Shares at the date of grant, calculated on a non-diluted basis; (c) during any one-year period, the Corporation shall not issue to such insiders, under the Plan and all other security-based compensation arrangements of the Newalta Group, in the aggregate, a number of Shares exceeding ten percent (10%) of the issued and outstanding Shares, calculated on a non-diluted basis; (d) during any one-year period, the Corporation shall not issue to any one insider and such insider's associates, a number of Shares exceeding five percent (5%) of the outstanding Shares, calculated on a non-diluted basis; (e) the number of Shares reserved for issuance to any one person may not exceed a majority of Shares allocated under the Plan; and (f) the aggregate number of Incentive Options granted in any given year, expressed as a percentage of Shares then issued and outstanding, shall not exceed two and one-half percent (2.5%) of the number of Shares then issued and outstanding.

5. In addition to the foregoing restrictions, no Incentive Option may be granted to non-employee directors of the Newalta Group, as applicable, if the granting of such Incentive Option could result, at any time, in the issuance to such persons (as a group) of a number of Shares exceeding 1% of the number of Shares then issued and outstanding immediately prior to such issuance.

Undisclosed Material Information

6. Notwithstanding any other provision of the Plan, the Corporation shall not, subject to the policies of the TSX, grant any Incentive Options or set Grant Prices (as hereinafter defined) during any period of time where management of the Newalta Group is aware of material information that has not been disclosed to the public.

Grant Agreement

7. Each grant of an Incentive Option to a Service Provider will be set forth in a grant agreement containing the applicable terms and conditions required in the Plan and such other terms and conditions, including, but not limited to, statutory withholdings, if applicable, not inconsistent with the Plan as the Corporation, in its sole discretion, may deem appropriate.

Term

8. Incentive Options granted under the Plan may be exercised during a period (the "Exercise Period") not exceeding five (5) years from the Grant Date, subject to such terms of vesting as the Corporation may determine, in accordance with the Plan. At the expiration of the Exercise Period (the "Expiry Date"), any Incentive Options which have not been exercised shall expire and become null and void. Notwithstanding the generality of the foregoing, the Corporation shall not, at any time, extend the Exercise Period where such extension would be for the sole benefit of insiders of the Newalta Group.

Vesting of Incentive Options

9. Incentive Options granted under the Plan may be exercised on the basis and schedule to be determined by the Corporation at the Grant Date, provided that the Corporation shall not permit the vesting of any Incentive Options to occur immediately upon the grant thereof.

Grant Price

10. Subject to adjustment pursuant to the terms of the Plan, the grant price per Option granted hereunder (the "Grant Price") shall be equal to the five-day volume weighted average trading price of the Shares traded through the facilities of the TSX (the "Market Price") on the trading days immediately preceding the Grant Date. In the event the Shares are not traded through the facilities of the TSX, the Grant Price shall be equal to the five-day volume weighted average trading price of the Shares on such other stock exchange as the Shares may then be traded on the trading day immediately preceding the Grant Date. In the event the Shares are not traded on any stock exchange, the Grant Price shall be equal to an amount determined by the Corporation in its sole discretion, acting reasonably, based upon such information as may from time to time be available to the Corporation indicating a valuation of the Shares.

Restriction on Repricing of Incentive Options

11. The Corporation shall not, without obtaining the applicable regulatory and Shareholder approval, at any time reduce the Grant Price applicable to any Incentive Options granted to any Holder.

Method of Exercise

12. Incentive Options granted hereunder shall be exercisable by, at the option of the holder of such Incentive Options (the "Holder"), either:

    (a) the Holder delivering written notice to the Corporation specifying the number of Incentive Options being exercised and the Grant Price accompanied by payment in full by cash, certified cheque or money order of the Grant Price, for the number of Incentive Options for which such exercise is made; or

    (b) the Holder delivering written notice to the Corporation specifying the number of Incentive Options being exercised in exchange for a payment by the Corporation of:

        (i) a cash amount per Share being the subject of such Option equal to the difference (if positive) between the Market Price of the Shares on the TSX on the trading days immediately prior to the date of such exercise and the Grant Price of the Incentive Options; or

        (ii) in lieu of such cash payment specified in Section 12(b) (i) hereof, such whole number of Shares as may be issuable by the Corporation at the Market Price on the trading days immediately prior to the date of such exercise, provided that no fractional Shares shall be deliverable hereunder and where any such fractional entitlement may exist, the number of Shares issuable by the Corporation shall, in all cases, be rounded down to the nearest whole number of Shares.

    The Corporation has the sole discretion to consent to or disapprove of the election of the Holder set forth in Section 12(b)(i) hereof. If the Corporation disapproves of such election, the Holder may (i) exercise the Option under Section 12(a) or Section 12(b)(ii) hereof; or (ii) retract the request to exercise such Option. The calculation of the Grant Price shall be ratified and confirmed by the Chief Financial Officer of the Corporation. Upon receipt of such notice made in accordance with the terms and conditions of the Plan, the Corporation shall cause to be issued and delivered to such Holder either a cheque or certificate representing the Shares, if any, for which such Incentive Options have been exercised.

13. As soon as reasonably practicable after the Corporation receives the notice described in Section 12 hereof; (i) the Shares, if any, being the subject thereof shall be allotted and issued to the Holder from treasury as fully paid and non-assessable provided that the Corporation shall have, if applicable, then received from the Holder payment in full of the Grant Price for the Shares to be purchased; and (ii) if applicable, the Corporation shall make the cash payment prescribed for in Section 12(b)(i) hereof to the Holder, net of source deductions as may be required by law, by certified cheque, bank draft, money order or other similar means of payment.

Restriction on Financial Assistance

14. Unless as may otherwise be permitted under the policies of the TSX, no Holder shall be entitled to, offered or provided by the Corporation any financial assistance of any kind for the purpose of exercising any Incentive Options granted pursuant to the Plan.

Early Termination of Incentive Options

15. If a Holder who is a director, officer, employee or consultant of the Corporation ceases to be a director, officer, employee or consultant of the Corporation prior to the Expiry Date:

    (a) by reason of the death or long term disability (as reasonably determined by the Corporation) of such Holder, then all outstanding unvested Incentive Options granted to such Holder shall immediately and automatically terminate other than those Incentive Options which would have

vested within the one year period following the date of such termination if such termination had not occurred, which Incentive Options shall for this purpose be deemed to be vested upon such termination. Only the Holder or the person or persons to who the Holder's rights under the Incentive Options pass by the Holder's will or applicable law shall have the right to exercise part or all of the Holder's outstanding and vested Incentive Options at any time up to and including (but not after) the earlier of: (i) the date which is one (1) year following the date of death or long term disability of such Holder; or (ii) the Expiry Date of the Incentive Option; and

(b) for any reason, other than as provided in Section 15(a) hereof, then all outstanding unvested Incentive Options granted to such Holder shall, unless otherwise provided, immediately and automatically terminate. Such Holder shall have the right to exercise part or all of his or her outstanding vested Incentive Options at any time up to and including (but not after) the earlier of: (i) the date which is thirty (30) days following the date of such termination, resignation or cessation of employment; and (ii) the Expiry Date of the vested Incentive Options.

16. Subject to Section 15, if the relationship of the Holder with the Corporation is terminated for any reason prior to the Expiry Date, whether or not such termination is with or without notice, adequate notice or legal notice or is with or without legal or just cause, the Holder's rights shall be strictly limited to those provided for in this Section 16, or as otherwise provided in the applicable grant agreement between the Holder and the Corporation. Unless otherwise specifically provided in writing, the Holder shall have no claim to or in respect of any Incentive Options which may have or would have vested had due notice of termination of employment been given nor shall the Holder have any entitlement to damages or other compensation or any claim for wrongful termination or dismissal in respect of any Incentive Options or loss of profit or opportunity which may have or would have vested or accrued to the Holder if such wrongful termination or dismissal had not occurred or if due notice of termination had been given. This provision shall be without prejudice to the Holder's rights to seek compensation for lost employment income or lost employment benefits (other than those accruing under or in respect of the Plan or any Incentive Option) in the event of any alleged wrongful termination or dismissal.

Adjustments

17. In the event of any change, subdivision, consolidation, reorganization or reclassification of the Shares or in respect of the affairs of the Corporation, or other relevant changes in the Shares or the economic environment in which the Shares are traded, the Board shall make such adjustments or changes as it sees fit to the number of Incentive Options and to the Grant Price and shall effect such other changes, amendments or adjustments to the Plan as may be required or desirable in light of such changes in the Shares or the Corporation's affairs, all with a view to maintaining the overall rights and benefits of the Holders as nearly as may be practicable in the circumstances

Change of Control

18. Notwithstanding any other provisions of the Plan, in the event of a change of control of the Corporation all outstanding Incentive Options granted hereunder shall vest and be immediately exercisable and each Holder thereof shall have the right to exercise part or all of the Incentive Options granted to him or her hereunder at any time up to and including (but not after) the earlier of: (i) the date which is ninety (90) days following the date of such sale or change of control; and (ii) the Expiry Date of the Incentive Options.

For the purpose of the Plan, "change of control" of the Corporation means or shall be deemed to have occurred upon:

(a) the acceptance by the Shareholders, representing in the aggregate more than thirty-five percent (35%) of all issued and outstanding Shares, of any offer, whether by way of a takeover bid or otherwise, for any or all of the Shares;

(b) the acquisition hereafter, by whatever means (including, without limitation, by way of an arrangement, merger or amalgamation), by a Person (or two or more acting jointly or in concert), directly or indirectly, of the beneficial ownership of Shares or rights to acquire Shares, together with such Person's then owned Shares and rights to acquire Shares, if any, representing more than thirty five percent (35%) in aggregate of all issued and outstanding Shares (except where such acquisition is part of a bona fide reorganization of the Corporation in circumstances where the affairs of the Corporation are continued, directly or indirectly, and where the shareholdings remain substantially the same following the reorganization as existed prior to the re-arrangement);

(c) the passing of a resolution by the Corporation or the Shareholders to substantially liquidate the assets or wind-up or significantly rearrange the affairs of the Corporation in one or more transactions or series of transactions (including by way of an arrangement, merger or amalgamation) or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such resolution relates to a liquidation, winding-up or re-arrangement as part of a bona fide re-organization of the Corporation in circumstances where the affairs of the Corporation are continued, directly or indirectly, and where the shareholdings remain substantially the same following the reorganization as existed prior to the re-arrangement);

(d) the sale by the Corporation of all or substantially all of its assets (other than to an affiliate of the Corporation in circumstances where the affairs of the Corporation is continued, directly or indirectly, and where the shareholdings of the Corporation remain substantially the same following the sale as existed prior to the sale);

(e) Persons who were proposed as nominees (but not including nominees under a shareholder proposal) to become directors, of the Corporation immediately prior to a meeting of the Shareholders involving a contest for, or an item of business relating to the election of directors of the Corporation, not constituting a majority of the directors of the Corporation following such election; or

(f) any other event which in the opinion of the Board reasonably constitutes a change of control of the Corporation.

Rights of Holder

19. The granting of Incentive Options hereunder to any Service Provider shall not obligate such Service Provider to exercise such Incentive Options or any portion thereof. The holding of Incentive Options shall not entitle a Holder to any rights as a Shareholder.

No Assignment of Incentive Options

20. Incentive Options granted under the Plan may not be transferred or assigned without the prior consent of the Corporation.

Blackout Periods

21. If the Expiry Date for an Incentive Option occurs during a Blackout Period applicable to the relevant Holder, or within 10 business days after the expiry of a Blackout Period applicable to the relevant Holder, then the Expiry Date for that Incentive Option shall be the date that is the 10th business day after the expiry date of the Blackout Period (the "Blackout Expiry Date"). This section applies to all Incentive Options outstanding under this Plan.

22. For purposes of Section 21 hereof, "Blackout Period" means the period during which the relevant Holder is prohibited from exercising an Incentive Option due to trading restrictions imposed by the Corporation in accordance with its trading policies affecting trades by directors, officers and employees in the Corporation's securities.

Amendments

23. The Plan and any issued Incentive Options may be amended, modified or terminated with the approvals of the TSX and the Shareholders by ordinary resolution at a meeting of the Shareholders as may be required pursuant to the policies of the TSX. For greater certainty, Shareholder approval will not be required for any of the following types of amendments:

    (a) amendments of a "housekeeping" nature;

    (b) a change to the vesting provisions of Incentive Options; and

    (c) a change to the termination provisions of Incentive Options or the Plan which does not entail an extension beyond the original expiry date.

    Without limiting the generality of the foregoing, Shareholder approval will be required, in accordance with the policies of the TSX, in order for the Corporation to:

    (a) modify or amend the terms of Incentive Options, including those previously granted, including the repricing of any Incentive Options and the extension of the exercise period for any Incentive Options;

    (b) any change to the eligible Service Providers under the Plan which would have the potential of broadening or increasing insider participation; and

    (c) the addition of any form of financial assistance for Holders.

24. Subject to the foregoing and regulatory approval, as applicable, the Corporation may from time to time add to, delete from, alter or otherwise amend the provisions of the Plan or any Incentive Options granted thereunder as it sees fit or may at any time terminate the Plan, provided that:

    (a) no amendment may change the manner of determining the Grant Price, increase the maximum number of Shares reserved for issuance pursuant to outstanding Incentive Options, or, without the written consent of the Holder, materially and adversely impair, alter or amend any Option previously granted to such Holder; and

    (b) a termination of the Plan shall not derogate from the rights of Holders of Incentive Options granted prior to the date of such termination, unless otherwise consented to by such Holders.

Regulatory Approvals

25. The Plan and any amendments thereto, including the number of Shares reserved for issuance hereunder, shall be subject to the approval of and conditions imposed by the TSX and any Incentive Options granted prior to such approval of the TSX shall be conditional upon such approval being given and no Incentive Options may be exercised prior to such approval or any other necessary regulatory approval. To the extent that any provision of the Plan conflicts with any rules of the TSX, such rules shall govern and the Plan shall be deemed to be amended to be consistent therewith.

26. The obligation of the Corporation to issue and deliver Shares on the exercise of the Incentive Options in accordance with the terms and conditions of the Plan is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority and, the rules of the TSX and/or such other exchange or on exchanges on which the Shares are listed for trading. If Shares cannot be issued to the Holder upon the exercise of the Incentive Option for any reason whatsoever, the obligation of the Corporation to issue such Shares shall terminate and any Corporations paid to the Corporation in connection with the exercise of the Incentive Option will be returned to the Holder as soon as practicable.

APPENDIX "H"

SUMMARY OF THE SHAREHOLDER RIGHTS PLAN

Please see "*Other Matters to be Considered at the Meeting - Approval of the Shareholder Rights Plan*" in the Information Circular to which this Appendix is attached for a discussion of the Shareholder Rights Plan and the reasons for the Board of Trustees recommending its approval.

Capitalized terms used but not specifically defined in this Appendix shall have the meanings ascribed thereto in the Information Circular.

The following summary of the Shareholder Rights Plan is qualified in its entirety by reference to the complete text of the Shareholder Rights Plan Agreement (the "**Agreement**") to be entered into between New Newalta and Valiant Trust Company, as rights agent, in connection with the Shareholder Rights Plan (if approved at the Meeting). The Agreement shall govern in the event of any conflict between the provisions thereof and this summary. A Unitholder may obtain a draft copy of the Agreement by contacting the Vice President, General Counsel & Corporate Secretary of Newalta Corporation at 211 – 11th Avenue S.W., Calgary, Alberta T2P 0C6 or by facsimile at (403) 806-7032.

Definitions

1. "**Convertible Security**" shall mean a security convertible, exercisable or exchangeable into a Voting Share;

2. "**Independent Shareholders**" means holders of Voting Shares (as defined below), other than:

    (a) any Acquiring Person (as defined below);

    (b) any Offeror (as defined below), other than a person referred to in clause 1.1(f)(iii)(B) of the Agreement;

    (c) any affiliate or associate of such Acquiring Person or Offeror;

    (d) any person acting jointly or in concert with such Acquiring Person or Offeror; and

    (e) any employee benefit plan, deferred profit sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of New Newalta or a subsidiary of New Newalta, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-over Bid;

3. "**Offer to Acquire**" shall include:

    (a) an offer to purchase or a solicitation of an offer to sell or a public announcement of an intention to make such an offer or solicitation; and

    (b) an acceptance of an offer to sell, whether or not such offer to sell has been solicited;

    or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

4. "**Offeror**" shall mean a person who has announced a current intention to make or who is making a Take-over Bid, but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired;

5. "**Take-over Bid**" shall mean an Offer to Acquire Voting Shares and/or Convertible Securities, if, the Voting Shares, together with the Voting Shares into which the Convertible Securities are convertible, if applicable, are subject to the Offer to Acquire and constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire; and

6. **"Voting Shares"** shall mean Common Shares and any other securities in the capital of New Newalta entitled to vote generally in the election of the directors of New Newalta.

Term

If approved at the Meeting, the Shareholder Rights Plan will be adopted immediately following the Meeting and (subject to earlier termination in accordance with its terms) will remain in effect until the Expiration Time, which pursuant to the Shareholder Rights Plan is defined as the earliest of: (i) the date which rights are redeemed due to operation of the Shareholder Rights Plan; and (ii) the termination of the annual meeting of shareholders of the Corporation in the year 2011. unless the term of this Agreement is extended beyond such date by resolution of the holders of Voting Shares, and, if the continued existence of this Agreement is ratified at such annual meeting by resolution passed by a majority of votes cast by (a) holders of Voting Shares; and (b) Independent Shareholders who vote in respect thereof in accordance with Section 5.15(b) of the Shareholder Rights Plan, shall mean the earlier of the Termination Time and the termination of the annual meeting of shareholders of the Corporation in 2014.

Issue of Rights

One right (a **"Right"**) will be issued by New Newalta in respect of each Common Share that is outstanding at the close of business on the effective date of the Agreement (the **"Effective Date"**). One Right will also be issued for each additional Common Share issued after the Effective Date and prior to the earlier of the Separation Time (as defined below) and the time at which the Rights expire and terminate.

The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per Common Share unless the Rights separate from the underlying Common Shares in connection with which they were issued and become exercisable or are exercised.

The issuance of the Rights will also not change the manner in which Shareholders currently trade their Common Shares, and is not intended to interfere with New Newalta's ability to undertake equity offerings in the future.

Separation Time / Ability to Exercise Rights

The Rights are not exercisable, and are not separable from the Common Shares in connection with which they were issued, until the "Separation Time", being the close of business on the tenth trading day after the date a person becomes an Acquiring Person (as defined below) or announces an intention to make a Take-over Bid that does not qualify as a Permitted Bid (as defined below), or such later time as the Board of Directors may determine.

Acquiring Person

A person will be considered to be an Acquiring Person for the purposes of the Shareholder Rights Plan if it acquires beneficial ownership (within the meaning of the Agreement) of 20% or more of the outstanding Common Shares other than certain types of acquisitions.

Consequences of a Flip-in Event

A "Flip-in Event" refers to any transaction or event pursuant to which a person becomes an Acquiring Person. Following the occurrence of a Flip-in Event as to which the Board of Directors has not waived the application of the Shareholder Rights Plan, each Right held by:

(a) an Acquiring Person (or any of its associates, affiliates or joint actors) on or after the earlier of the Separation Time or the first date of public announcement that an Acquiring Person has become such, shall become null and void; and

(b) any other Shareholder shall entitle the holder thereof to purchase additional Common Shares at a substantial discount to their prevailing market price at the time.

Permitted Bid Requirements

An offeror may make a Take-over Bid for New Newalta without becoming an Acquiring Person (and therefore subject to the consequences of a Flip-in Event described above) if it makes a Take-over Bid (a **"Permitted Bid"**) that meets certain requirements, including that the bid must be:

1. made pursuant to a formal take-over bid circular under applicable securities legislation;

2. made to all registered holders of Common Shares (other than the Offeror); and

3. subject to irrevocable and unqualified provisions that:

   (a) the bid will remain open for acceptance for at least 60 days from the date of the bid;

   (b) the bid will be subject to a minimum tender condition of more than 50% of the Common Shares held by independent Shareholders; and

   (c) the bid will be extended for at least 10 business days if more than 50% of the Common Shares held by Independent Shareholders are deposited to the bid (and the Offeror shall make a public announcement of that fact).

A competing Take-over Bid that is made while a Permitted Bid is outstanding and satisfies all of the criteria for Permitted Bid status, except that it may expire on the same date (which may be less than 60 days after such bid is commenced) as the Permitted Bid that is outstanding (subject to the current statutory minimum bid period of 35 days from commencement), will be considered to be a "Permitted Bid" for the purposes of the Shareholder Rights Plan.

Permitted Lock-Up Agreement

A person will not become an Acquiring Person by reason of entering into an agreement (a "**Permitted Lock-Up Agreement**") with a Shareholder pursuant to which the Shareholder (the "**Locked-Up Person**") agrees to deposit or tender its Common Shares to a Take-over Bid (the "**Lock-Up Bid**") made by that person, provided that the agreement meets certain requirements, including that:

1. the terms of the agreement are publicly disclosed and a copy is publicly available;

2. the Locked-Up Person can terminate its obligation under the agreement in order to tender its Common Shares to another Take-over Bid or transaction where:

   (a) the offer price or value of the consideration payable is (A) greater than the price or value of the consideration per Common Share under the Lock-Up Bid or (B) equal to or greater than a specified minimum, which cannot be more than 107% of the offer price under the Lock-Up Bid; and

   (b) if less than 100% of the number of outstanding Common Shares held by Independent Shareholders are offered to be purchased under the Lock-Up Bid, the number of Common Shares offered to be purchased under the other Take-over Bid or transaction (at an offer price not lower than pursuant to the Lock-Up Bid) is (A) greater than the number offered to be purchased under the Lock-Up Bid or (B) equal to or greater than a specified number, which cannot be more than 107% of the number offered to be purchased under the Lock-Up Bid; and

3. if the Locked-Up Person fails to deposit its common shares to the Lock-Up Bid, no "break fees" or other penalties that exceed, in the aggregate, the greater of (A) 2.5% of the price or value of the consideration payable under the Lock-Up Bid and (B) 50% of the increase in consideration resulting from another Take-over Bid or transaction, shall be payable by the Locked-Up Person.

Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by a legend imprinted on Common Share certificates representing Common Shares issued after the effective date of the Agreement. Although Rights will also be attached to Common Shares outstanding on the Effective Date, certificates representing Common Shares issued before the Effective Date will not (and need not) bear the legend. Shareholders will not be required to return their certificates to be entitled to the benefits of the Shareholder Rights Plan.

From and after the Separation Time, Rights will be evidenced by separate certificates.

Before the Separation Time, Rights will trade together with, and will not be transferable separately from, the Common Shares in connection with which they were issued. From and after the Separation Time, Rights will be transferable separately from the Common Shares.

Waiver

A potential offeror for New Newalta that does not wish to make a Permitted Bid can nevertheless negotiate with the Board of Directors to make a formal Take-over Bid on terms that the Board of Directors considers fair to all Shareholders, in which case the board may waive the application of the Shareholder Rights Plan. Any waiver of the Shareholder Rights Plan's application in respect of a particular Take-over Bid will constitute a waiver of the Shareholder Rights Plan in respect of any other formal Take-over Bid made while the initial bid is outstanding.

The Board of Directors may also waive the application of the Shareholder Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered the Flip-in Event thereafter reduces its beneficial holdings below 20% of the outstanding common shares in the captial of New Newalta within 14 days or such other date as the Board of Directors may determine.

With Shareholder approval, the Board of Directors may waive the application of the Shareholder Rights Plan to any other Flip-in Event prior to its occurrence.

Redemption

Rights are deemed to be redeemed following completion of a Permitted Bid (including a competing Permitted Bid) or any other Take-over Bid in respect of which the Board of Directors has waived the Shareholder Rights Plan's application.

With Shareholder approval, the Board of Directors may also, prior to the occurrence of a Flip-in Event, elect to redeem all (but not less than all) of the then outstanding Rights at a nominal redemption price of $0.00001 per Right.

Exemptions for Investment Advisors, etc.

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies), and administrators or trustees of registered pension plans or funds and agents or agencies of the Crown, which acquire more than 20% of the outstanding Common Shares, are effectively exempted (through the definition of "beneficial ownership" under the Shareholder Rights Plan) from triggering a Flip-in Event provided that they are not in fact making, either alone or jointly or in concert with any other person, a Take-over Bid.

Directors' Duties

The adoption of the Shareholder Rights Plan will not in any way lessen or affect the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of New Newalta. In the event of a Take-over Bid or any other such proposal, the Board of Directors will still have the duty to take such actions and make such recommendations to Shareholders as are considered appropriate.

Amendments

New Newalta may, prior to the Meeting, amend the Agreement without Shareholder approval. If the Shareholder Rights Plan is approved at the Meeting, amendments will thereafter be subject to the approval of a majority of: (a) Shareholders; and (b) Independent Shareholders, voting, in each case, in person or by proxy at the applicable meeting, unless to correct any clerical or typographical error or (subject to confirmation at the next meeting of Shareholders) make amendments that are necessary to maintain the Shareholder Rights Plan's validity as a result of changes in applicable legislation, rules or regulations.

After adoption, any amendments will also be subject to the approval of the TSX.

APPENDIX "I"

SECTION 191 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1) amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if the shareholder has sent an objection to the corporation under subsection (5)

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under

this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied with a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances must not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c) fixing the time within which the corporation must pay that amount to a shareholder, and

(d) fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14) On:

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13);

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw the shareholder's dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able

to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

NEWALTA INCOME FUND
Calgary, Alberta, Canada

PROXY SOLICITED BY THE BOARD OF TRUSTEES AND MANAGEMENT OF NEWALTA CORPORATION FOR THE SPECIAL MEETING OF UNITHOLDERS

The undersigned, being a holder (a "Unitholder") of trust units ("Trust Units") of Newalta Income Fund (the "Fund"), hereby appoints Alan P. Cadotte of Calgary, Alberta, or failing him, Ronald L. Sifton of Calgary, Alberta, or instead of either of the foregoing ______________________ of ______________________, as proxy, with the power of substitution, to vote for and on behalf of the undersigned at the Special Meeting of Unitholders (the "Meeting") of the Fund to be held at 10:00 a.m., (Calgary time) on December 17, 2008 in Room 106, North Building, Calgary TELUS Convention Centre at 120 - 9th Avenue S.E., Calgary, Alberta and at any adjournments thereof and at every poll which may take place thereat in the same manner as the undersigned could do if personally present thereat, and without restricting the general authorization and power hereby given, the said proxy being specifically instructed to vote at the Meeting as follows:

1. To vote **FOR** ☐ or **AGAINST** ☐ the special resolution, the full text of which is set forth as Appendix A to the accompanying management information circular (the "Information Circular"), to approve a plan of arrangement under Section 193 of the *Business Corporations Act* (Alberta) and all transactions contemplated thereby, all as more particularly set forth and described in the Information Circular;

2. To vote **FOR** ☐ or **AGAINST** ☐ the ordinary resolution, the full text of which is set out in the Information Circular, to approve the adoption of an incentive option plan for 1434518 Alberta Ltd., all as more particularly set forth and described in the accompanying Information Circular;

3. To vote **FOR** ☐ or **AGAINST** ☐ the ordinary resolution, the full text of which is set out in the Information Circular, to approve the adoption of the shareholder rights plan of 1434518 Alberta Ltd., all more particularly described in the Information Circular; and

4. On any other matters that may properly come before the Meeting in such manner as the said proxy may see fit.

This proxy is being solicited by the board of trustees of the Fund and the management of Newalta Corporation for use at the Meeting. Unitholders are directed to the Information Circular which accompanies this form of proxy.

IF THE UNITHOLDER DOES NOT SPECIFY A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE PROXY WILL BE VOTED "FOR" ITEMS 1, 2 AND 3 ABOVE AS INDICATED IN THE ACCOMPANYING INFORMATION CIRCULAR.

The person exercising this instrument of proxy has discretionary authority and may vote the Trust Units represented hereby as he considers best with respect to amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting or any adjournments thereof. The undersigned hereby revokes any instrument of proxy previously given and does further hereby ratify and confirm all that such proxy may do by virtue hereof.

Dated this ____ day of ____________________, 2008.

____

Signature of Unitholder

____

Name - Please Print

Number of Trust Units Held: ____________________

This instrument of proxy, properly executed, is to be mailed in the enclosed envelope or sent by facsimile and must be received by Valiant Trust Company, Attention: Proxy Department, Suite 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1 (fax number: 403-233-2857), at least 24 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting in order to be valid.

NOTES:

1. If this form of proxy is not signed by the Unitholder or his or her attorney authorized in writing, the votes to which the Unitholder is entitled will not be exercised.

2. If the Unitholder is a corporation, this form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated.

3. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the Trust Units are registered. If this form of proxy is not dated, it will be deemed to bear the date on which it was mailed to the Unitholder.

4. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person's capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Fund).

5. A Unitholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Unitholder or by his or her attorney duly authorized in writing or, if the Unitholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Valiant Trust Company on or before the last day (excluding Saturdays, Sundays and holidays) immediately preceding the day of the Meeting or any adjournment thereof.


END